Filed by: Wincor Nixdorf AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-208186

Mandatory publication in accordance with sections 27 para. 3 sentence 1, 14 para. 3 sentence 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz)

[non-binding English translation]

JOINT REASONED STATEMENT OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD OF

Wincor Nixdorf Aktiengesellschaft
Heinz-Nixdorf-Ring 1, 33106 Paderborn,
Federal Republic of Germany

in accordance with section 27 para. 1 of the German Securities Acquisition and Takeover Act

on the

voluntary public takeover offer (combined cash and exchange offer)

by

Diebold, Incorporated

5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio 44720-8077,

United States of America

to the shareholders of

Wincor Nixdorf Aktiengesellschaft

to acquire all shares in this company

_____________________________________________________________________

Wincor Nixdorf Shares:	ISIN DE000A0CAYB2
Tendered Wincor-Nixdorf Shares:	ISIN DE000A16QN2
Diebold Shares:	ISIN US2536511031

_____________________________________________________________________

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Table of Contents

I. General Information about the Statement	7
1. Legal Basis of the Statement	7
2. Factual Basis of the Statement	8
3. Independent Review and Decision by Wincor Nixdorf Shareholders	8
4. Publication of the Statement	9
II. Information about the Target Company	10
1. Basic Information	10
2. Capital Structure	10
2.1 Share Capital	10
2.2 Authorized Capital	10
2.3 Conditional Capital I 2014	11
2.4 Conditional Capital II	12
2.5 Treasury Shares	13
3. Stock Option Plans	14
4. Shareholder Structure	15
5. Composition of the Management Board and the Supervisory Board of Wincor Nixdorf	16
6. Overview of the business of the Wincor Nixdorf Group	16
7. Summary of Financial Information and other Company Information	17
7.1 Selected Information from the Consolidated Income Statement	19
7.2 Consolidated Balance Sheet	20
III. Information about the Bidder	20
1. Basic Information	20
2. Capital Structure	20
2.1 Share Capital	20
2.2 Authorized Capital	21
2.3 Issuance of Diebold Offer Shares	21
3. Shareholder Structure	22
4. Composition of Board of Directors and Executive Officers	23

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5. Business Activities of the Diebold Group	24
6. Persons Acting in Concert with the Bidder, their Subsidiaries and Wincor Nixdorf Shares Held by them	24
7. Disclosures Concerning Securities Transactions	25
8. Parallel Acquisitions	25
9. Diebold KGaA	25
IV. Background of the Takeover Offer – Business Combination Agreement dated November 23, 2015	26
V. Information about the Takeover Offer	31
1. Relevance of the Offer Document	31
2. Implementation of the Takeover Offer	31
3. Review of the Offer Document by BaFin and Publication of the Offer Document	31
4. Consideration	32
5. Acceptance Period and Additional Acceptance Period	33
5.1 Acceptance Period	33
5.2 Additional Acceptance Period pursuant to Section 16 para. 2 WpÜG	33
6. Emission of Diebold Offer Shares and Implementation of the Exchange	34
6.1 Emission of Diebold Offer Shares	34
6.2 Implementation of the Exchange	34
7. Put Right	36
8. Closing Conditions	36
8.1 Merger Control Clearance	36
8.2 Effectiveness of the Registration Statement	36
8.3 Minimum Acceptance Rate	37
8.4 No Material Adverse Change of Market Conditions	37
8.5 No Wincor Nixdorf Material Adverse Change	38
8.6 No Material Compliance Violation	38
8.7 No Increase of Share Capital; No Issuance of Wincor Nixdorf Treasury Shares	38
8.8 No Over-Indebtedness or Insolvency	39
8.9 No Superior Competing Offer	39

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8.10 No Prohibition or Illegality of the Takeover Offer or of the Business Combination	39
8.11 Independent Expert	39
8.12 Consequences of Non-Fulfilment of Closing Conditions	40
9. Waiver of Closing Conditions	40
10. Trading in Tendered Wincor Nixdorf Shares	40
11. Status of Regulatory Approvals and Procedures	41
11.1 Antitrust Proceedings	41
11.2 Registration Statement	41
12. Applicable Law	42
13. Publication	42
14. Termination Fee	42
VI. Financing of the Takeover Offer	43
1. Obligation to Deliver Offer Shares (Share Component)	44
2. Total Transaction Costs (Cash Component)	45
3. Financing Confirmation	46
VII. Type and Value of the Consideration Offered	46
1. Statutory Requirements Regarding the Type of Consideration	46
2. Statutory Requirements as to the Value of the Consideration	49
2.1 Legal Minimum Value of the Offer Consideration for Wincor Nixdorf Shares	49
2.2 Valuation of the Diebold Offer Shares	50
3. Assessment by the Management Board and the Supervisory Board of the Adequacy of the Consideration	51
3.1 Premiums Compared to Historic Stock Exchange Prices	51
3.2 Premiums as Compared to Broker Target Prices	54
3.3 Adequacy of the Valuation of the Diebold Shares on the Basis of Stock Exchange Prices	54
3.4 Note on Sources; Conversion from US Dollar to Euro	55
4. Fairness Opinion	55

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5. Overall Assessment	58
VIII. Objectives and Intentions of the Bidder and Diebold KGaA and Prospective Consequences for Wincor Nixdorf	60
1. The Objectives and Intentions according to the Business Combination Agreement	60
1.1 Future Business Activities; Use of Assets and Future Liabilities	60
1.2 Composition of Boards of the Bidder and Wincor Nixdorf	61
1.3 Employees, Employment Terms and Employee Representatives	62
1.4 Name and Registered Office; Location of Essential Parts of the Business of the Combined Group	62
1.5 Integration	63
1.6 Implementation	63
2. Objectives and Intentions in the Offer Document	63
2.1 Economic and Strategic Background; Geographic Expansion; Potential Synergies	63
2.2 Intentions of the Bidder regarding the Future Business Activities of Wincor Nixdorf and the Bidder	65
2.3 Dividends	66
2.4 No Further Intentions	66
3. Assessment of the Objectives and Intentions of the Bidder and the Prospective Consequences	66
3.1 Economic and Strategic Background	66
3.2 Synergy Potential	67
3.3 Future Business Activities of Wincor Nixdorf and the Bidder; Use of Assets and Future Liabilities of Wincor Nixdorf and the Bidder	68
3.4 Composition of Boards	70
3.5 Name and Registered Office of the Target Company and the Bidder; Location of Essential Parts of the Business	71
3.6 Consolidation; Structural Measures	71
3.7 Financial Consequences for Wincor Nixdorf	72
3.8 Consequences on Existing Business Relationships of the Wincor Nixdorf Group	74

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4. Statement Regarding Possible Consequences for Employees and Employee Representations in the Wincor Nixdorf Group as well as Employment Conditions	74
IX. Consequences for Wincor Nixdorf Shareholders	75
1. Potential Disadvantages in Case the Takeover Offer is Accepted	75
2. Potential Disadvantages in Case the Takeover Offer is Not Accepted	77
X. Interests of the Members of the Boards of Wincor Nixdorf	80
1. Provisions under the Business Combination Agreement	80
2. Special Termination Rights of the Members of the Boards and of Key Executives of the Wincor Nixdorf Group in Case of Change of Control	81
XI. Intentions of the Members of the Management Board and the Supervisor Board, to Accept the Takeover Offer	81
XII. Recommendation	81
Definitions	83

Appendix 1 – Subsidiaries of WINCOR Nixdorf

Appendix 2 – Fairness Opinion Goldman Sachs AG

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On February 5, 2016, Diebold, Incorporated, with its registered office at 5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio, 44720-8077, United States of America (Diebold or the Bidder; together with its subsidiaries and affiliated companies the Diebold Group) published in accordance with sections 34, 14 para. 2 and 3 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (WpÜG) an offer document within the meaning of section 11 WpÜG (the Offer Document) for its voluntary public takeover offer (the Takeover Offer) to the shareholders of Wincor Nixdorf Aktiengesellschaft with registered office in Paderborn (Wincor Nixdorf or Target Company; together with its subsidiaries and affiliated companies the Wincor Nixdorf Group) to acquire all shares in Wincor Nixdorf (ISIN DE000A0CAYB2) (Wincor Nixdorf Shares and each a Wincor Nixdorf Share) against payment of a cash amount of €38.98 (the Cash Component) and the granting of 0.434 common shares of the Bidder (the Share Component; the shares in the Bidder offers in exchange hereinafter the Diebold Offer Shares) for one Wincor Nixdorf Share tendered for acceptance (Wincor Nixdorf Shares for which the Takeover Offer is accepted within the Acceptance Period (as described in section V.5.1), the Additional Acceptance Period (as described in section V.5.2), or the Put Right Period (as described in section V.7) are hereinafter referred to as the Tendered Wincor Nixdorf Shares).

The Offer Document was submitted by the Bidder to the management board of Wincor Nixdorf (the Management Board) on February 5, 2016, and on the same day was forwarded by the Management Board to the supervisory board of Wincor Nixdorf (the Supervisory Board) as well as the group works council of Wincor Nixdorf’s German subsidiaries.

The Management Board and the Supervisory Board have carefully examined the Takeover Offer and issue the following joint reasoned statement (the Statement) in accordance with section 27 para. 1 WpÜG thereon. The Management Board and the Supervisory Board each have unanimously approved this Statement on February 10, 2016.

I.	General Information about the Statement
1.	Legal Basis of the Statement

Pursuant to section 27 para. 1 sentence 1 WpÜG, the management board and the supervisory board must issue a reasoned statement on an offer and any amendments thereto. This statement may be issued jointly by the management board and the supervisory board of the target company. The Management Board and the Supervisory Board have decided to issue a joint statement.

This Statement is issued in accordance with the laws of the Federal Republic of Germany. Furthermore, in accordance with the laws of the United States of America, the Management Board and the Supervisory Board of Wincor Nixdorf will issue and publish an additional statement on the Offer Document pursuant to Rule 14e-2 of the United States Securities Exchange Act 1934 (Exchange Act) (Response Statement). This Response Statement will be publicly available under www.sec.gov.

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2.	Factual Basis of the Statement

All information, expectations, forecasts, assessments, forward-looking statements and declarations of intent in this Statement are based on information available to the Management Board and the Supervisory Board at the time of publication of this Statement and reflect their assessment and intentions at that time, which may change after the date of publication of this Statement. The Management Board and the Supervisory Board will update this Statement only to the extent that they are obliged to do so under applicable law.

Unless and to the extent expressly stated otherwise, the information about the Bidder, its affiliated companies, the persons acting in concert with the Bidder and, in particular, the information on intentions of the Bidder are exclusively based on the information contained in the Offer Document, the agreement between the Bidder and Wincor Nixdorf on the business combination of Wincor Nixdorf and the Bidder by way of a voluntary public takeover offer of the Bidder to the Wincor Nixdorf Shareholders which was concluded on November 23, 2015 (Business Combination Agreement), and other publicly available information. To the extent that this Statement makes reference to, cites, or repeats the Offer Document, these are mere references by which the Management Board and the Supervisory Board neither adopt the Offer Document as their own nor assume any liability for the correctness or completeness of the Offer Document.

The Management Board and the Supervisory Board are also not able to verify the statements made and the intentions stated by the Bidder (in the Offer Document or otherwise), nor can they influence the implementation of such intentions. The Management Board and the Supervisory Board point out that the intentions of the Bidder may change at a later point in time.

3.	Independent Review and Decision by Wincor Nixdorf Shareholders

The Management Board and the Supervisory Board point out that their statements and assessments in this Statement are not binding on the shareholders of Wincor Nixdorf (together the Wincor Nixdorf Shareholders and each a Wincor Nixdorf Shareholder), and, particularly the description of the Bidder’s Takeover Offer in this Statement, does not purport to be complete. Rather, the Wincor Nixdorf Shareholders must make their own decision on the acceptance or non-acceptance of the Takeover Offer on the basis of the Offer Document and all other sources of information available to them (including any individual advice obtained by them) and taking into account their individual tax and other situation. The Wincor Nixdorf Shareholders should, in particular, carefully read the Offer Document because it contains important information for them.

Each Wincor Nixdorf Shareholder must make his or own decision on whether or not, and in respect of how many Wincor Nixdorf Shares, if any, such shareholder will accept the Takeover Offer or, as the case may be, prefers a divestment independent of the Takeover Offer, for example over the stock exchange, taking into consideration the overall circumstances, his individual situation (including his personal tax situation)

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and his personal assessment of the potential future development of the value and market price of the Wincor Nixdorf Share and the Diebold share.

The Management Board and the Supervisory Board do not assume any liability in the event that an acceptance or non-acceptance of the Takeover Offer subsequently proves to be economically disadvantageous.

Wincor Nixdorf Shareholders whose place of residence, registered office or habitual place of abode is in the United States of America should take into consideration the Bidder’s statements in section 1.2 of the Offer Document. Furthermore, section 1.5 of the Offer Document contains references to the publication of the Offer Document in English language.

In section 1.6 of the Offer Document, the Bidder points out that the acceptance of the Takeover Offer outside the Federal Republic of Germany and the United States of America may be subject to legal restrictions. The Bidder recommends to Wincor Nixdorf Shareholders who obtain access to the Offer Document outside the Federal Republic of Germany or the United States of America and who want to accept the Takeover Offer outside the Federal Republic of Germany or the United States of America, to inform themselves of the respective applicable legal provisions and to comply with them. According to the Bidder, neither the Bidder nor persons acting in concert with the Bidder assume liability with regard to the fact that the acceptance of the Takeover Offer outside the Federal Republic of Germany or the United States of America is permissible under the relevant applicable legal provisions. Neither the Management Board nor the Supervisory Board of Wincor Nixdorf assume such liability.

4.	Publication of the Statement

This Statement and any supplements and/or additional statements on possible amendments to the Takeover Offer will be published in accordance with section 27 para. 3 sentence 1 and section 14 para. 3 sentence 1 WpÜG in German language on the internet on Wincor Nixdorf’s website at http://www.wincor-nixdorf.com in the Investor Relations section. Copies of the statements will be available for distribution free of charge at Wincor Nixdorf, Heinz-Nixdorf-Ring 1, 33106 Paderborn, (telephone: +49 (0) 5251 693 5051; e-mail: investor-relations@wincor-nixdorf.com; fax: +49 (0) 5251 693 5056). The fact that the Statement has been published and that copies are available for distribution free of charge will be announced in the Federal Gazette (Bundesanzeiger).

This Statement and any supplements and/or additional statements on possible amendments to the Takeover Offer are published exclusively in German language in accordance with legal requirements. In addition to the German-language Statement, an English translation will be published on Wincor Nixdorf’s website at http://www.wincor-nixdorf.com in the Investor Relations section. Moreover, the English translation of this Statement will be published electronically on the electronic data gathering, analysis and retrieval system of the SEC (EDGAR-System) at www.sec.gov. With regard to the English translation of this Statement, no liability is assumed for the correctness of such translation. Only the German versions are binding.

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II.	Information about the Target Company
1. Basic Information

Wincor Nixdorf is a listed German stock corporation (Aktiengesellschaft) with its registered seat in Paderborn, Federal Republic of Germany, registered in the commercial register (Handelsregister) of the local court of Paderborn under HRB 6846. Wincor Nixdorf’s headquarter is located at Heinz-Nixdorf-Ring 1, 33106 Paderborn, Federal Republic of Germany, and its telephone number at that location is +49 (0) 5251 693 30.

The corporate purpose of Wincor Nixdorf is to manage a group of associated companies based both within and outside of the Federal Republic of Germany that operate in research, development, production, sales, installation and leasing in connection with products and solutions in the fields of electronic information processing, information transfer and other innovative technology systems and also provide consulting, training and other services related to this business. Wincor Nixdorf may itself operate in the aforementioned areas or restrict its activities to the management of its holdings. Wincor Nixdorf may conduct any business or undertake any actions that are appropriate for directly or indirectly fulfilling the purpose of Wincor Nixdorf. In this respect, Wincor Nixdorf may found, take over or acquire an interest in other companies. Wincor Nixdorf may set up other branches under the same or a different name within or outside of the Federal Republic of Germany.

A list of all subsidiaries of Wincor Nixdorf is attached as Appendix 1 to this Statement. Pursuant to section 2 para. 5 sentence 3 WpÜG, these subsidiaries are deemed to be persons acting in concert with Wincor Nixdorf and with each other.

The Wincor Nixdorf Shares (WKN A0CAYB / ISIN DE000A0CAYB2) are listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange with additional post-admission obligations (Prime Standard). The Wincor Nixdorf Share is currently included in the MDAX, MSCI World Index (World Small Cap) and Kempen/SNS Smaller Europe SRI Index (Socially Responsible Investment).

2.	Capital Structure
2.1	Share Capital

The registered share capital shown in the commercial register amounts to €33,084,988 as of February 10, 2016, and is divided into 33,084,988 bearer shares, without par value, each representing a pro rata amount of the share capital of €1.00.

2.2	Authorized Capital

By resolution of the annual general meeting of Wincor Nixdorf on January 20, 2014, the Management Board has been authorized to increase the share capital by January 19, 2019 with the approval of the supervisory board by issuing new bearer shares in

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exchange for cash and/or contributions in kind, one time or multiple times, up to a total of €16,542,494 (Authorized Capital 2014). The shareholders are to be guaranteed a subscription right. However, the Management Board is authorized, with consent of the Supervisory Board, to exclude fractions from the subscription rights of the shareholders.

Furthermore, the Management Board of Wincor Nixdorf is authorized, subject to the Supervisory Board’s approval, to exclude the subscription right of shareholders if the issue amount is not significantly less than the stock market price. This authorization, however, is only valid with the stipulation that the stocks issued with an exclusion of the subscription right in accordance with section 186 para. 3, sentence 4 of the German Stock Corporation Act (Aktiengesetz) (AktG) may not exceed a total of 10 percent of the existing share capital at the time of the resolution or – insofar as this is less – at the time of the use of the authorization. This limitation of 10 percent of the share capital also applies to those shares or rights issued or sold since the granting of the authorization, that is, since January 20, 2014, with the exclusion of the subscription rights in accordance with section 186 para. 3, sentence 4 AktG that allow the subscription of shares of Wincor Nixdorf.

Moreover, the Management Board of Wincor Nixdorf is authorized, subject to the Supervisory Board’s approval, to exclude the subscription right of the shareholders in case of shares being issued against contributions in kind for the purposes of (also indirect) acquisition of companies, parts of companies or investments in companies, whereby in this case the exclusion of the subscription right is restricted to a maximum of 20 percent of the share capital of Wincor Nixdorf at the time of the resolution or – insofar as this is less – at the time of the use of the authorization.

The aforementioned authorizations for the exclusion of subscription rights are only valid with the stipulation that since the granting of these authorizations, on January 20, 2014, on the basis of this or other authorizations for the issuance or sale of shares of Wincor Nixdorf or of rights that entitle the subscription of shares of Wincor Nixdorf, shares issued with the exclusion of the subscription right in accordance with or in corresponding application of section 186 para. 3 AktG may not amount to more than 20 percent of the existing share capital at the time of the resolution or – insofar as this is less – at the time of the use of the authorization.

2.3	Conditional Capital I 2014

Wincor Nixdorf’s share capital is conditionally increased by up to €1,654,249 through the issuance of up to 1,654,249 bearer shares, without par value (Conditional Capital I 2014).

This conditional capital increase is to be used exclusively to cover stock options issued to members of Wincor Nixdorf’s Management Board, board members of subordinate associated companies within and outside of the Federal Republic of Germany and to other executives and employees of Wincor Nixdorf and its subordinate associated companies, as specified in detail in the authorization resolved by the annual general meeting on January 20, 2014 and, subject to the resolution of the annual general meeting on January 25, 2016 on the amendment of the Conditional Capital I 2014

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being entered into the commercial register, in accordance with the authorization by the annual general meeting on January 20, 2014, and as amended by resolution of the annual general meeting on January 25, 2016.

This conditional capital increase shall only be effected to the extent that bearers of share options exercise their right to subscribe for Wincor Nixdorf Shares and Wincor Nixdorf does not provide the consideration in cash or by means of its own shares. The new shares shall carry dividend rights from the beginning of the fiscal year in which they are issued. Should the issuance take place before the ordinary annual general meeting, the new shares shall be entitled to dividends for the previous fiscal year as well.

As regards the aforementioned resolution of the annual general meeting on January 25, 2016, the Management Board and the Supervisory Board point out that the respective amendment to the articles of association will become effective only on its registration with the commercial register. As of the date of the publication of this Statement, the amendment has not yet been registered.

2.4	Conditional Capital II

Wincor Nixdorf’s share capital is conditionally increased by up to €10,000,000, divided into up to 10,000,000 bearer shares, without par value (Conditional Capital II).

The Conditional Capital II is to be used to grant option rights or option obligations, in accordance with the option conditions, to the holders of warrants from participatory certificates with warrants and/or bonds with warrants or to grant conversion rights or conversion obligations, in accordance with the conversion conditions, to the holders of convertible participatory certificates and/or convertible bonds that are issued by Wincor Nixdorf or a dependent group company of Wincor Nixdorf within the meaning of section 17 AktG by January 20, 2018, pursuant to the authorization adopted by Wincor Nixdorf’s annual general meeting on January 21, 2013 under item 7a). The new shares shall be issued at the option or conversion price to be defined in accordance with the above authorization adopted. The conditional capital increase shall be carried out only in the event of the issuing of option or conversion rights or participatory certificates with warrants and/or convertible participatory certificates and/or bonds with warrants and/or convertible bonds insofar as the holders of warrants and/or convertible participatory certificates and/or bonds with warrants and/or convertible bonds make use of their option or conversion rights or, if they are have conversion/option obligations fulfill their conversion/option obligation or the bonds with warrants or convertible bonds are required. The new shares issued pursuant to the exercise of the option or conversion right shall carry dividend rights from the beginning of the fiscal year in which they are issued. If they are issued before the annual general meeting, the new shares shall be entitled to dividends for the previous fiscal year as well. Wincor Nixdorf’s Management Board is authorized, with the consent of the Supervisory Board, to define the further details of the conditional capital increase. Wincor Nixdorf’s Supervisory Board is further authorized to amend the wording of section 4 para. 8 of the Wincor Nixdorf articles of association in accordance with the respective issue of shares and make all connected adaptations to the Wincor Nixdorf articles of association that only relate to the wording. The same shall apply if the authorization

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to issue participatory certificates with warrants or convertible participatory certificates or bonds with warrants or convertible bonds is not used after expiration of the period of authorization and if the conditional capital is not used after expiration of the periods for exercising option or conversion rights.

As of the date of this Statement, neither Wincor Nixdorf nor any of its dependent subsidiaries within the meaning of section 17 AktG issued any such equity-linked securities or warrants.

2.5	Treasury Shares

The authorization of Wincor Nixdorf to purchase treasury shares issued by the annual general meeting on January 24, 2011 expired on January 24, 2016. By way of a resolution of the annual general meeting on January 25, 2016 the expired authorization was replaced by a new authorization.

Pursuant to this new authorization, Wincor Nixdorf is authorized to purchase treasury shares, with the consent of the Supervisory Board, up to a total of 10 percent of the current share capital at the time of the resolution or – if this value is lower – at the time of exercising this authorization in the period from January 26, 2016, up to and including January 25, 2021. In doing so, the shares acquired due to this authorization together with other treasury shares of Wincor Nixdorf which it has already acquired and still possesses or are assigned to it as according to sections 71d, 71e AktG may not exceed 10 percent of the respective share capital at any time. The authorization can be exercised for any legally permissible purpose; however, Wincor Nixdorf may not trade in its treasury shares. Wincor Nixdorf may purchase the shares on the stock exchange or by means of a public offering extended to all shareholders. The shares may also be acquired by Wincor Nixdorf’s dependent companies within the meaning of section 17 AktG or companies in which Wincor Nixdorf is the majority shareholder in the sense of section 16 para. 1 AktG or, for its or their account, by third parties. In addition, Wincor Nixdorf is authorized by way of resolution of the annual general meeting on January 25, 2016 to purchase treasury shares using derivatives.

At the time of this statement Wincor Nixdorf holds 3,268,777 Wincor Nixdorf Shares (approximately 9.88 percent) indirectly through Wincor Nixdorf Facility GmbH (Wincor Nixdorf Facility) as treasury shares (Wincor Nixdorf Treasury Shares). Wincor Nixdorf and Wincor Nixdorf Facility have undertaken themselves within the framework of a non-tender-agreement for the benefit of the Bidder to neither tender Wincor Nixdorf Treasury Shares into the Takeover Offer nor transfer Wincor Nixdorf Treasury Shares to third parties. According to a further agreement between the Bidder, Wincor Nixdorf, Wincor Nixdorf Facility and the custodian bank of the Wincor Nixdorf Facility (Wincor Nixdorf Custodian Bank) which holds the Wincor Nixdorf Treasury Shares in custody, pursuant to which the Wincor Nixdorf Custodian Bank agrees that it (i) will not transfer the Wincor Nixdorf Treasury Shares from the depot to another depot held by Wincor Nixdorf, the Wincor Nixdorf Facility GmbH or by a third party, and (ii) it will not perform any orders by Wincor Nixdorf or the Wincor Nixdorf Facility GmbH to sell or transfer the Wincor Nixdorf Treasury Shares (including, for the avoidance of doubt, by way of an acceptance of the Takeover Offer) (Blocked Account Agreement). With regard to further details the Management Board

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and Supervisory Board refer to the respective explanations in section VI. of this Statement.

3.	Stock Option Plans

As of February 3, 2016, Wincor Nixdorf had issued a total of 2,609,010 stock options (as of February 3, 2016 2,566,510 still outstanding), as part of different stock option plans, which were issued in the period from 2012 to 2015 on an annual basis (Wincor Nixdorf Stock Option Plans). If stock options are exercised under the Wincor Nixdorf Stock Option Plans, Wincor Nixdorf can at its own choice settle the options with Wincor Nixdorf Shares or a cash payment.

For the stock options which were granted in 2012 (Tranche 2012) the exercise period starts on March 31, 2016, subject to the implementation of the amendments to the authorization to issue stock options resolved by the general annual meeting of Wincor Nixdorf on January 25, 2016 (see below). Currently, 582,525 stock options are outstanding under Tranche 2012.

Pursuant to the Business Combination Agreement and the Non-Tender Agreement, Wincor Nixdorf undertakes vis-à-vis the Bidder to settle all stock options, which are exercised under the Wincor Nixdorf Stock Option Plans, until the end of the Additional Acceptance Period (as described in section V.5.2) or, if a put right is given according to section 39c WpÜG, until the end of the Put Right Period (as described in section V.7) only by cash payments.

Against the background of the Bidder’s Takeover Offer, the annual general meeting of Wincor Nixdorf on January 25, 2016 has resolved certain amendments to the existing authorization to issues stock options. These amendments, which apply to stock options already issued as well as stock options possibly issued in the future, can be summarized as follows:

•	The precondition of a personal investment in shares of the Target Company for exercising the stock options that were issued or will be issued on the basis of the authorization of the annual general meeting dated January 25, 2010, or based on the authorization of the annual general meeting dated January 20, 2014, was cancelled.
•	The Management Board is authorized to resolve exceptions or amendments of the regulations on the forfeiture of stock options resolved by the annual general meetings on January 25, 2010, under item 7 a) sub clauses 7 and 8 and on January 20, 2014, under item 8 a) sub-clauses 7 and 8.
•	Provided that the Takeover Offer of the Bidder has not lapsed until or upon the end of the Acceptance Period (as described in section V.5.1) due to a Closing Condition to the Takeover Offer (as described in section V.8) not being met, the relevant stock market price for a settlement of stock options of Tranche 2012 shall in deviation from the resolution of the annual general meeting of January 25, 2010, under item 7 a) sub-clause 15 be the stock market price of shares of Wincor Nixdorf during the ten trading days in Frankfurt am Main after the publication of the announcement in accordance with section 23 para. 1 sentence 1 no. 2 WpÜG by the Bidder.
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•	Provided that, according to what has been said, the settlement of the Tranche 2012 is based on the stock market price of the shares of Wincor Nixdorf over the ten trading days on the Frankfurt Stock Exchange after the publication of the announcement by the Bidder pursuant to section 23 para. 1 sentence 1 no. 2 WpÜG, the exercise period for the Tranche 2012 shall be the later of (i) 10 trading days in Frankfurt am Main beginning with the expiry of the four-year vesting period on March 30, 2016 for the stock options issued under the Trance 2012; or (ii) 10 trading days in Frankfurt am Main after the publication of the results by the Bidder pursuant to section 23 para. 1 sentence 1 no. 2 WpÜG.
•	Provided that, according the above, the settlement of the Tranche 2012 is based on the stock market price of the shares of Wincor Nixdorf over the last 10 trading days in Frankfurt am Main after the publication of the announcement by the Bidder pursuant to section 23 para. 1 sentence 1 no. 2 WpÜG, the same price shall apply as initial value for the calculation of the strike price for the stock options issued in the financial year 2015/2016 on the basis of the authorization of the annual general meeting dated January 20, 2014, as amended and updated by the resolution of the annual general meeting dated January 25, 2016, under item 9 of the agenda (Tranche 2016). Apart from that, the calculation of the strike price for the Tranche 2016 is subject to the specifications as set out in the authorization of the annual general meeting dated January 20, 2014.

The Management Board were authorized to amend the conditions of the stock options that it has issued or will issue under the authorizations of the annual general meetings on January 25, 2010, and on January 20, 2014, according to the resolved amendments. Regarding the stock options that have been issued or will be issued on the basis of the aforementioned authorizations to members of the Management Board the Supervisory Board is entitled to implement the resolved amendments under the items 9 a) and 9 c) through 9 e) for the stock option conditions. In its meeting on February 10, 2016, the Supervisory Board authorized the Management Board, subject to certain reservations, to issue a new tranche of stock options on the basis of the amended authorization. Such issuance has not yet taken place.

4.	Shareholder Structure

According to the voting rights notifications received until February 8, 2016 pursuant to sections 21 et seqq. of the German Securities Trading Act (Wertpapierhandelsgesetz) (WpHG) the following shareholders hold 3percent or more of the voting rights (or 3 percent or more of the voting rights are attributed to them).

Shareholder Structure	Shares

Notifications regarding voting rights held directly
Deutsche Asset & Wealth Management Investment GmbH......................	3.00%
Kiltearn Global Equity Fund ...................................................................	5.04%

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Shareholder Structure	Shares

Notifications regarding voting rights attributed
Kiltearn Limited......................................................................................	5.15%
Kiltearn Partners LLP.............................................................................	5.15%
Polaris Capital Management, LLC ..........................................................	5.02%

Explanations regarding the notified voting rights:

The notified voting rights do not only reflect the voting rights directly held by the notifier. Moreover, they to some extent reflect voting rights which are attributed to the notifier; as a consequence, the same voting rights might be reflected in different voting rights notifications of different notifiers. The aforementioned voting rights notifications contain the following reference to provisions on attribution:

•	The voting rights which were notified by Kiltearn Limited are attributed to it according to section 22 para. 1 sentence 1 no. 6 WpHG; more than 3percent out of those are attributed through Kiltearn Global Equity Fund;
•	The voting rights which were notified by Kiltearn Partners LLP are attributed to it according to section 22 para. 1 sentence 1 no. 6 WpHG; more than 3 percent out of those are attributed through Kiltearn Global Equity Fund;
•	The voting rights which were notified by Polaris Capital Management, LLC are attributed to it according to section 22 para. 1 sentence 1 no. 6 WpHG.
5.	Composition of the Management Board and the Supervisory Board of Wincor Nixdorf

The Management Board of Wincor Nixdorf consists of Eckard Heidloff (Chairman of the Management Board), Dr. Jürgen Wunram (CFO, Deputy Chairman of the Management Board) and Olaf Heyden (Executive Vice President, Services / Member of the Management Board).

The Supervisory Board of Wincor Nixdorf consists of the following twelve members: Dr. Alexander Dibelius (Chairman of the Supervisory Board), Mr. Michael Schild* (Deputy Chairman of the Supervisory Board), Prof. Dr. Achim Bachem, Dr. Dieter Düsedau, Dr. Valerie Julia Barth, Mrs. Elin Dera*, Mr. Hans-Ulrich Holdenried, Mr. Edmund Schäfer*, Mr. Reinhard Steinrücke*, Mrs. Zvezdana Seeger, Mrs. Daniela Ueberschär* and Mr. Carmelo Zanghi*. (Employee representatives are identified with *).

6.	Overview of the business of the Wincor Nixdorf Group

Wincor Nixdorf offers information technology solutions and information technology services in the operating segments banking (Banking) and retail (Retail). The portfolio is aimed at optimizing the business processes in bank and retail branches. The main objective is the reduction of costs and complexity and the improvement of service for end customers.

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The product offering in the Banking segment includes hardware, software, information technology services and consulting services. ATMs, cash-recycling systems, automated teller safes and transaction terminals are key components of the hardware portfolio. Besides software for the operation of systems Wincor Nixdorf provides software to banks, with which they can control processes throughout all distribution channels.

In the Retail segment Wincor Nixdorf also provides hardware, software, information technology services and consulting services. With electronic cash register systems (EPOS) or self-checkout systems, the main focus of the product offering relates to the checkout area. The software products allow control of all processes and systems within the branch.

Wincor Nixdorf Group employs 9,455 employees worldwide (as of December 31, 2015).

Wincor Nixdorf Group generates around two-thirds of its total sales in the Banking segment and around one-third in the Retail segment. More than half of the operations are attributable to software and services, while the rest is attributable to hardware.

Wincor Nixdorf Group generated 68 percent of its total net sales in Europe in the Financial Year ended September 30, 2015. The Asia/Pacific/Africa region contributes 20 percent of total net sales, while the Americas make up a further 12 percent.

7.	Summary of Financial Information and other Company Information

The financial information contained in the following tables has been derived from the audited consolidated financial statements of Wincor Nixdorf for the financial years ended September 30, 2014 (Financial Year 2013/2014) and September 30, 2015 (Financial Year 2014/2015), which are accessible on the website of Wincor Nixdorf (http://www.wincor-nixdorf.com/) in the Investor Relations section.

KPMG AG, Wirtschaftsprüfungsgesellschaft, Bielefeld, audited the consolidated financial statements of the company for the Financial Years 2014/2015 and 2013/2014 and issued an unqualified opinion on each of these financial statements.

Accordingly, Wincor Nixdorf generated €2,427 million net sales during Financial Year 2014/2015 and, thus, was 2 percent below the previous year’s level (2013/2014: €2,469 million). While net sales in the Banking segment could be increased by 1 percent to €1,582 million, net sales in the Retail segment fell by 6 percent to €845 million (2013/2014: €903 million). In Financial Year 2014/2015 operating profit (EBITA) after restructuring expenses amounted to €22 million. The operating profit (EBITA) of the financial year includes expenses of €80 million for restructuring expenses. Accordingly, the EBITA before restructuring expenses amounted to €102 million (2013/2014: €155 million). The Financial Year 2013/2014’s EBITA contained special items amounting to €20 million because of a sale of real estate in Singapore at the end of September 2014. The EBITA margin before restructuring expenses was reduced by 2.1 percentage points to 4.2 percent (2013/2014: 6.3 percent). After restructuring expenses the EBITA margin amounted to 0.9 percent. Earnings before income

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taxes fell by 90 percent and amounted to €15 million (2013/2014: €146 million).

Group earnings per share amounted to €0.22 in Financial Year 2014/2015 and to €3.39 in Financial Year 2013/2014.

As reported in the annual report for Financial Year 2014/2015, Wincor Nixdorf sees itself on track for turnaround in Financial Year 2015/2016 in its business performance. Net sales were expected to grow slightly; the operating profit EBITA before restructuring expenses was predicted to rise substantially from €102 million to €150 million. For the financial year 2015/2016 Wincor Nixdorf expects restructuring expenses of further €40 million. EBITA after restructuring expenses was expected to amount to €110 million.

The first quarter of financial year 2015/2016 in principle has confirmed the positive expectations. Wincor Nixdorf has risen its net sales by 14 percent in the first quarter compared to the first quarter in the preceding year and has increased the operating profit (EBITA) before restructuring expenses by 78 percent. After restructuring expenses EBITA was up 46 percent. In absolute terms, net sales generated by the Wincor Nixdorf Group totaled €727 million (previous year: €640 million). Operating profit reached €66 million before restructuring expenses and €54 million after expenses for restructuring (prior-year EBITA €37 million). Thus, measures centered around business restructuring and realignment proved especially beneficial to Wincor Nixdorf. Against this background, Wincor Nixdorf has upgraded its earnings guidance for the current financial year 2015/2016 on January 24, 2016. Accordingly, operating profit before restructuring expenses is expected to lie within a range of €160 million to €190 million (previous guidance €150 million). The upgraded guidance on earnings has no impact on the outlook previously issued with regard to net sales, which points to slight growth.

The upgraded earnings guidance for financial year 2015/2016 contains a positive earnings contribution from the transformation program “Delta” that is much more pronounced than originally anticipated (€60 to 80 million instead of €50 million). At the same time, restructuring expenses originally budgeted will presumably not be utilized in full (€30 million instead of €40 million). Furthermore, certain activities currently underway as well as further one-off factors will lead to the expenses incurred will possibly more than offset. The Management Board and the Supervisory Board currently anticipate a positive net effect ranging from €0 million to 30 million.

The sale of the ownership interests in the “AEVI” business with cashless and mobile payment systems has progressed well. In this context, Wincor Nixdorf plans to dispose of a non-controlling interest in AEVI, and is confident that this sales transaction can be successfully closed in the coming months. Furthermore, Wincor Nixdorf has discussions about a cooperation with regard to its business activities in China. At present, negotiations are underway with a Chinese partner regarding its majority-stake investment in a joint venture covering Wincor Nixdorf’s business dealings in that country.

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The outlook issued by Wincor Nixdorf for financial year 2015/2016 does not include one-off costs that will come into effect on conclusion of the business combination with Diebold. These are estimated to be around €50 million.

The Management Board and the Supervisory Board, however, point out that Wincor Nixdorf finds itself exposed to risks. Changes in markets which are especially relevant for the Wincor Nixdorf portfolio, i.e. those markets in which Wincor Nixdorf operates with its product portfolio for retail banks and retailers, may adversely influence the business activities. Particularly noteworthy are uncertainties that result from the envisaged software acquisition and software integration business. Moreover, risks for the business activities may arise if enterprises with a similar product portfolio decide for a regional market access, or influence the market with a modified verticalization strategy. Furthermore, regardless of the competitive environment, products which have a high market acceptance may result in market dynamics which, due to the fact that the reaction of the market with regard to certain portfolio elements is only foreseeable to a certain extent, can develop in positive and negative directions.

In addition, during the last years the complexity of projects has increased noticeably. The Wincor Nixdorf Group has developed from a hardware supplier to a provider of complex IT solutions and IT services. Projects often have a multi-year term, and delays and cost overruns within certain subprojects cannot generally be excluded in all cases. A project organization which is clearly defined, as well as project management methods and experienced project managers ensure the implementation of projects. However, significant risks may arise in the course of the implementation of a project or in the course of the operations, in particular in case of complex software projects or in case a transfer of the operation of complex customer IT environments. Risks for the business activities may also result from additional expenses in connection with fixed price contracts, dependence on partners, time differences and liability and penalty regulations.

The reasons for the aforementioned risks can be complex and require an individual strategy with regard to risk avoidance.

The following selected consolidated financial information was taken or derived from the consolidated financial statement of Wincor Nixdorf.

7.1	Selected Information from the Consolidated Income Statement
(in thousand Euros, unless stated otherwise)	Financial Year, ended September 30
	2015	2014	2013
Net Sales	2,426,995	2,469,418	2,465,004
Cost of Sales	(1,993,415)	(1,925,675)	(1,922,312)
Gross Profit	433,580	543,743	542,692
Research and Development Expenses	(89,620)	(98,344)	(98,711)
Selling, General and Administration Expenses	(320,087)	(314,841)	(313,385)
Other Operating Income	—	25,752	202
Result from Equity Accounted Investments	(2,022)	(1,348)	733
Net Profit on Operating Activities	21,851	154,962	131,531
Finance Income	1,469	1,009	1,120
Finance Costs	(8,407)	(9,587)	(8,310)
Profit Before Income Taxes	14,913	146,384	124,341

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	Financial Year, ended September 30
(in thousand Euros, unless stated otherwise)	2015	2014	2013
Income Taxes	(7,141)	(42,284)	(36,492)
Profit for the Period	7,772	104,100	87,849
Profit attributable to non-controlling interests	1,306	3,215	721
Profit attributable to equity holders of Wincor Nixdorf AG	6,466	100,885	87,128
Shares for Calculation of Basic Earnings per Share (in thousand shares)	29,816	29,796	29,776
Shares for Calculation of Diluted Earnings per Share (in thousand shares)	29,816	29,796	29,776
Basic Earnings per Share (in Euro)	0.22	3.39	2.93
Diluted Earnings per Share (in Euro)	0.22	3.39	2.3

7.2	Consolidated Balance Sheet
	Financial Year, ended September 30
(in thousand Euros, unless stated otherwise)	2015	2014	2013

Cash and Cash Equivalents	37,838	43,584	43,174
Current Assets	931,701	979,641	853,302
Total Assets	1,507,234	1,539,940	1,405,954
Subscribed Capital	33,085	33,085	33,085
Equity (including non-controlling interests)	391,440	426,809	382,861
Current Liabilities	919,055	887,345	804,971
Total Equity and Liabilities	1,507,234	1,539,940	1,405,954

For further information on Wincor Nixdorf and the development of business of the Wincor Nixdorf Group reference is made to the financial reports of Wincor Nixdorf published on the internet at www.wincor-nixdorf.com in the Investor Relations section.

III.	Information about the Bidder
1.	Basic Information

The Bidder, Diebold, Incorporated, is a company incorporated under the laws of the State of Ohio in the United States of America.

2.	Capital Structure
2.1	Share Capital

According to section 5.2.1 of the Offer Document, as of the date of the publication of the Offer Document, the Bidder had issued a total of 79,716,861 common shares (each with a par value of $1.25). Of these shares 65,014,989 were held by third parties and 14,701,872 common shares were held by the Bidder. The Bidder’s common shares trade on the New York Stock Exchange (NYSE) under ISIN US2536511031 and with the ticker symbol DBD.

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2.2	Authorized Capital

According to section 5.2.2 of the Offer Document, as of the date of the publication of the Offer Document, the Bidder is authorized to issue up to 125,000,000 common shares (Total Authorized Shares). With regard to the legal principles reference is made to section 5.2.2 of the Offer Document.

2.3	Issuance of Diebold Offer Shares

According to section 5.2.2 of the Offer Document, under the Bidder’s amended and restated code of regulations, and except as otherwise provided by law, the articles of incorporation or the code of regulations of a corporation, the board of directors, according to the law of the State of Ohio (Ohio Revised Code), has the authority to determine the time when, the terms under which, and the considerations for which the corporation issues, disposes of or receives subscriptions for its shares, including treasury shares.

According to information provided in the Offer Document, the NYSE Rule 312.03(c) requires approval of the Bidder’s shareholders prior to the issuance of shares, or securities convertible into or exercisable for shares, only if (i) the shares have, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such shares; or (ii) the number of shares to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the transaction. Therefore, according to the statements contained in section 5.2.2 of the Offer Document, the Bidder will refrain from issuing Authorized Shares that exceed 19.91 percent of the outstanding Diebold shares or a number of 12,940,236 shares in total.

According to the explanations made in section 5.2.2 of the Offer Document, the board of directors of the Bidder by resolution adopted on November 21, 2015, and subject to the satisfaction, or where permissible, waiver, of the Closing Conditions,

•	resolved that the Diebold Offer Shares be set aside, reserved and authorized for issuance in connection with the consummation of the Takeover Offer;
•	resolved that the Bidder, acting through certain authorized officers or each of them individually, or their designees or agents, be authorized and empowered to issue the Diebold Offer Shares pursuant to and on the terms set forth in the Business Combination Agreement and the Offer Document without further action by the board of directors.

According to section 5.2.2 of the Offer Document, the Diebold Offer Shares for the Share Component are to be issued by way of stock issuance pursuant to the articles of incorporation and the Code of Regulation of the Bidder. The effective issuance of the Diebold Offer Shares does not require registration with a court or a public register that could be affected by the commencement of shareholder litigation. In contrast with the legal situation in the Federal Republic of Germany, this fact increases the certainty of the effective issuance of the Diebold Offer Shares. The Bidder further states that the issuance of Diebold Offer Shares is not comparable to a capital increase by way of

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contribution in kind under German law, and, therefore, the Diebold Offer Shares can already be created prior to the transfer of the Tendered Wincor Nixdorf Shares.

For further details with regard to the creation of Diebold Offer Shares, the Management Board and the Supervisory Board make reference to the Bidder’s explanations in section 5.2.2 of the Offer Document.

3.	Shareholder Structure

According to section 5.5 of the Offer Document, and, to the knowledge of the Bidder, no more than 5 percent of the Diebold shares outstanding on February 3, 2016 are to be economically attributed to any person with the exception of the shareholders listed below (according to section 5.5 of the Offer Document, the information presented below derives from the reports filed by the beneficial owners with the SEC):

Class of shares	Name of the beneficial owner	Amount of the beneficial ownership	Share
Common Shares	GGCP, Inc. et al One Corporate Center Rye, New York 10580	6,317,214	9.90%
Common Shares	State Street Corporation State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	5,897,102	9.10%
Common Shares	BlackRock, Inc. 55 East 52nd Street New York, New York 10022	5,504,254	8.50%
Common Shares	The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	4,069,258	6.30%
Common Shares	SouthernSun Asset Management LLC 6070 Poplar Avenue, Suite 300 Memphis, Tennessee 38119	4,055,030	6.30%
Common Shares	Capital World Investors 333 South Hope Street Los Angeles, California 90071	3,925,000	6.00%
Common Shares	Prudential Financial, Inc. 751 Broad Street Newark, New Jersey 07102	3,407,560	5.30%

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4.	Composition of Board of Directors and Executive Officers

According to the information provided by the Bidder in the Offer Document, the governing bodies of the Bidder are the board of directors and the executive officers. As shown in section 5.4.1 and 5.4.2 of the Offer Document as well as other publicly available information, the board of directors and the executive officers of the Bidder consist of the following members:

Board of Directors:

•	Patrick W. Allender, Chairman of Audit Committee / Member of Finance Committee;
•	Phillip R. Cox, Chairman of Compensation Committee / Member of Board Governance Committee;
•	Richard L. Crandall, Chairman of Technology Strategy and Innovation Committee / Member of Board Governance Committee;
•	Gale S. Fitzgerald, Chairman of Board Governance Committee / Member of Audit Committee;
•	Gary G. Greenfield, Member of Technology Strategy and Innovation Committee;
•	Andreas W. Mattes, President and Chief Executive Officer;
•	Robert S. Prather, Jr., Member of Audit Committee / Member of Finance Committee;
•	Rajesh K. Soin, Member of the Compensation Committee / Member of Technology Strategy and Innovation Committee;
•	Henry D.G. Wallace, Chairman of the Board of Directors / Member of the Board Governance Committee / Member of the Compensation Committee;
•	Alan J. Weber, Chair of Finance Committee / Member of the Audit Committee.

Executive Officers:

•	Andreas W. Mattes, President and Chief Executive Officer;
•	Christopher A. Chapman, Senior Vice President, Chief Financial Officer;
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•	Stefan E. Merz, Senior Vice President, Strategic Projects;
•	Jonathan B. Leiken, Senior Vice President, Chief Legal Officer und Company Secretary;
•	John D. Kristoff, Vice President, Chief Communications Officer;
•	Sheila M. Rutt, Vice President, Chief Human Resources Officer.
5.	Business Activities of the Diebold Group

According to the information provided by the Bidder in section 5.3 of the Offer Document, the business activities of the Diebold Group comprise the following business segments: (i) self-service systems (especially ATMs) for financial services and (ii) security solutions, which Diebold Group integrates based on its customers’ needs. Within these two business segments Diebold Group offers an integrated line of self-service technologies and services, including comprehensive ATM outsourcing, ATM security, deposit automation, recycling and payment terminals and software.

According to the Offer Document, since its founding in 1859, Diebold Group has evolved to become a leading provider of self-service innovation, security and services to financial, retail, commercial and other markets.

Pursuant to section 5.3 of the Offer Document, revenue for the financial year ended December 31, 2014 amounted to approximately $3.1 billion, with an operating profit of approximately $180.9 million and income from continuing operations before taxes of approximately $170.6 million (according to consolidated statements of operations prepared in accordance with U.S. GAAP).

According to the information provided in the Offer Document the Bidder has approximately 16,000 employees with business in more than 90 countries worldwide.

For further information with regard to the business activities, reference is made to section 5.3 in the Offer Document.

6.	Persons Acting in Concert with the Bidder, their Subsidiaries and Wincor Nixdorf Shares Held by them

Pursuant to section 5.6 of the Offer Document, at the time of the publication of the Offer Document, the companies listed in Annex 2 of the Offer Document are subsidiaries of the Bidder and are, therefore, regarded as persons acting jointly with the Bidder and with each other pursuant to section 2 para. 5 sentence 3 WpÜG. Furthermore, the Bidder names Diebold KGaA, and, due to the conclusion of the Business Combination Agreement, Wincor Nixdorf as persons acting jointly with the Bidder.

As shown in section 5.7 of the Offer Document the Bidder holds through Diebold Incorporated Pension Master Trust as a person acting in concert with the Bidder 4,100 Wincor Nixdorf Shares at the time of the publication of the Offer Document. This corresponds to approximately 0.012 percent of the share capital of Wincor Nixdorf. For

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further details reference is made to the information provided in section 5.7 of the Offer Document.

7.	Disclosures Concerning Securities Transactions

According to the information provided by the Bidder in section 5.8 of the Offer Document, during the period starting six months prior to the publication of the decision to launch the Takeover Offer on November 23, 2015 and ending with the publication of the Offer Document on February 5, 2016, neither the Bidder, nor persons acting in concert with the Bidder within the meaning of section 2 para. 5 WpÜG nor their subsidiaries have purchased any Wincor Nixdorf Shares or concluded an agreement on the basis of which they would be entitled to claim the transfer of Wincor Nixdorf Shares.

8.	Parallel Acquisitions

In section 5.9 of the Offer Document the Bidder reserves the right, to the extent legally permissible, to directly or indirectly acquire additional Wincor Nixdorf Shares outside the Takeover Offer on or off the stock exchange. To the extent that such acquisitions take place, according to the Bidder, information about such acquisitions will be published without undue delay in accordance with applicable law, including without limitation in accordance with section 14 para. 3, 23 para. 2 WpÜG, on the internet at http://www.diebold.com/ in the Investor Relations section, in the Federal Gazette (Bundesanzeiger) and by way of an English language press release via an electronically operated information distribution system in the United States stating the number and consideration paid or agreed to be paid for the Wincor Nixdorf Shares so acquired or agreed to acquire.

9.	Diebold KGaA

According to the information provided in section 12.4 of the Offer Document, the Tendered Wincor Nixdorf Shares will be transferred to Diebold Holding Germany Inc. & Co. KGaA, a German partnership limited by shares (Kommanditgesellschaft auf Aktien) with its registered seat in Eschborn, Federal Republic of Germany, and registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main under HRB 104287 (Diebold KGaA) (further explanations can be found in section V.6.2 of this Statement) of this Statement). According to the information provided by the Bidder in section 5.10 of the Offer Document, the Bidder is the sole limited shareholder (Kommanditaktionär) and sole general partner (Komplementär) of Diebold KGaA.

As shown in section 5.10 of the Offer Document, on February 3, 2016, the Bidder and Diebold KGaA entered into an agreement governing their internal relationship, pursuant to which the Bidder acts as an agent for Diebold KGaA, and Diebold KGaA indemnifies and holds harmless the Bidder for any costs and expenses associated in connection with the Takeover Offer. Besides that, Diebold KGaA has not engaged in any business activities to date. The Bidder will not acquire direct ownership of the Wincor Nixdorf Shares in the course of the settlement of the Takeover Offer.

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IV.	Background of the Takeover Offer – Business Combination Agreement dated November 23, 2015

On November 23, 2015, the Bidder published its decision to launch the Takeover Offer in accordance with section 10 para. 1 sentence 1 WpÜG. The publication had been agreed with the Target Company and was made on November 23, 2015, promptly after the conclusion of the Business Combination Agreement. The conclusion of the Business Combination Agreement was the result of intensive negotiations between the Bidder and the Target Company.

According to section 7.1 of the Offer Document, the Board of Directors of the Bidder, as does the Management Board of Wincor Nixdorf for the Wincor Nixdorf Group, continually reviews the situation and position of the Diebold Group as well as potential strategic options. In early March 2015 Mr. Mattes, chief executive officer of the Bidder, indicated in an in-person discussion with Mr. Eckhard Heidloff, chief executive officer of Wincor Nixdorf, that the Bidder would potentially be interested in exploring a strategic transaction with Wincor Nixdorf. Thereupon, Mr. Mattes and Mr. Christopher Chapman, chief financial officer of the Bidder, entered into informal discussions with Mr. Heidloff and Dr. Jürgen Wunram, chief financial officer of Wincor Nixdorf, on a potential business combination. In connection with these discussions, Wincor Nixdorf was advised by Goldman Sachs AG as its financial advisor and Freshfields Bruckhaus Deringer as its legal advisors. The preliminary discussions were limited to the key aspects of a potential business combination. In the course of these discussions a confidentiality agreement was concluded on March 27, 2015. In this agreement the Bidder and Wincor Nixdorf mutually undertook not to purchase or offer for sale securities of the respective other party for a time period of one year, or rather until the signing of an agreement on a potential transaction. Subsequently, Dr. Alexander Dibelius, chairman of the Supervisory Board of Wincor Nixdorf, was involved in the discussions as well. Due to different views on crucial aspects of a potential transaction, including the transaction structure, Mr. Dibelius stated in a call on April 9, 2015, in which Mr. Mattes, Mr. Chapman and Mr. Henry Wallace, chairman of the Board of Directors of the Bidder, participated as representatives of the Bidder, that the Management Board of Wincor Nixdorf together with the chairman of the Supervisory Board has decided not to continue the discussions about the business combination.

Mr. Wallace requested Dr. Dibelius for a meeting early in May, which took place in London on May 28, 2015. In the occasion of this meeting, Mr. Wallace stated that the Bidder is still interested in a potential business combination. Subject to further thorough examination, the Bidder would have been prepared to offer a combined cash and share consideration to the Wincor Nixdorf Shareholders. After detailed internal discussions the Management Board of Wincor Nixdorf decided on June 2, 2015 that in this structure, a considerable premium to the consideration proposed by the Bidder would be necessary. Dr. Dibelius made a respective proposal to Mr. Wallace in the course of a telephone call on June 3, 2015. According to Mr. Wallace, the consideration proposed by Dr. Dibelius was beyond the range which the Bidder was prepared to offer. Thereupon, the Management Board of the Bidder decided, not to continue discussions with the Bidder at that point in time. Correspondingly, there was no subsequent

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contact between members of the Management Board of Wincor Nixdorf and representatives of the Bidder.

After further internal examinations on the side of the Bidder, at the initiative of the Bidder, a personal meeting took place on June 19, 2015 between Dr. Dibelius and Mr. Wallace in Frankfurt am Main. In this meeting, the key aspects of a potential business combination, subject to a due diligence, as well as the Bidder’s intention to seek Wincor Nixdorf a letter of intent regarding a potential business combination, were discussed. After further examination of the valuation of Wincor Nixdorf and further aspects of a business combination by the financial advisors of Wincor Nixdorf and the Bidder, Mr. Wallace informed Dr. Dibelius in a telephone call on June 26, 2015about the content of a letter which Mr. Mattes intended to send to Mr. Heidloff.

On June 30, 2015, Mr. Mattes informed Mr. Heidloff in a letter about the non-binding interest of the Bidder in a potential business combination by way of a voluntary public takeover offer. In this letter the Bidder stated that it was prepared to offer a consideration in the range of €45.00 and €50.00. The consideration should partly be paid in cash and partly be settled with to be newly issued Diebold shares. In the subsequent days the Management Board of Wincor Nixdorf reviewed the letter of intent in detail, taking into account the interest of Wincor Nixdorf, the Wincor Nixdorf Shareholders and other stakeholders, and involving economic and legal advisors. The Management Board and the Supervisory Board took the view, that the non-binding offer did not sufficiently take into account certain value-forming factors, and a consideration of at least €50.00 to €55.00 would be justifiable. Mr. Heidloff informed Mr. Mattes accordingly in a letter dated July 10, 2015.

After the Bidder agreed, subject to certain reservations, to revise the offer, the Management Board decided to continue discussions with the Bidder after detailed guidance and consultation with its advisors.

In the following weeks, numerous discussions and meetings took place between the representatives of Wincor Nixdorf and the Bidder as well as the respective economic and legal advisors. In these discussions, among others, the most important next steps in the course of evaluating and pursuing the transaction, the potential advantages and disadvantages of a business combination, the scope of potential due diligences and the substantial economic and legal conditions of a potential business combination were discussed. During a telephone call between Mr. Heidloff and Mr. Mattes on September 7, 2015, it was agreed that the implied value of the consideration, consisting of a cash and a share component should amount to €52.50.

After further discussions and negotiations, Wincor Nixdorf and the Bidder achieved an agreement on the substantial key data of a business combination and a takeover by way of a voluntary public takeover offer. This was laid down in a draft non-binding term sheet. The Supervisory Board of Wincor Nixdorf has approved the conclusion of this non-binding term sheet (Term Sheet), after thorough consultation and discussion of the content as well as the adequacy of the proposed consideration with the financial and legal advisors of Wincor Nixdorf, on November 23, 2015. Supported by the Board of Directors of the Bidder, the Term Sheet was signed on September 24, 2015.

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The Term Sheet among others provides for the following arrangements:

•	The Bidder offers a consideration per Wincor Nixdorf Share in the amount of €52.50 consisting of (i) 0.434 Diebold shares, and (ii) a cash amount of the difference between €52.50 and the value of 0.434 Diebold shares. The value of the Diebold share should be determined (i) using the volume-weighted average share price of the Diebold share at the NYSE over the last five trading days up to and including the third trading day prior to official announcement of the transaction, or, in the in case of an unintended release of the transaction, the unaffected share price during the last five trading days before such release, and (ii) a US dollar exchange rate close to the conclusion of a business combination agreement;
•	In case that a Closing Condition of the offer will not be satisfied, the Bidder shall, subject to certain further requirements, pay a termination fee ranging from €20 million up to €39 million;
•	Operative headquarters of the Combined Group will be in Paderborn, Federal Republic of Germany, and North Canton, Ohio, United States of America;
•	The Bidder makes certain commitments with regard to locations of Wincor Nixdorf, and Wincor Nixdorf and the Bidder acknowledge that the workforce of Wincor Nixdorf and the Bidder are the foundation for future success. Any reduction of workforce at Wincor Nixdorf in the Federal Republic of Germany shall not materially exceed the extent contemplated under the transformation program “Delta”;
•	The Bidder and Wincor Nixdorf establish a joint integration committee with equal representation which plans and observes the future integration;
•	Fundamental aspects of the organization of the combined business activities and the continuation of restructuring and transformation programs already launched;
•	Provisions on the future appointments to committees of Wincor Nixdorf and the Bidder, in particular, the equal representation in a central executive committee (Integration Committee) on the level of the Bidder.

Immediately after signing the Term Sheet, Wincor Nixdorf and the Bidder started with the limited mutual due diligences as agreed in the Term Sheet. These mutual due diligences also included a due diligence, restricted in time and scope to substantial key aspects, conducted by Wincor Nixdorf at the Bidder. At the same time, a draft business combination agreement was prepared and negotiated.

Due to the early announcement of the discussions about the takeover by Wincor Nixdorf and the Bidder on October 17, 2015, the volume-weighted average share price of the Diebold share prior to the announcement on October 17, 2015 was applied for the determination of the offer consideration as agreed in the Term Sheet. Based on this calculation, the value of the Share Component of 0.434 Diebold shares amounted to an equivalent of €13.52 (based on the US dollar exchange rate published by the

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European Central Bank for November 18, 2015. Out of this, the Cash Component was calculated with €38.98. Based on this calculation, the implied value of the offer consideration amounted to €52.50.

The Management Board and the Supervisory Board of Wincor Nixdorf performed a detailed review of the Takeover Offer, the results of the due diligence, which was limited in time and scope, and conducted by Wincor Nixdorf with respect to the Bidder, and the terms of the Business Combination Agreement. They intensely discussed and examined the adequacy of the offer consideration which was offered by the Bidder. Based on these close examinations and intense discussions, the Management Board and the Supervisory Board take the view that the conclusion of the Business Combination Agreement and the implementation of the business combination with the Bidder are in the best interest of Wincor Nixdorf, the Wincor Nixdorf Shareholders as well as Wincor Nixdorf’s employees and other stakeholders. In this connection, the Management Board and the Supervisory Board have taken into consideration strategic alternatives, in particular a stand-alone solution. The Management Board and the Supervisory Board were advised by Goldman Sachs AG, as their financial advisor and by Freshfields Bruckhaus Deringer LLP as their legal advisors in connection with the preparation of the transaction as well as the conclusion of the Term Sheet and the Business Combination Agreement. Representatives of Freshfields Bruckhaus Deringer LLP as well as a representative of Goldman Sachs AG attended the Supervisory Board meeting on November 22, 2015, in which the Supervisory Board approved the conclusion of the Business Combination Agreement, in order to discuss the legal and financial aspects of the offer consideration proposed by the Bidder. The conclusion of the Business Combination Agreement was – in addition to the publication of the Bidder’s decision to launch the Takeover Offer in accordance with section 10 para. 1 WpÜG – published by Wincor Nixdorf by way of an ad hoc announcement pursuant to section 15 para. 1WpHG.

Further details of the Business Combination Agreement are set out in connection with the objectives and intentions of the Bidder and the expected effects on Wincor Nixdorf in section VIII.1 of this Statement. Some material terms of the Business Combination Agreement can be summarized as follows:

•	Pursuant to the Business Combination Agreement Diebold and Wincor Nixdorf intend to form a combined enterprise (Combined Group) which shall strive to be a leading provider in the integrated self-service, banking and retail industry. The Combined Group shall expand its services and software business while developing innovative hardware.
•	Under the Takeover Offer, the Bidder offers to the Wincor Nixdorf Shareholders the acquisition of their Wincor Nixdorf Shares against an offer consideration including €38.98 in cash and 0,434 Diebold shares.
•	The name of the Combined Group shall be “Diebold Nixdorf”.
•	The Combined Group shall be managed from two central headquarters, in Paderborn, Federal Republic of Germany, and in North Canton, Ohio, United States of America. The executive committee on the level of the Bidder will consist of eight members with equal representation of executives from Diebold and Wincor Nixdorf.
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•	The employees are considered the foundation for future success of the Combined Group. Businesses and operations of Wincor Nixdorf currently existing shall (subject to the implementation of the transformation program “Delta”) substantially be maintained at least until September 30, 2018. Any reduction of workforce in the Federal Republic of Germany shall not materially exceed the extent contemplated by Wincor Nixdorf under the transformation program “Delta”.
•	Wincor Nixdorf has undertaken, to the extent permitted by law, to carry on its business in all material respects consistent with past practice, and, to use best efforts to ensure that the business of its subsidiaries will be managed respectively and carried on as before. The transformation program “Delta” which was launched by Wincor Nixdorf shall be supported and continued by the Bidder.
•	The Management Board and the Supervisory Board of the Wincor Nixdorf have undertaken to support the Takeover Offer, provided that the Bidder conducts the Takeover Offer in accordance with the terms and conditions of the Business Combination Agreement. The Management Board and the Supervisory Board of Wincor Nixdorf have further undertaken in the Business Combination Agreement, subject to a review of the Offer Document, to publish a reasoned statement which confirms that (i) in the Management Board’s and the Supervisory Board’s opinion the offer consideration is fair and adequate, (ii) the Management Board and the Supervisory Board support the Takeover Offer, (iii) the Management Board and the Supervisory Board recommend to Wincor Nixdorf Shareholders to tender their Wincor Nixdorf Shares into the Takeover Offer, and (iv) the members of the Management Board will either tender their Wincor Nixdorf shares into the Takeover Offer or sell their Wincor Nixdorf Shares via or outside the stock exchange at a price and at a time that is, at their sole discretion, reasonably satisfactory to them.
•	Wincor Nixdorf and the Bidder support each other in connection with drafting (inter alia) the Offer Document and the Registration Statement, by providing the respective information relating to them.
•	All obligations of the corporate bodies of Wincor Nixdorf under the Business Combination Agreement to support the Takeover Offer are subject to any applicable statutory duties, in particular the Supervisory and Management Board members’ applicable fiduciary duty vis-à-vis the Target Company and duties of care, loyalty and good faith, as well as the requirements of the Takeover Act.
•	The Business Combination Agreement has a term of three years starting on November 23, 2015. Each party may in certain cases terminate the Business Combination Agreement (e.g. if the Takeover Offer is not successfully completed or the other party violates material obligations under the Business Combination Agreement).
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V.	Information about the Takeover Offer
1.	Relevance of the Offer Document

The following is a summary of certain selected information contained in the Offer Document. The Management Board and the Supervisory Board point out that the description of the Takeover Offer in this Statement does not claim to be exhaustive and that, as for the content and settlement of the Takeover Offer, solely the provisions of the Offer Document are relevant. It is the own responsibility of each shareholder of Wincor Nixdorf to consider the Offer Document and to take the measures appropriate for such shareholder.

2.	Implementation of the Takeover Offer

According to section 1.1 of the Offer Document, the Takeover Offer is exclusively carried out under the laws of the Federal Republic of Germany, in particular, the WpÜG and the German Regulation on the Content of the Offer Document, Consideration for Takeover Offers and Mandatory Offers and the Release from the Obligation to Publish and Issue an Offer (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots) (WpÜG-AngebotsVO).

Furthermore, according to section 1.1 of the Offer Document, several provisions of the law of the United States of America are relevant for the Takeover Offer. According to section 1.1 of the Offer Document, the Bidder is required, pursuant to applicable U.S. securities laws, including section 5 of the US Securities Act of 1933 (Securities Act), and Rule 145 thereunder, to file a registration statement on Form S-4 (Registration Statement) with respect to the Diebold Offer Shares (ISIN US2536511031) with the US Securities and Exchange Commission (SEC). The Takeover Offer may only be settled after the SEC declares the Registration Statement effective. The SEC declared the Registration Statement effective on February 5, 2016, after the Offer Document had been published. For further details on the status of the procedure regarding the Registration Statement reference is made to section V.11.2.

The Management Board and the Supervisory Board have not carried out an independent review of the Takeover Offer for compliance with the relevant provisions of law.

3.	Review of the Offer Document by BaFin and Publication of the Offer Document

The German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (BaFin) has reviewed the Offer Document in the German language and, according to information provided by the Bidder, has approved its publication on February 4, 2016. For further details reference is made to section 1.4 of the Offer Document.

According to section 1.5 of the Offer Document, the Bidder has published the Offer Document for interested Wincor Nixdorf Shareholders in accordance with sections 34,

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14 paras. 2 and 3 WpÜG on February 5, 2016, by (i) making an announcement in the German and English language, as non-binding convenience translation, on the internet at http://www.diebold.com/ in the Investor Relations section, and (ii) keeping copies available for distribution free of charge to all Wincor Nixdorf Shareholders through Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany (inquiries by facsimile at +49 69 910 38794 or by email at dct.tender-offers@db.com) (Settlement Agent). According to information provided by the Bidder, this was further published by the Bidder in the Federal Gazette (Bundesanzeiger) pursuant to section 14 para. 3 sentence 1 no. 2 WpÜG. The non-binding convenience translation will further be filed with the SEC and will be electronically published on the EDGAR-System.

According to section 1.5 of the Offer Document, the aforementioned publications serve the purpose of complying with the mandatory provisions of the WpÜG and of complying with the Securities Act and the Exchange Act. Furthermore, the Bidder has filed the Registration Statement with the SEC (further details in this respect are included in section V.2 and section V.11.2 of this Statement). Except as set forth above, no publications of the Offer Document are intended.

4.	Consideration

Pursuant to the Offer Document, the Bidder offers for each Tendered Wincor Nixdorf Share a combined consideration of the Cash Component in the amount of €38.98 and the Share Component of 0.434 Diebold Offer Shares (Consideration or Offer Consideration) (further details are contained in section VII. of this Statement).

According to section 9.1 of the Offer Document, the Diebold Offer Shares will be fully fungible with the other common shares of the Bidder, including with respect to dividend entitlements (based on the Bidder’s quarterly dividend distribution) and voting rights, and the Diebold Offer Shares will be admitted to trading on the NYSE and all Diebold shares will be admitted to trading on the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse).

In section 12.4 of the Offer Document, the Bidder points out that the exchange ratio might lead to fractional shares with regard to Diebold Offer Shares. In this case, there will be no shareholder right to require a rounding to whole shares (so-called fractional adjustment (Spitzenverwertung)). Entitlements with respect to fractional shares will only be settled in cash. According to the Offer Document, the respective custodian bank and/or the Settlement Agent will aggregate those fractional entitlements and sell them over the stock exchange. The proceeds of such sale will be distributed pro rata to the Wincor Nixdorf Shareholders who have accepted the Takeover Offer. The Bidder points out in this context in section 12.4 of the Offer Document, that since market prices of Diebold shares will fluctuate, cash proceeds received by Wincor Nixdorf Shareholders in respect of their fractional shares may be different than an amount calculated based on the market price of a Diebold Share at the time of the closing of the Takeover Offer. Moreover, the Bidder points out that a payment of cash proceeds are made on the basis of the average cash proceeds per Diebold Offer Share.

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5.	Acceptance Period and Additional Acceptance Period
5.1	Acceptance Period

The period for acceptance of the Takeover Offer starts with the publication of the Offer Document on February 5, 2016 and ends on March 22, 2016, 24:00hrs (Central European Time; CET) (Acceptance Period). The Acceptance Period will be extended automatically in the following events:

•	If the Bidder amends the Takeover Offer within the last two weeks prior to the end of the Acceptance Period, the Acceptance Period will be extended by two weeks (in accordance with section 21 para. 5 WpÜG and in compliance with Rule 14e-l under the Exchange Act) and will end on April 5, 2016, 24:00hrs (CET). This also applies if the amended Takeover Offer violates any provision of law.
•	If a competing offer within the meaning of section 22 para. 1 WpÜG is made by a third party during the Acceptance Period, and if the Acceptance Period for the Takeover Offer ends prior to the end of the acceptance period for such competing offer, the end of the Acceptance Period for the Takeover Offer (without prejudice to the Closing Condition No Superior Competing Offer as described in section 11.1.9 of the Offer Document and in section V.8.9) of this Statement) will correspond to the date on which the acceptance period of the competing offer ends (section 22 para. 2 WpÜG). This also applies if the competing offer is amended or prohibited or violates any provisions of law.
•	If Wincor Nixdorf convenes a general meeting in connection with the Takeover Offer after the publication of the Offer Document, the Acceptance Period pursuant to section 16 para. 3 WpÜG will be ten weeks from the publication of the Offer Document and will end on April 15, 2016, 24:00hrs (CET).
5.2	Additional Acceptance Period pursuant to Section 16 para. 2 WpÜG

Wincor Nixdorf Shareholders who have not accepted the Takeover Offer during the Acceptance Period may still accept it within two weeks after the Bidder has published the results of the Takeover Offer pursuant to section 23 para. 1 sentence 1 no. 2 WpÜG (Additional Acceptance Period), unless one of the Closing Conditions specified in section 11.1 of the Offer Document has not been fulfilled and such non-fulfilment has become final by the end of the Acceptance Period and the Bidder has not validly waived such Closing Condition prior to such non-fulfilment. Accordingly, the possibility of accepting the Takeover Offer during an Additional Acceptance Period exists, in particular, only if the Closing Condition of reaching the minimum acceptance rate pursuant to section 11.1.4 of the Offer Document is fulfilled until the end of the Acceptance Period, unless such Closing Condition has been validly waived prior to the non-fulfilment of such Closing Condition. The minimum acceptance rate may also be reduced. In this context, the Management Board and the Supervisory Board point out that the Closing Condition Merger Control Clearance does not have to be satisfied by the end of the Acceptance Period, but only on November 21, 2016 at the latest.

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According to the Offer Document and subject to an extension of the Acceptance Period (as described above and in section 4.3 of the Offer Document), the Additional Acceptance Period will start – assuming that the results of the Takeover Offer are published in accordance with section 23 para. 1 sentence 1 no. 2 WpÜG as expected on March 29, 2016 – at the beginning of March 30, 2016 and will end on April 12, 2016, 24:00hrs (CET). After the end of this Additional Acceptance Period, the Takeover Offer, can no longer be accepted, if there is no subsequent Put Right Period.

The procedures that apply in connection with the acceptance of the Takeover Offer during the Acceptance Period and the Additional Acceptance Period are set forth in detail in sections 12.2 to 12.6 of the Offer Document.

6.	Emission of Diebold Offer Shares and Implementation of the Exchange

According to section 13.1 of the Offer Document, the Bidder expects the maximum scale of its supply obligation with regard to Diebold Offer Shares to be 12,940,236 Diebold Offer Shares (as to the calculation of the Expected Supply Obligation reference is made to section 13.1 of the Offer Document as well as section VI. of this Statement).

6.1	Emission of Diebold Offer Shares

In order to fulfill the Expected Supply Obligation, the Bidder can at any time after the fulfillment of the Closing Conditions issue up to 12,940,236 Diebold Offer Shares using Authorized Shares. Hereunto, reference is made to section 5.2.2 of the Offer Document as well as the description of the capital structure of the Bidder in section III.2.3 of this Statement.

6.2	Implementation of the Exchange

As regards the implementation of the exchange, the Bidder provides a procedure which is described in section 12.5 of the Offer Document, which the Management Board and the Supervisory Board consider plausible against the background of the offer structure which was chosen by the Bidder and which can be summarized as follows:

The Tendered Wincor Nixdorf Shares will initially remain in the custody accounts of the tendering shareholders of Wincor Nixdorf and will be transferred into ISIN DE000A169QN2 (WKN A16 9QN).

The Settlement Agent will arrange for the Diebold Offer Shares as Share Component, and the Cash Component of the Offer Consideration to be transferred or credited for each Tendered Wincor Nixdorf Share to the respective accounts of the Wincor Nixdorf Shareholders who have accepted the Takeover Offer (or, in the event of a resale of the Tendered Wincor Nixdorf Shares to the respective purchaser of the Tendered Wincor Nixdorf Shares).

Prior to the delivery of Diebold Offer Shares to Wincor Nixdorf Shareholders according to the Takeover Offer, the Bidder will apply for admission of the Diebold Offer Shares for trading on the NYSE and of all Diebold shares for trading on the Frankfurt Stock Exchange. Trading on the Frankfurt Stock Exchange is expected to begin directly

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after the delivery of the Diebold Offer Shares to those Wincor Nixdorf Shareholders that have accepted the Takeover Offer.

The Diebold Offer Shares will be transferred without delay to the securities accounts held by the custodian banks at Clearstream after the expiration of the Additional Acceptance Period on April 12, 2016, or the satisfaction of the Closing Condition Merger Control Clearance, which must be fulfilled by November 21, 2016 at the latest, whichever is the later date.

The Settlement Agent will, following receipt of the Offer Consideration for each Tendered Wincor Nixdorf Share, transfer the Tendered Wincor Nixdorf Shares to Diebold KGaA (further explanations are included in section III.9 of this Statement).

The Bidder will have fulfilled its obligation – with respect to the Tendered Wincor Nixdorf Shares – to provide the Offer Consideration according to the Takeover Offer if the Diebold Offer Shares have been admitted to trading on the Frankfurt Stock Exchange and the NYSE and the Diebold Offer Shares have been transferred to the securities custody accounts held by the custodian bank at Clearstream and the payments to fulfill the Cash Component per Tendered Wincor Nixdorf Share and potential payments in connection with the compulsory settlement of fractional adjustments have been made to the accounts held by the custodian bank at Clearstream and potential sales revenues have been paid. It is the respective custodian banks’ responsibility to credit the Diebold Offer Shares, the Cash Component per Tendered Wincor Nixdorf Share as well as any proceeds from the fractional adjustments to the respective Wincor Nixdorf Shareholders who accepted the Takeover Offer.

Assuming the announcement of results in accordance with section 23 para. 1 sentence 1 no. 3 WpÜG occurs on April 15, 2016, and all Closing Conditions are fulfilled up to this point or have been effectively waived by the Bidder until one (1) working day prior to the expiration of the Acceptance Period, the Diebold Offer Shares and the Cash Component would be expected to be credited by April 26, 2016 and the proceeds from fractional adjustments possibly would be expected to be credited by the respective custodian banks by May 11, 2016.

If the Closing Condition Merger Control Clearance, which may remain outstanding until November 21, 2016, is not satisfied by the end of the Additional Acceptance Period and has not been effectively waived (which, according to the Management Board and the Supervisory Board, is likely), the settlement of the Takeover Offer will be delayed accordingly until satisfaction of this condition. If the Closing Condition Merger Control Clearance is satisfied on the latest possible date, November 21, 2016, and has not been waived by the expiration of the Acceptance Period, the Diebold Offer Shares and the Cash Component would be expected to be credited by November 30, 2016 and the proceeds from fractional adjustments (Spitzenverwertung) possibly would be expected to be credited by the respective custodian banks by December 14, 2016. For further details, the Management Board and the Supervisory Board make reference to the statements in section 12.4 of the Offer Document.

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7.	Put Right

In sections 15.5 and 15.4.3 of the Offer Document the Bidder points out that, Wincor Nixdorf Shareholders who did not accept the Takeover Offer would still be entitled, pursuant to section 39c WpÜG, to accept the Takeover Offer within the three-month period following the expiration of the Acceptance Period (Put Right Period), if the Diebold Group holds at least 95 percent of the voting Wincor Nixdorf Shares according to section 39 paras. 1 and 2 WpÜG (Put Right). According to the statements in section 15.5 of the Offer Document, the Bidder is required pursuant to section 23 para. 1 sentence 1 no. 4 WpÜG to publish this fact on the internet at http://www.diebold.com and in the Federal Gazette (Bundesanzeiger). The three-months Put Right Period pursuant to section 39c WpÜG will, according to the statement of the Bidder in the Offer Document, only begin to run after the Bidder has complied with these publication obligations. With regard to the provisions on the implementation of the Takeover Offer which are relevant for the execution of the Put Right, reference is made to section 15.5 of the Offer Document.

8.	Closing Conditions

The Takeover Offer and the agreements with Wincor Nixdorf Shareholders which come into existence as a result of Wincor Nixdorf Shareholders accepting the Takeover Offer will only be settled if the closing conditions mentioned in section 11.1 of the Offer Document (Closing Conditions) have been fulfilled or effectively waived by the Bidder before the default of the respective Closing Condition. The Management Board and the Supervisory Board believe that the Closing Conditions are in line with customary practice in transactions of that kind and have due regard to legitimate interests of the Bidder and the Target Company. The Closing Conditions can be summarized as follows:

8.1	Merger Control Clearance

As of the publication of the Offer Document and no later than November 21, 2016, the transactions contemplated by the Takeover Offer have been approved by the competent antitrust authorities in the jurisdictions listed in section 11.1.1 of the Offer Document, or the statutory waiting periods in these jurisdictions have lapsed, with the result that the transactions contemplated by the Takeover Offer may be completed (Closing Condition Merger Control Clearance).

With regard to further information on merger control clearance requirements and the current status of the procedure the Management Board and the Supervisory Board make reference to the explanations in section V.11.1 of this Statement.

8.2	Effectiveness of the Registration Statement

The Registration Statement regarding the Diebold Offer Shares (i) has been declared effective by the SEC between the publication of the Offer Document and prior to the end of the Acceptance Period; and (ii) at the expiration of the Acceptance Period is not the subject of any stop order by the SEC pursuant to section 8(d) of the Securities

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Act or any proceeding initiated by the SEC seeking such a stop order (Closing Condition Registration Statement).

With regard to further information on the Registration Statement and the current status of the procedure the Management Board and the Supervisory Board make reference to the explanations in section V.11.2 of this Statement.

8.3	Minimum Acceptance Rate

At the time of the expiration of the Acceptance Period, the sum of the number of

(1)	Tendered Wincor Nixdorf Shares, including those Wincor Nixdorf Shares for which the acceptance of the Takeover Offer has been declared during the Acceptance Period but, as described in the Offer Document, only becomes effective after the end of the Acceptance Period by transferring the Wincor Nixdorf Shares to ISIN DE000A169QN2 (WKN A16 9QN)) for which the right to withdrawal, if any, has not been validly exercised in accordance with the Offer Document,
(2)	Wincor Nixdorf Shares held directly by the Bidder, any member of Diebold Group or any person acting in concert with the Bidder within the meaning of section 2 para. 5 WpÜG (excluding, for the avoidance of doubt, any Wincor Nixdorf Treasury Shares),
(3)	Wincor Nixdorf Shares that must be attributed to the Bidder or any member of Diebold Group in accordance with section 30 WpÜG, and
(4)	Wincor Nixdorf Shares for which the Bidder, any member of Diebold Group or any person acting in concert with the Bidder within the meaning of section 2 para. 5 WpÜG has entered into an agreement outside of the Takeover Offer, giving them the right to demand the transfer of title of such Wincor Nixdorf Shares,

(Wincor Nixdorf Shares that fall within the scope of several of the aforementioned sections (1) through (4) are counted only once) corresponds to at least 22,362,159 Wincor Nixdorf Shares (this corresponds to approximately 67.6 percent of all Wincor Nixdorf Shares, which exist at the time of approval of the Offer Document by BaFin) (Closing Condition Minimum Acceptance Rate).

8.4	No Material Adverse Change of Market Conditions
•	Between the publication of the Offer Document and the expiration of the Acceptance Period trading on the Frankfurt Stock Exchange shall not have been suspended for more than three consecutive trading days for all shares admitted to trading on the entire Frankfurt Stock Exchange,
•	The closing quotations of the DAX (ISIN DE0008469008), as determined by Deutsche Börse AG, Frankfurt am Main, Federal Republic of Germany, or a successor thereof, and published on its website (currently: www.deutsche-boerse.com), of the two trading days prior to the end of the Acceptance Period, are no more than 28.5 percent below the closing quotation of the DAX on the trading day immediately preceding the day on which the publication of the Offer Document is approved by the BaFin (namely not below 6,745.90 points).

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The aforementioned Closing Conditions (Closing Condition No Market Material Adverse Change Condition) represent independent Closing Conditions.

8.5	No Wincor Nixdorf Material Adverse Change

Between the publication of the Offer Document and the expiration of the Acceptance Period neither (i) has Wincor Nixdorf published new circumstances pursuant to section 15 WpHG, nor (ii) have circumstances occurred that would have had to be published by Wincor Nixdorf pursuant to section 15 WpHG or that Wincor Nixdorf did not publish because of a self-exception pursuant to section 15 para. 3 WpHG, that, in case of a one-time event, result in a negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €50 million, and/or, in case of a recurring event, result in a recurring negative effect on the annual EBITDA (as defined in Wincor Nixdorf’s annual report for the fiscal year ended September 30, 2015) of Wincor Nixdorf in an amount of at least €18 million for the fiscal years 2015/2016, 2016/2017 and 2017/2018, or that, in each case, could reasonably be expected to have such effect (Closing Condition Material Adverse Change).

8.6	No Material Compliance Violation

Between the publication of the Offer Document and the expiration of the Acceptance Period no criminal or material administrative offense (Ordnungswidrigkeit) each relating to applicable corruption, anti-bribery, money-laundering or cartel laws (Closing Condition Material Compliance Violation) by a member of a governing body or officer of Wincor Nixdorf or a subsidiary of Wincor Nixdorf, while any such person was operating in their official capacity at, or on behalf of, Wincor Nixdorf or a subsidiary of Wincor Nixdorf is known to have occurred, if any such Material Compliance Violation constitutes insider information for Wincor Nixdorf pursuant to section 13 WpHG or has constituted insider information prior to its publication.

8.7	No Increase of Share Capital; No Issuance of Wincor Nixdorf Treasury Shares

Between the publication of the Offer Document and the expiration of the Acceptance Period Wincor Nixdorf

•	(i) shall not have increased its share capital, and
•	(ii) shall not have granted, delivered, sold, committed to sell, transferred, or in any other way disposed of any or all of the Wincor Nixdorf Treasury Shares.

The aforementioned Closing Conditions represent independent Closing Conditions. The Bidder clarifies in section 11.1.7 of the Offer Document that the issuance of new stock options to management directors and employees does not constitute a default of this Closing Condition.

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8.8	No Over-Indebtedness or Insolvency

Between the publication of the Offer Document and the expiration of the Acceptance Period, Wincor Nixdorf does not publish pursuant to section 15 WpHG that

•	(i) insolvency proceedings under German law have been opened in respect of the assets of Wincor Nixdorf, or the Management Board of Wincor Nixdorf has applied for such proceedings to be opened; or
•	(ii) there are grounds that would require an application for the opening of insolvency proceedings.

The aforementioned Closing Conditions represent independent Closing Conditions.

8.9	No Superior Competing Offer

Between the publication of the Offer Document and the expiration of the Acceptance Period no competing offer was announced by a third party within the meaning of section 22 WpÜG, according to section 10 para. 1 sentence 1 WpÜG, which according to an ad hoc notification by Wincor Nixdorf pursuant to section 15 WpHG (i) offers an overall consideration exceeding the consideration offered by the Takeover Offer made by the Bidder, or (ii) is otherwise determined by the Management Board and the Supervisory Board of Wincor Nixdorf to be in the best interest of Wincor Nixdorf.

8.10	No Prohibition or Illegality of the Takeover Offer or of the Business Combination

At the expiration of the Acceptance Period, no temporary restraining order or preliminary or permanent injunction or other order of a competent governmental authority has been issued and is still in force or continues to exist in the jurisdictions listed in section 11.1.10 of the Offer Document, that prohibits or makes unlawful the business combination or the acquisition or indirect or direct ownership of shares in Wincor Nixdorf through the Bidder or Diebold KGaA and as a result prevents consummation of the Takeover Offer.

8.11	Independent Expert

According to sections 11.1.5 and 11.1.6 of the Offer Document, the determination of a Material Adverse Change and/or a Material Compliance Violation will be based exclusively on an independent expert’s opinion. These aforementioned Closing Conditions are not satisfied only if the independent expert (i) confirms that a Material Adverse Change and/or a Material Compliance Violation have occurred, (ii) the Bidder has received the opinion before the End of the Acceptance Period, and (iii) the Bidder has published the fact that it has received such expert opinion and the result of this expert opinion at the latest on the date of the publication pursuant to section 23 para. 1 sentence 1 no. 2 WpÜG. For further details reference is made to sections 11.1.5 and 11.1.6 of the Offer Document.

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8.12	Consequences of Non-Fulfilment of Closing Conditions

If (i) any of the aforementioned Closing Conditions in sections V.8.2 through V.8.10 of the Offer Document has not been satisfied at the end of the Acceptance Period or (ii) the aforementioned Closing Condition in section V.8.1 (Closing Condition Merger Control Clearance) has not been satisfied by November 21, 2016 (inclusive) and the Bidder has not effectively waived the relevant Closing Conditions pursuant to section 21 para. 1 sentence 1 no. 4 WpÜG by the end of the Business Day prior to the expiration of the Acceptance Period, the Takeover Offer will terminate.

In this case, the agreements entered into as a result of accepting the Takeover Offer will not be completed and will cease to exist (condition subsequent). Tendered Wincor Nixdorf Shares will be reassigned and transferred where necessary to each respective custodian bank. Accordingly, the custodian banks will have to arrange for the Tendered Wincor Nixdorf Shares to be transferred into DE000A0CAYB2 (WKN A0C AYB) without undue delay, and in any case, no later than five Business Days after the lapse of the Takeover Offer has been made known. For further details regarding the rescinded transaction in case of a non-fulfillment of Closing Conditions reference is made to section 11.4 in conjunction with section 12.8 of the Offer Document.

9.	Waiver of Closing Conditions

According to section 11.3 of the Offer Document, the Bidder, to the extent legally permissible and subject to any applicable consent by the requisite financing sources, shall be entitled, at its free discretion, up until one business day prior to the expiration of the Acceptance Period, to waive any Closing Condition before its default. Decisive for the waiver is the publication of the waiver, according to section 21 para. 2 WpÜG in conjunction with section 14 para. 3 WpÜG. The Closing Conditions validly waived by the Bidder will be presumed, for the purposes of the Takeover Offer, to have been fulfilled. In the event of waiving one, several or all of the Closing Conditions or the reduction of the Minimum Acceptance Rate within the last two weeks before the expiration of the Acceptance Period, the Acceptance Period will be extended by two (2) weeks pursuant to section 21 para. 5 WpÜG (until April 5, 2016 at 24:00hrs (CET)).

10.	Trading in Tendered Wincor Nixdorf Shares

According to section 12.7 of the Offer Document, the Bidder will ensure that the Tendered Wincor Nixdorf Shares will be admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange under ISIN DE000A169QN2 (WKN A16 9QN) starting from the third (3) Business Day at the Frankfurt Stock Exchange following the commencement of the Acceptance Period. Any person acquiring Tendered Wincor Nixdorf Shares will assume all rights and obligations arising from the acceptance of the Takeover Offer. It is expected that trading of the Tendered Wincor Nixdorf Shares on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange will cease after the end of the regular stock exchange trading hours one (1) business day after fulfilment of the last Closing Condition, or, if later, one day after the expiry of the Additional Acceptance Period. Further information regarding stock exchange trading with Tendered Wincor Nixdorf Shares can be drawn from the explanations in Section 12.7 of the Offer Document.

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11.	Status of Regulatory Approvals and Procedures
11.1	Antitrust Proceedings

In section 10.1 of the Offer Document the Bidder states that the Takeover Offer will also be subject to review by antitrust authorities in jurisdictions outside the Federal Republic of Germany and the United States of America. Under some of these jurisdictions, the Takeover Offer and/or the Business Combination may not be consummated before a notification has been submitted to the relevant antitrust authority and/or certain consents, approvals, permits or authorizations have been obtained and/or the applicable waiting period has expired or has been terminated. According to section 10.1 of the Offer Document, the Bidder intends to make all necessary notifications and filings in these jurisdictions as soon as practicable.

As regards the status of antitrust proceedings, the Bidder makes reference to the section “Merger Control Clearance” on page 211 et seq. of Annex 4 to the Offer Document. As stated there, the notifications which are required under the Hart-Scott-Rodino Antitrust Improvements Act from 1976 (HSR Act) were filed. Wincor Nixdorf has filed the notifications required in the United States of America as well. Based on current status, the waiting period expires on schedule on February 18, 2016 at 23:59hrs. The waiting period can be terminated by the authority examining the notified transaction, in this case the Antitrust Division of the US Department of Justice (DOJ). The DOJ, however, may also extend the waiting period by requesting additional information and documentation material from Diebold through issuing a so-called second request. According to the HSR Act, such second request would prolong the waiting period until Diebold basically has satisfied the second request.

The Bidder further states, that on February 1, 2016 a draft notification has been filed with the competent authorities in Austria and Slovakia, and on February 5, 2016 with the competent authority in Spain, where they are subject to preliminary proceedings. To the knowledge of the Management Board, the notification with the competent authorities in Poland and Turkey have been filed as well in the meantime.

For further details, the Management Board and the Supervisory Board make reference to the Bidder’s statements in the section “Merger Control Clearance” on page 211 et seq. in Annex 4 to the Offer Document.

11.2	Registration Statement

The Registration Statement was declared effective by the SEC on February 5, 2016, after the Offer Document had been published.

In section 10.2.3 of the Offer Document, the Bidder points out that if the SEC is of the opinion that the Registration Statement includes untrue statements of material facts or omits material facts, the SEC may, pursuant to section 8(d) of the Securities Act, after a hearing of the Bidder, issue a stop order suspending the effectiveness of the Registration Statement. In this case, the Bidder could not settle the Takeover Offer. According to section 10.2.3 of the Offer Document, the Registration Statement may be revised according to the requirements of the stop order, which would lead to the SEC revoking the stop order. The Management Board and the Supervisory Board have no

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indication that the Registration Statement includes untrue statements of material facts or omits material facts.

12.	Applicable Law

In section 1.1 and in section 20 of the Offer Document, the Bidder states that the Takeover Offer and the agreements concluded with the Bidder as a result of the acceptance of the Takeover Offer are governed by German law. The exclusive place of jurisdiction for all legal disputes arising from, or in connection with the Takeover Offer (and any agreement which comes into existence as a result of acceptance of the Takeover Offer), to the extent legally permissible, is Frankfurt am Main, Federal Republic of Germany.

13.	Publication

According to section 11.5 of the Offer Document, the Bidder will publish without undue delay, on the internet at the website http://www.diebold.com/ in the Investor Relations section, in the Federal Gazette (Bundesanzeiger) and by way of an English language press release via an electronically operated information distribution system in the United States of America, if (i) a Closing Condition has been fulfilled, (ii) a Closing Condition has been waived by the Bidder, (iii) all Closing Conditions have been fulfilled unless otherwise waived, or (iv) the Takeover Offer will not be completed.

As regards the publication of the results of the Takeover Offer and other announcements of the Bidder, reference is made to section 18 of the Offer Document.

14.	Termination Fee

If the Takeover Offer is not consummated due to the failure to satisfy the Closing Condition Merger Control Clearance, the Registration Statement Condition, or the No Market Material Adverse Change Condition, the Bidder, under certain additional conditions as stipulated in more detail in the Business Combination Agreement, must pay the following termination fees (pauschalierte Schadensersatzzahlungen):

•	€20 million if the Registration Statement Condition has not been satisfied, except an exception applies pursuant to the business combination agreement;
  €30 million if the No Market Material Adverse Change Condition has not been satisfied; or

•	€50 million if the Regulatory Condition has not been satisfied on or before November 21, 2016.

For further details the Management Board and the Supervisory Board refer to the Bidder’s statements made in section 11.6 of the Offer Document.

According to the business combination agreement, the payment of a termination fee shall not prevent Wincor Nixdorf from claiming any further damages or damages, which are based on facts other than those mentioned in this section 14.

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VI.	Financing of the Takeover Offer

Pursuant to section 13 para. 1 sentence 1 WpÜG, the Bidder must, prior to the publication of the Offer Document, take the measures necessary to ensure that at the time at which the claim for the Offer Consideration falls due it has at its disposal the means necessary for full performance of the Takeover Offer. On the basis of the statements made by the Bidder in the Offer Document, the Management Board and the Supervisory Board assume that the Bidder has fulfilled this obligation.

As of the date of the publication of the Offer Document on February 5, 2016, Wincor Nixdorf had issued a total of 33,084,988 no-par value bearer shares.

According to section 13.1 of the Offer Document the Bidder would be obliged to deliver 14,358,885 Diebold Offer Shares if the Takeover Offer would be accepted for all relevant Wincor Nixdorf Shares (33,084,988 multiplied by the conversion ratio of the Share Component of 0.434 Diebold Offer Shares per Wincor Nixdorf Share). In this case, the total costs of the Cash Component amounts to approximately €1.289 billion (33,084,988 multiplied by the Cash Component of €38.98 per Wincor Nixdorf Share). In addition, the Bidder will incur transaction costs for the preparation and implementation of the Takeover Offer which presumably will not exceed an amount of around $216.6 million (which corresponds to approximately €200.3 million). According to section 13.1 of the Offer Document, the total costs to the Bidder in cash are estimated at a maximum of approximately €1.490 billion.

Within the framework of a non-tender agreement, Wincor Nixdorf and Wincor Nixdorf Facility have undertaken to neither tender Wincor Nixdorf Treasury Shares (in whole or in part) into the Takeover Offer nor sell or transfer Wincor Nixdorf Treasury Shares to third parties (Non-Tender Agreement). To ensure these obligations Wincor Nixdorf, Wincor Nixdorf Facility and the Bidder have entered into the Blocked Account Agreement. Therefore, the Bidder assumes that the Takeover Offer can only be accepted for a maximum of 29,816,211 Wincor Nixdorf Shares.

To further ensure the obligations under the Non-Tender Agreement, Wincor Nixdorf has subjected itself to a contractual penalty for the benefit of the Bidder under which Wincor Nixdorf is under the obligation (i) to make a cash payment to the Bidder corresponding to the amount which Wincor Nixdorf would be entitled to receive for all tendered Wincor Nixdorf Treasury Shares (Cash Component) and (ii) to deliver a number of Diebold shares to the Bidder which Wincor Nixdorf would be entitled to receive for all tendered Wincor Nixdorf Treasury Shares (Share Component) (Contractual Penalty). The Contractual Penalty shall be incurred if Wincor Nixdorf (i) accepts the Takeover Offer for any of the Wincor Nixdorf Treasury Shares and (ii) sells or transfers any of the Wincor Nixdorf Treasury Shares to a third party. If and in so far as Wincor Nixdorf delivers Wincor Nixdorf Treasury Shares into the Takeover Offer, the Bidder would be entitled to set-off its claim to the Contractual Penalty against any claim of Wincor Nixdorf to the Offer Consideration under the Takeover Offer.

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For further information and details, the Management Board and the Supervisory Board refer to the statements under section 13.1 and 13.2 of the Offer Document as well as section II.2.5 of this Statement.

According to section 13.1 of the Offer Document the Bidder estimates the expected scope of supply with regards to the Diebold Offer Shares to be 12,940,236 Diebold Offer Shares (Expected Supply Obligation) (29,816,211 Wincor Nixdorf Shares multiplied by the conversion ratio of the Share Component of 0,434 Diebold Offer Shares per Wincor Nixdorf Share) and the expected scope of costs for the Cash Component to be approximately €1.162 billion (Expected Cash Component) (29,816,211 Wincor Nixdorf Shares multiplied by the Cash Component of €38.98 per Wincor Nixdorf Share) plus Transaction Costs which amount to approximately €200.3 million the total costs in cash are quantified at about €1.4 billion (Expected Transaction Costs).

According to the Management Board and the Supervisory Board, an increase in costs of the Expected Transaction Costs or the Expected Supply Obligation is not to be expected with regards to the existing stock option programs at Wincor Nixdorf. According to the provisions of the Business Combination Agreement and the Non-Tender Agreement Wincor Nixdorf has subjected itself for the benefit of the Bidder to settle the stock options under the Tranche 2012 as well as any additional stock options which become exercisable until the expiry of an Additional Acceptance Period or a potential Put Right Period by cash payment.

1.	Obligation to Deliver Offer Shares (Share Component)

On the basis of the statements made by the Bidder in the Offer Document, the Management Board and Supervisory Board assume that prior to the publication of the Offer Document, the Bidder has taken the necessary measures to ensure the complete fulfilment of the Expected Supply Obligation with regards to Diebold Offer Shares.

As set out in section 5.2.2 and 13.2.1 of the Offer Document, the Bidder is – based on the resolution of the Bidder’s board of directors on November 21, 2015 – subject to the satisfaction or, where permissible, waiver of the Closing Conditions, in a position to issue up to 12,940,236 Diebold Offer Shares even without approval of the shareholders. This number of Diebold Offer Shares corresponds to the Expected Supply Obligation.

According to section 13.2.1 of the Offer Document the effective issuance of the Diebold Offer Shares does not require registration with a court or a public register that could be affected by the commencement of shareholder litigation. In contrast with the legal situation in the Federal Republic of Germany, this fact increases the certainty of the effective issuance of the Diebold Offer Shares. As set out in section 5.2.2 of the Offer Document issue of 12,940,236 Diebold Offer Shares to the Bidder does not require an approval of Diebold’s shareholders.

For further details with regards to the issue of Diebold Offer Shares the Management Board and the Supervisory Board refer to section 5.2.2 and 13.2.1 of the Offer Document as well as to section III.2.3 of this Statement.

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2.	Total Transaction Costs (Cash Component)

On the basis of the statements made by the Bidder in the Offer Document, the Management Board and the Supervisory Board assume that prior to the publication of the Offer Document, the Bidder has taken the necessary measures to ensure the complete fulfilment of the Expected Cash Component and, furthermore, is in the position to bear the Expected Transaction Costs.

According to section 13.2.3 of the Offer Document on November 23, 2015 the Bidder as borrower has entered

•	into a $1.841 billion credit agreement (corresponds to approximately €1.702 billion) with, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and as lender, and Credit Suisse AG, Cayman Islands Branch, as syndication agent and as a lender (Consortium Credit Agreement); and
•	into a $500 million bridge credit agreement (corresponds to approximately €462.4 million) with, inter alios, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A. as administrative agent and as lender, and Credit Suisse AG, Cayman Islands Branch, as syndication agent and as a lender (Bridge Credit Agreement, and together with the Consortium Credit Agreement the Credit Agreements).

The cash available under the credit agreements amount to a total of $2.341 billion (corresponds to approximately €2.164 billion) and will cover the Expected Cash Component as well as the Expected Transaction Costs (in total about €1.4 billion).

According to section 13.2.3 of the Offer Document funds under the credit agreements will be available to and transferred to the Bidder for the payment of the Expected Transaction Costs following the satisfaction of certain conditions precedent. As set out in the Offer Document the Bidder has no reason to believe that the conditions for the utilization of the facilities under the credit agreements will not be satisfied in a timely manner and that the amounts to be paid out under the Bank Credit Agreement may not be transferred to it. According to the information of the Bidder the credit agreements have not been terminated and, to the knowledge of the Bidder, there are no grounds for termination. As set out in the Offer Document the Bidder manages currency exchange risks through the use of currency hedges. For further details with regards to the issue of Diebold Offer Shares the Management Board and the Supervisory Board refer to section 13.2.1 of the Offer Document.

The Bidder points out in section 13.2.3 of the Offer Document that the Bidder concluded a purchase agreement with a full subsidiary of Securitas AB (Securitas Electronic Security), in order to sell its electronic safety business in the United States of America and in Canada for a consideration of $350 million (equaling approximately €323.7 million) in cash. The sale of the electronic safety business has been completed on February 1, 2016 and the Bidder received the majority of the proceeds. The Bidder

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intends to decrease the loan amount of the Consortium Credit Agreement in the amount of the net proceeds (after tax) gained in the sale of the electronic safety business, in order to have this amount ready on a separate account to finance the Takeover Offer, or rather to refinance Wincor Nixdorf according to the Consortium Credit Agreement.

3.	Financing Confirmation

In addition, the Offer Document contains in Annex 1 a written confirmation in accordance with section 13 para. 1 sentence 2 Takeover Act by J.P. Morgan Securities plc, Frankfurt Branch (Financing Confirmation). In the Financing Confirmation J.P. Morgan Securities plc confirms that (i) it is a securities services provider independent of the Bidder according to section 13 para. 1 sentence 2 Takeover Act and (ii) the Bidder has taken the necessary measures to ensure that in the context of the Bidder’s voluntary public takeover offer the necessary funds with regards to a complete fulfilment of the consideration for the acquisition of all shares of the Target Company issued at the date of the Takeover Offer are available at the due date of the consideration by, inter alia, a payment of a cash consideration in the amount of €38.98 per share. With regards to the precise wording Management Board and the Supervisory Board refer to Annex 1 to the Offer Document

VII.	Type and Value of the Consideration Offered

The Bidder offers for each Wincor Nixdorf Share a consideration which comprises (i) a Cash Component in the amount of €38.98, and (ii) 0.434 Diebold Offer Shares, the Share Component.

In section 9.1 of the Offer Document the Bidder states that the Diebold Offer Shares will be fully fungible with the existing Diebold shares, including dividend and voting rights.

According to section 9.1 of the Offer Document, the Bidder prior to the time of transfer of the Diebold Offer Shares to the Wincor Nixdorf Shareholders who accepted the Takeover Offer, the Bidder will apply for admission to trading of Diebold Offer Shares on the NYSE and of all Diebold shares on the Frankfurt Stock Exchange. The Bidder states in the Offer Document that commencement of trading of Diebold Offer Shares is expected to occur immediately after delivery of the Diebold Offer Shares to the Wincor Nixdorf Shareholders who accept Takeover Offer.

Following a thorough analysis, the Management Board and the Supervisory Board consider the consideration offered by the Bidder to be adequate both in terms of its type and its amount.

1.	Statutory Requirements Regarding the Type of Consideration

As consideration, the Takeover Offer provides for a fixed Share Component besides the Cash Component. The Diebold Offer Shares which are necessary to deliver the Share Component shall be provided on the basis of a resolution of the Bidder’s board

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of directors dated November 21, 2015. For further details, the Management Board and the Supervisory Board refer to section III.2.3 of this Statement.

Based on the descriptions contained in the Offer Document, the Management Board and the Supervisory Board come to the conclusion that the Diebold Offer Shares comply with the statutory requirements for the Share Component of the consideration as part of a takeover bid.

According to section 31 para. 2 WpÜG, the offered shares must be liquid and listed for trading on an organized market within the meaning of section 2 para. 7 WpÜG. An organized market pursuant to section 2 para. 7 WpÜG means the regulated market on a domestic exchange as well as, under requirements as set out in more detail in section 2 para. 7 WpÜG, the regulated market in another Member State of the European Economic Area. Further, since they are being offered to the holders in exchange for shares with voting rights, they must likewise grant voting rights.

According to section 9.1 of the Offer Document the Diebold Offer Shares will grant the same rights as the existing Diebold shares.

According to section 2.3 of Annex 4 to the Offer Document, the Bidder will take all necessary steps in order to ensure that the Diebold Offer Shares will be listed on the regulated market (Prime Standard) of the Frankfurt Stock Exchange still prior to the transfer to the accepting Wincor Nixdorf Shareholders. This would meet the requirement of a listing on an organized market in the sense of section 2 para. 7 WpÜG.

The Diebold Offer Shares will be newly created. Therefore, there are no historic values with respect to the liquidity of the Diebold Offer Shares. In this respect the Bidder refers to the liquidity of the existing Diebold shares, which are listed at the NYSE, as described in sections 9.1 and 9.4.(2) of the Offer Document.

The Management Board and the Supervisory Board in principle consider it comprehensible that the liquidity of newly created shares which grant the same rights as already existing shares does not significantly differ from or falls short the liquidity of already existing shares. This conclusion is in no way invalidated by the fact that the existing Diebold shares up to now are not listed on an organized market in the Federal Republic of Germany or another Member State of the European Economic Area, but will only be listed together with the Diebold Offer Shares on Frankfurt Stock Exchange once the Takeover Offer is completed. Since, according to the Bidder’s statement in the Offer Document, the NYSE is a trading center of considerable size and importance, the Management Board and the Supervisory Board consider the information on liquidity, which is derived from trade at NYSE, meaningful evidence for a future liquidity of trade at Frankfurt Stock Exchange.

According to section 9.4.(2) of the Offer Document, (i) within the three month prior to the announcement of the Takeover Offer on November 23, 2015 a daily average of several hundred thousand Diebold shares has been traded, and (ii) a total number of 29,239,383 Diebold shares have been traded on the NYSE during such three month period. The average daily trading volume, calculated on the basis of information drawn from the share price and liquidity analysis of the Bidder which is attached as

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Annex 5 to the Offer Document, in this period of time amounted to 456,865.36 and, therewith, corresponded to approximately 0.57 percent of all outstanding shares of the Bidder (regardless of the treasury shares held by the bidder approximately 0.70 percent).

Furthermore, according to section 9.4.(2) of the Offer Document, trading of Diebold shares was not suspended in the aforementioned period of time and according to the share price and liquidity analysis of the Bidder which is attached as Annex 5 to the Offer Document, the average share price change amounted to 0.4 percent. This means, the average share price change was below the figure of 5 percent which the Management Board and the Supervisory Board used for the assessment of the liquidity of the existing Diebold shares. According to the aforementioned share price and liquidity analysis, the daily share price change only once exceeded the benchmark of 5 percent during the three month prior to the announcement of the decision to issue the Takeover Offer on November 23, 2015, namely on October 19, 2015 with an increase of 6.7 percent. October 19, 2015 was the first trading day after the ongoing negotiations between the Bidder and the Target Company as well as the entering into the Term Sheet was publicly confirmed by Wincor Nixdorf. The Management Board and the Supervisory Board assume that these circumstances have influenced the share price development accordingly, and they do not see this one-time exceedance of the benchmark of 5 percent to be a factor which casts doubt on the liquidity of the Diebold shares.

The Management Board and the Supervisory Board neither assume that the liquidity of the Diebold shares will decrease upon implementation of the Takeover Offer to such an extent that the shares are then no longer considered liquid. In particular, against the background of the Bidder’s current shareholder structure described in section 5.5 of the Offer Document, it cannot be expected that a shareholder will increase or decrease his interest to such an extent that this will have a decisive negative impact on trading volumes and consequently on the liquidity. According to the Offer Document, GGCP Inc. et al (9.90 percent) and State Street Corporation (9.10 percent) are currently the most important beneficial owners of Diebold shares. Therefore, following the implementation of the Takeover Offer, sufficient liquidity is to be expected.

In its overall assessment, the Management Board and the Supervisory Board take the view that the Diebold Offer Shares can be considered as a sufficiently liquid consideration within the meaning of section 31 para. 2 WpÜG.

Pursuant to section 31 para. 3 WpÜG, the Bidder has to offer the Wincor Nixdorf Shareholders a cash consideration in Euro if the Bidder, persons acting jointly with it or their subsidiaries have acquired – during six month prior to the publication of the decision to launch the Takeover Offer to the expiration of the Acceptance Period – 5 percent or more of the shares or the voting rights of Wincor Nixdorf against a cash consideration. According to section 31 para. 6 sentence 1 WpÜG, agreements under which the transfer of title to shares may be requested shall be treated equivalent to an acquisition of shares.

Such an acquisition of at least 5 percent of the shares or voting rights was not reported to Wincor Nixdorf pursuant to sections 21 et seqq. WpHG up to now, and is also not otherwise known to the Management Board and the Supervisory Board. According to

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section 5.7 of the Offer Document, at the time of the publication of the Offer Document the Bidder holds 4,100 Wincor Nixdorf Shares (representing approximately 0.012 percent of the registered capital of the Target Company) through Diebold Incorporated Pension Master Trust. According to section 5.7 of the Offer Document, other than that, the Bidder, the persons acting in concert with the Bidder, as well as their subsidiaries, neither directly nor indirectly hold any Wincor Nixdorf Shares.

Furthermore, the Bidder states in section 5.8 of the Offer Document that, during the period starting six months prior to the publication of the decision to launch the Takeover Offer on November 23, 2015 and ending with the publication of the Takeover Offer, neither the Bidder, nor persons acting in concert with the Bidder within the meaning of section 2 para. 5 WpÜG nor their subsidiaries have purchased any Wincor Nixdorf Shares or concluded an agreement on the basis of which they would be entitled to claim the transfer of Wincor Nixdorf Shares.

Hence, the Management Board and the Supervisory Board deem the Share Component of the consideration to be admissible for the time being also under this aspect.

2.	Statutory Requirements as to the Value of the Consideration

The legal requirements as to the minimum amount of the Consideration are complied with from the point of view of the Management Board and the Supervisory Board on the basis of the information contained in the Offer Document. The legal minimum amount of the Consideration is to be measured, on the one hand side, by the requirements the law applies to the valuation of the Wincor Nixdorf Shares. As part of the Consideration consists of shares, on the other hand side, when measuring the value of the Consideration, the value at which the Diebold Offer Shares may be assessed must be determined.

According to the description provided by the Bidder in section 9.4 of the Offer Document, the value of the Offer Consideration per Wincor Nixdorf Share amounts to €52.03 (rounded in accordance with commercial practice). This amount results from an addition of the Cash Component of €38.98 and of the Share Component of approximately €13.05, which the Bidder uses as value of the Share Component. This consideration amounting to €52.03 per Wincor Nixdorf Share is higher than the minimum price to be offered pursuant to section 5 WpÜG-AngebotsVO and which amounts to €40.87, and, therefore, complies with the legal requirements pursuant to section 31 paras. 1, 2 and 7 in conjunction with section 5 paras. 1 and 3 WpÜG-AngebotsVO.

2.1	Legal Minimum Value of the Offer Consideration for Wincor Nixdorf Shares

The Wincor Nixdorf Shares are admitted to trading at a German Securities Exchange. Pursuant to sections 31 paras. 1, 2 and 7 WpÜG in conjunction with section 5 paras. 1 and 3 WpÜG-AngebotsVO the Consideration at least has to correspond to the value of the volume-weighted average stock exchange price of those shares over the course of the last three months prior to the publication of the decision to launch the Takeover Offer on November 23, 2015 (i.e. the period as of August 23, 2015 (including) up to and including November 22, 2015). According to section 9.2 of the Offer Document,

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the three-month average price on the reference date, November 22, 2015, amounts to €40.87 per Wincor Nixdorf Share, as the BaFin notified the Bidder on November 30, 2015.

Pursuant to section 31 paras. 1, 2 and 7 WpÜG, in conjunction with section 4 WpÜG-AngebotsVO, the consideration for the Wincor Nixdorf Shares must be at least equivalent to the highest consideration provided or agreed to by the Bidder, any person acting in concert with it or its subsidiaries, for the acquisition of the shares of the Target Company within the last six months prior to the publication of the Offer Document. According to section 5.8 of the Offer Document, during this six months period no such prior acquisition was executed. Apart from that, the Management Board and the Supervisory Board do not have any indications for such prior acquisitions neither.

2.2	Valuation of the Diebold Offer Shares

As regards the provisions on the maximum amount with which the shares which are offered by the bidder as consideration may be taken into account, the WpÜG-AngebotsVO (sections 5, 6, 7 WpÜG-AngebotsVO) are not directly applicable. The respective requirements of the WpÜG-AngebotsVO concern the case that the shares offered by the bidder are listed at a domestic exchange (sections 5, 7 WpÜG-AngebotsVO) or at an exchange within the European Economic Area (sections 6, 7 WpÜG-AngebotsVO) and are primarily attached to the respective market values. The existing Diebold shares up to now are not listed at a domestic exchange (section 5, 7 WpÜG-AngebotsVO) or at an exchange within the European Economic Area (sections 6, 7 WpÜG-AngebotsVO).

According to section 9.4 of the Offer Document, the Bidder has determined the amount of the Share Component based on a valuation of the Bidder. In this connection, according to the Offer Document, the Bidder has obtained an expert opinion. This opinion came to the conclusion that the minimum value of the Diebold Offer Shares has to be the volume-weighted average share price of Diebold shares at NYSE during the last three months prior to the publication of the decision to launch the Takeover Offer pursuant to section 10 para. 1 sentence 1 WpÜG on November 23, 2015, i.e. in the period as of August 23, 2015 up to and including November 22, 2015. According to the Offer Document this minimum value is considered to be €30.07 per Diebold Share (according to the Offer Document, the conversion from US Dollar to Euro has been calculated for every relevant trading day, based on the noon-buying rate for Euro, if settlement took place in US Dollar). The value of the Share Component amounting to €13.05 is calculated by the Bidder through multiplying this minimum value with the exchange ratio of the Share Component, i.e. 0.434 Diebold Offer Shares per Wincor Nixdorf Share.

According to the Management Board’s and the Supervisory Board’s view, the Bidder, by determining the value of the Diebold Offer Shares on the basis of a volume-weighted average share price over a time period of three month prior to the publication of the decision to launch the Takeover Offer on November 23, 2015, does not end up with an unreasonably high value of the Diebold Offer Shares. Within the main field of application of the WpÜG-AngebotsVO the maximum value of a consideration in shares, as far as those are listed at a domestic stock exchange, is determined in accordance

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with the volume-weighted average share price of the bidder’s shares during the last three months prior to the publication of the decision to launch the Takeover Offer (sections 5, 7 WpÜG-AngebotsVO). The valuation conducted by the Bidder follows the same principles.

3.	Assessment by the Management Board and the Supervisory Board of the Adequacy of the Consideration

The Management Board and the Supervisory Board deem the Consideration offered to be fair and adequate. Apart from the analysis of the legal minimum requirements, this assessment is based on the following considerations. Furthermore, the Management Board and the Supervisory Board refer to the descriptions of potential synergy effects and, thus, a possible increase in earnings per Diebold share from which Wincor Nixdorf Shareholders who accept the Takeover Offer possibly may benefit due to the Share Component which is offered (section 7.2.2 of the Offer Document as well as sections VIII.2.1c) and VIII.3.1-2 of this Statement).

3.1	Premiums Compared to Historic Stock Exchange Prices

As compared to historic prices of the Wincor Nixdorf Share prior to the publication of the decision to launch the Takeover Offer on November 23, 2015, the offered consideration partially contains the following substantial premiums. This is especially valid for a comparison of the implied value of the Offer Consideration with historic share prices of the Wincor Nixdorf Share during the time period prior to the publication of the confirmation regarding the takeover negotiations and the entering into the Term Sheet on October 17, 2015, i.e. during the time period in which, according to the Management Board’s and the Supervisory Board’s view, the share price of the Wincor Nixdorf Share was still unaffected by the ongoing discussions and negotiations with the Bidder.

•	As compared to the volume-weighted average share price of the Wincor Nixdorf Share during a time period of three months prior to the publication of the decision to launch the Takeover Offer on November 23, 2015 and amounting to €40.87 (as reported by the Bafin to the Bidder), the Offer Consideration contains the following premiums:
o	Calculating the value of the Share Component on the basis of the last closing price of the Diebold Share on October 16, 2015 (the last trading day prior to the publication of the confirmation regarding the takeover negotiations and the entering into the Term Sheet) of converted €29.53, the value of the Share Component is approximately €12.82. When adding the Cash Component, this leads to a total consideration of €51.80 per Wincor Nixdorf Share. In this respect the Offer Consideration contains a premium in the amount of €10.93 or rather 26.74 percent.
o	Calculating the value of the Share Component on the basis of the volume-weighted average share price of the Diebold Share during a time period of three months prior to the publication of the decision to launch the Takeover Offer on November 23, 2015 this amounts to €13.05.
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When adding the Cash Component, this leads to a total consideration of €52.03 per Wincor Nixdorf Share. In this respect the Offer Consideration contains a premium in the amount of €11.16 or rather 27.31 percent.
o	Calculating the value of the Share Component on the basis of the closing stock price of the Diebold Share on November 20, 2015 (the last trading day prior to the publication of the decision to launch the Takeover Offer) of converted €35.19, the value of the Share Component amounts to approximately €15.27. When adding the Cash Component, this leads to a total consideration of €54.25 per Wincor Nixdorf Share. In this respect the Offer Consideration contains a premium in the amount of €13.38 or rather 32.74 percent.
o	Calculating the value of the Share Component on the basis of the closing stock price of the Diebold Share on February 4, 2016 (the last trading day prior to the publication of the publication of the Offer Document) of converted €24.56, this amounts to €10.66. When adding the Cash Component, this leads to a total consideration of €49.64 per Wincor Nixdorf Share. In this respect the Offer Consideration contains a premium in the amount of €8.77 or rather 21.45 percent.
•	As compared to the volume-weighted average share price of the Wincor Nixdorf Share during a time period of three months prior to the publication of the confirmation regarding the takeover negotiations and the entering into the Term Sheet on October 17, 2015 and amounting to €36.99 (source: Bloomberg), the Offer Consideration contains the following premiums:
o	Calculating the value of the Share Component on the basis of the last closing price of the Diebold Share on October 16, 2015 (the last trading day prior to the publication of the confirmation regarding the takeover negotiations and the entering into the Term Sheet), the Offer Consideration contains a premium in the amount of €14.81 or rather 40.04 percent.
o	Calculating the value of the Share Component on the basis of the volume-weighted average share price of the Diebold Share during a time period of three months prior to the publication of the decision to launch the Takeover Offer on November 23, 2015, the Offer Consideration contains a premium in the amount of €15.04 or rather 40.66 percent.
o	Calculating the value of the Share Component on the basis of the closing stock price of the Diebold Share on November 20, 2015 (the last trading day prior to the publication of the decision to launch the Takeover Offer), the Offer Consideration contains a premium in the amount of €17.26 or rather 46.66 percent.
o	Calculating the value of the Share Component on the basis of the closing stock price of the Diebold Share on February 4, 2016 (the last trading day prior to the publication of the Offer Document), the Offer Consideration contains a premium in the amount of €12.65 or rather 34.19 percent.
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•	As compared to the highest closing share price of the Wincor Nixdorf Share during a time period of 52 weeks prior to the publication of the decision to launch the Takeover Offer on November 23, 2015 and amounting to €47.10, the Offer Consideration contains the following premiums:
o	Calculating the value of the Share Component on the basis of the last closing price of the Diebold Share on October 16, 2015 (the last trading day prior to the publication of the confirmation regarding the takeover negotiations and the entering into the Term Sheet), the Offer Consideration contains a premium in the amount of €4.70 or rather 9.98 percent.
o	Calculating the value of the Share Component on the basis of the volume-weighted average share price of the Diebold Share during a time period of three months prior to the publication of the decision to launch the Takeover Offer on November 23, 2015, the Offer Consideration contains a premium in the amount of €4.93 or rather 10.47 percent.
o	Calculating the value of the Share Component on the basis of the closing stock price of the Diebold Share on November 20, 2015 (the last trading day prior to the publication of the decision to launch the Takeover Offer), the Offer Consideration contains a premium in the amount of €7.15 or rather 15.18 percent.
o	Calculating the value of the Share Component on the basis of the closing stock price of the Diebold Share on February 4, 2016 (the last trading day prior to the publication of the Offer Document), the Offer Consideration contains a premium in the amount of €2.54 or rather 5.39 percent.

A comparison of the implied value of the Offer Consideration on the basis of different volume-weighted average share prices of the Diebold Share in relation to the respective volume-weighted average share price of the Wincor Nixdorf Share shows the following premiums:

Timeframe	Diebold VWAP EUR	WINCOR VWAP EUR	Implied Consideration EUR	Premium
1 month	33.88	45.42	53.69	18.21%
3 months	30,07	40,87	52,03	27,31%
6 months	31.02	38.93	52.44	34.71%
12 months	30.42	39.59	52.18	31.80%

Explanations regarding the above summary table:

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•	Diebold VWAP EUR: Volume-weighted average price during the relevant period prior to the publication of the decision to launch the Takeover Offer on November 23, 2015.
•	Wincor VWAP EUR: Volume-weighted average price during the relevant period prior to the publication of the decision to launch the Takeover Offer on November 23, 2015.
3.2	Premiums as Compared to Broker Target Prices

Also compared to the price target expectations of stock analysts for the Wincor Nixdorf Share during the time period prior to the publication of the confirmation regarding the takeover negotiations and the entering into the Term Sheet on October 17, 2015, the Offer Consideration contains premiums. Based on the target price expectations stated by the Bidder in section 9.4 of the Offer Document, the average price target expectation amounts to €37.62. Compared to this average price target expectation, the Offer Consideration includes:

•	on the basis of the last closing price of the Diebold Share on October 16, 2015 (the last trading day prior to the publication of the confirmation regarding the takeover negotiations and the entering into the Term Sheet), a premium in the amount of €14.18 or rather 37.69 percent;
•	on the basis of the volume-weighted average share price of the Diebold Share during a time period of three months prior to the publication of the decision to launch the Takeover Offer on November 23, 2015, a premium in the amount of €14.41 or rather 38.30 percent;
•	on the basis of the closing stock price of the Diebold shares on November 20, 2015 (the last trading day prior to the publication of the decision to launch the Takeover Offer), a premium in the amount of €16.63 or rather 44.21 percent; and
•	on the basis of the closing stock price of the Diebold Shares on February 4, 2016 (the last trading day prior to the publication of the Offer Document), a premium in the amount of €12.02 or rather 31.49 percent.
3.3	Adequacy of the Valuation of the Diebold Shares on the Basis of Stock Exchange Prices

The Management Board and the Supervisory Boar have not carried out a full due diligence with regard to the existing Diebold Shares. However, they do not see any indications that the stock exchange prices taken as a basis above under section VII.3.1 through VII.3.2 of this Statement do not correctly reflect the value of the Diebold Shares.

The Management Board and the Supervisory Board take the view that this is also confirmed by the following considerations:

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•	As per October 16, 2015 (the last trading day prior to the publication of the confirmation regarding the takeover negotiations and the entering into the Term Sheet), the median of the Diebold Shares price targets of stock analysts (source: Bloomberg) was at €33.74, i.e. 14.25 percent above the share price of the Diebold Shares at that date.
•	As per November 20, 2015 (the last trading day prior to the publication of the decision to launch the Takeover Offer), the median of the existing Diebold Shares price targets of stock analysts (source: Bloomberg) was at €36.89, i.e. 4.85 percent above the share price of the existing Diebold Shares at that date.
•	As per February 4, 2015 (the last trading day prior to the publication of the Offer Document), the median of the existing Diebold Shares price targets of stock analysts (source: Bloomberg) was at €34.38, i.e. 40.00 percent above the share price of the existing Diebold Shares at that date.
3.4	Note on Sources; Conversion from US Dollar to Euro

Unless expressly stated otherwise, volume-weighted prices of Diebold shares and Wincor Nixdorf Shares were determined on the basis of the Diebold closing price as reported at the NYSE, the Wincor Nixdorf closing price in the all-German trading, as well as the noon-buying rate for Euro at the New York Federal Reserve Bank (with exception of the rates for October 12, 2015 and November 11, 2015, for which, due to lack of data from the New York Federal Reserve Bank, the Bloomberg noon-buying rates were used). The volume-weighted average price of the last three (3) months prior to the publication of the decision to launch the Takeover Offer was based on the average price reported to the Bidder by BaFin on November 30, 2015.

4.	Fairness Opinion

Wincor Nixdorf requested that Goldman Sachs AG (Goldman Sachs)) issue an opinion (Fairness Opinion) to the Management Board and the Supervisory Board with respect to the fairness from a financial point of view to the holders (other than Diebold and its affiliates) of Wincor Nixdorf Shares of the Offer Consideration set forth in the Offer Document and consisting of (i) a cash amount of EUR 38.98 representing the Cash Component and (ii) 0.434 Diebold Offer Shares representing the Share Component. In its Fairness Opinion dated February 10, 2016, Goldman Sachs delivered its opinion to the effect that, as of the date of the Fairness Opinion, and based upon and subject to the assumptions set forth therein, the Offer Consideration to be paid to the holders (other than Diebold and its affiliates) of Wincor Nixdorf Shares in the Takeover Offer was fair from a financial point of view to such holders. The full text of the Fairness Opinion of Goldman Sachs, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Joint Reasoned Statement as Appendix 2.

The Management Board and the Supervisory Board note that the Fairness Opinion was delivered solely for the information and assistance of the Management Board and the Supervisory Board in connection with their consideration of the transaction contemplated by the Offer Document and the Business Combination Agreement

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(Transaction). The Fairness Opinion is not directed at third parties, nor intended to grant any protective rights to third parties. Third parties may not rely on, or otherwise derive any rights from, the Fairness Opinion. No contractual relationship shall arise in this context between Goldman Sachs and any third parties reading the Fairness Opinion. In particular, the Fairness Opinion is not directed at the Wincor Nixdorf Shareholders and does not constitute a recommendation by Goldman Sachs as to whether or not any Wincor Nixdorf Shareholders should tender their Wincor Nixdorf Shares in connection with the Takeover Offer or any other matter. The consent of Goldman Sachs to the attachment of the Fairness Opinion as an annex to this Joint Reasoned Statement does not result in third parties becoming addressees of the Fairness Opinion or being permitted to rely thereon. The Fairness Opinion also does not address the underlying business decision of Wincor Nixdorf to engage in the Transaction, or the relative merits of the Takeover Offer as compared to any strategic alternatives that may be available to Wincor Nixdorf; nor does it address any legal, regulatory, tax or accounting matters. The terms of the Transaction, including the Offer Consideration, were determined through arm’s-length negotiations between Wincor Nixdorf and Diebold and were approved by the Management Board and the Supervisory Board. Goldman Sachs provided advice to Wincor Nixdorf during these negotiations. Goldman Sachs did not, however, recommend any specific consideration to Wincor Nixdorf or the Management Board and the Supervisory Board or that any specific consideration constituted the only appropriate consideration for the Takeover Offer.

In particular, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of Wincor Nixdorf, Diebold or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. In connection with rendering its Fairness Opinion, Goldman Sachs has, with the consent of Wincor Nixdorf, assumed and relied upon the accuracy and completeness of all information provided to, discussed with or reviewed by it without assuming any responsibility for independent verification thereof.

In connection with rendering its Fairness Opinion, Goldman Sachs reviewed, among other things, the Offer Document and other information publicly available or provided by Wincor Nixdorf, including certain internal financial analyses and projections as well as projected synergies of the Transaction, in each case prepared by Wincor Nixdorf or Diebold, as the case may be, and approved for by Wincor Nixdorf for use by Goldman Sachs, held discussions with members of the senior management of Wincor Nixdorf and Diebold and performed such studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate. Goldman Sachs assumed with the consent of Wincor Nixdorf that the internal financial analyses and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Wincor Nixdorf. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the offer will be obtained without any adverse effect on Wincor Nixdorf or Diebold or on the expected benefits of the offer in any way meaningful to its analysis. Goldman Sachs assumed that the offer will be consummated on the terms set forth in the Offer Document and the Business Combination Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

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Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Transaction or any term or aspect of any agreement or instrument contemplated by the Offer Document or the Business Combination Agreement or may be entered into or amended in connection with the Transaction, including any domination agreement and/or profit and loss transfer agreement, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Wincor Nixdorf; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Wincor Nixdorf or Diebold, or class of such persons in connection with the Transaction, whether relative to the Offer Consideration to be paid to the holders (other than Diebold and its affiliates) of Wincor Nixdorf Shares in the Takeover Offer or otherwise. The Fairness Opinion of Goldman Sachs is based in particular, on the economic, monetary, market and other conditions prevailing at the time of issuance of the Fairness Opinion and the information available to Goldman Sachs at the time of issuance of the Fairness Opinion. Any events occurring after this time may have an impact on the assumptions underlying the preparation of the Fairness Opinion and the conclusions reached therein . Goldman Sachs is not obliged to update, revise or reconfirm its Fairness Opinion with regard to events occurring after the date of issuance of the Fairness Opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which the Diebold Shares or the Wincor Nixdorf Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Wincor Nixdorf or Diebold or the ability of the Wincor Nixdorf or Diebold to pay their respective obligations when they come due.

The Fairness Opinion does not constitute a valuation report (Wertgutachten), as typically prepared by qualified auditors. Accordingly, the Fairness Opinion has not been prepared in accordance with the standards for such valuation reports as set by the Institute of Certified Public Accountants in the Federal Republic of Germany (IDW) (for enterprise valuations, IDW S 1; for the preparation of fairness opinions, IDW S 8). A Fairness Opinion of the type issued by Goldman Sachs differs in important aspects from a valuation performed by qualified auditors and from accounting valuations generally.

For its services as financial advisor in connection with the Takeover Offer, Goldman Sachs will receive customary fees from Wincor Nixdorf, all of which are contingent on consummation of the Takeover Offer. In addition, Wincor Nixdorf has agreed to reimburse, under certain circumstances, particular expenses of Goldman Sachs, and indemnify Goldman Sachs against certain liabilities that may arise from its engagement. It should be noted that Goldman Sachs and its affiliates have in the past provided financial advisory and/or underwriting services to Diebold and its affiliates and may in the future provide financial advisory and/or underwriting services to Wincor Nixdorf, Diebold and their respective affiliates, for which they may receive fees. Furthermore, Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in

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securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Wincor Nixdorf, Diebold, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transaction.

5.	Overall Assessment

The Management Board and the Supervisory Board have thoroughly considered the adequacy of the consideration offered by the Bidder. In connection therewith, the Management Board and the Supervisory Board considered in particular the Fairness Opinion of Goldman Sachs, intensively discussed its results with representatives of Goldman Sachs in their meetings on February 10, 2016, and conducted their own critical review of those results. On that basis, the Management Board and the Supervisory Board consider the consideration offered by the Bidder to be fair and adequate.

The Management Board and the Supervisor Board advise every shareholder to seek tax advice with regard to the tax implications of an acceptance of the Takeover Offer, taking into account the individual tax situation. Moreover, the Management Board and the Supervisory Board point out the following:

The Management Board and the Supervisory Board share the Bidder’s view that the German Fiscal Authority will treat the receipt of the Cash Component by Wincor Nixdorf Shareholders who are foreign tax residents as follows:

•	Wincor Nixdorf Shareholders who (i) are not German tax residents, (ii) do not hold their Wincor Nixdorf Shares as domestic business assets, and (iii) constantly held less than 1 percent in Wincor Nixdorf during the last five years , are not subject to taxation in the Federal Republic of Germany as regards the Cash Component.
•	With regard to Wincor Nixdorf Shareholders who (i) are not German tax residents, (ii) do not hold their Wincor Nixdorf Shares as domestic business assets, and (iii) held more than 1 percent in Wincor Nixdorf during the last five years, the German Fiscal Authority provides that, irrespective of the fact that these Wincor Nixdorf Shareholders might be subject to taxation as regards the Cash Component, a withholding tax deduction does not have to be performed.
•	Against this background, domestic paying agents are not obliged to deduct withholding tax (Kapitalertragsteuer) and solidarity surcharge (Solidaritätszuschlag) from the Cash Component of the Takeover Offer which is to be paid to Wincor Nixdorf Shareholders which are foreign tax residents, as far as they do not hold their Wincor Nixdorf Shares as domestic business assets. In this connection, the Management Board and the Supervisory Board, in addition to their assessment with regard to the tax treatment of the Cash Component, point out that, with regard to two different public takeover offers, Clearstream by Announcement D15046 on December 28, 2015 has announced not to perform or rather to cancel the capital gains deduction with regard to non-resident tax payers.

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Since the Offer Consideration, besides a Share Component, includes a Cash Component, in case the Takeover Offer is accepted, section 20 para. 4a sentences 1 and 2 of the German Income Tax Act (Einkommensteuergesetz) must be taken into account by certain shareholders with residence in the Federal Republic of Germany. In accordance with these provisions, the Cash component of the Offer Consideration, which will be paid to Germany based retail shareholders, who hold the shares as private assets and who held less than 1 percent in the last five years before the exchange (German Retail Shareholders), will be taxed like a dividend and, therefore, will be subject to German withholding tax (Kapitalertragsteuer) of 25 percent plus a 5.5 percent solidarity surcharge (Solidaritätszuschlag) on such tax. Therefore, the overall tax on the Cash component of the Offer Consideration will be 26.375 percent (plus any applicable church tax). This corresponds to a tax burden of approximately €10.00 per tendered Wincor Nixdorf Share, for which the Takeover Offer is accepted.1 As regards German Retail Shareholders who acquired their Wincor Nixdorf Shares prior to January 1, 2009 (Current Shareholders), to the knowledge of the Management Board and the Supervisory Board, capital returns tax plus solidarity surcharge (plus any applicable church tax) currently would be levied on the Cash component. For these Current Shareholders, however, it is not clear whether the Cash component in fact is subject to German withholding tax and whether the solidarity surcharge (plus any applicable church tax) is payable. First instance courts have concluded that section 20 para. 4a sentence 2 German Income Tax Act does not apply to shares of Current Shareholders, and, therefore, the Cash Component is not subject to taxation. The Management Board and the Supervisory Board, however, expressly point out that this question has not yet been decided by a supreme court. At the moment, there are several proceedings on appeal pending before the German Federal Fiscal Court (Bundesfinanzgerichtshof) with respect to this question.

In light of this, the members of the Management Board and the Supervisory Board of Wincor Nixdorf point out that in individual cases a sale of Wincor Nixdorf Shares (e.g. via the stock exchange) might be economically more beneficial for German Retail Shareholders (including the Current Shareholders) of Wincor Nixdorf than an acceptance of the Takeover Offer. However, in other cases it might be economically more disadvantageous than the acceptance of the Takeover Offer.

With respect to all other Wincor Nixdorf Shareholders, the Management Board and the Supervisory Board share the Bidder’s view that with regard to all these Wincor Nixdorf Shareholders, the taxation of the Cash Component follows the same rules, which in principle are applicable to pure cash offers.

For further information regarding the tax treatment in case of Wincor Nixdorf’s shareholders accepting the Takeover Offer, the Management Board and the Supervisory Board refer to the explanations of the Bidder in section 19 of the Offer Document as well as to section “24 - Material Tax Considerations” in Annex 4 to the Offer Document.

[1]	German Retail Shareholders, however, may request that their capital gains are taxed in accordance with common rules at their personal tax rate, if this leads to a lower tax burden (so-called most-favored-test (Günstigerprüfung)). In this case, the tax base for taxation would be the gross dividend minus the savers’ flat-rate deduction (Sparerpauschbetrag) of €801 (€1,602 for jointly taxed married couples or registered partners), without deducting income-related expenses (Werbungskosten) actually incurred.
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VIII.	Objectives and Intentions of the Bidder and Diebold KGaA and Prospective Consequences for Wincor Nixdorf
1.	The Objectives and Intentions according to the Business Combination Agreement

The negotiations between Wincor Nixdorf and Diebold on the conclusion of the Business Combination Agreement were conducted with a view as to how the Takeover Offer could be structured successfully in the interest of both companies, their shareholders, employees, and customers and, taking these interests into consideration, how the integration of the two companies could take place. The conclusion of the Business Combination Agreement was based on the common understanding of the Bidder and Wincor Nixdorf that the combination of Wincor Nixdorf and Diebold should take place in a constructive dialogue and adequately taking the interests of either company into account.

Against this background, essentially the following was agreed in the Business Combination Agreement:

1.1	Future Business Activities; Use of Assets and Future Liabilities

According to the Business Combination Agreement, Diebold and Wincor Nixdorf intend to form a combined group which shall strive to be a leading company in the integrated self-service, banking and retail industry. The combined group shall expand its services and software business while developing innovative hardware.

According to the Business Combination Agreement Diebold and Wincor Nixdorf further intend to continue the Bidder’s (“Diebold 2.0”) and Wincor Nixdorf’s (“Delta”) respective restructuring and transformation programs. The aim is an accelerated transition of the Combined Group to an enterprise that is services-led, software-enabled and supported by innovative hardware. Furthermore, the Combined Group shall use its global reach to achieve economies of scale and adjust its cost structure while reinvesting in new solution offerings (software and services) to accelerate growth.

The business activities of the Combined shall be organized in lines of business (Systems (or hardware), software and services) (each, a Line of Business, and, collectively, the Lines of Business) and regions (Regions). The profit and loss responsibility shall be on the Lines of Business level in its function as primary management level. The Lines of Business shall be organized as follows:

•	The Line of Business entitled “Services” shall be located at the headquarters in North Canton, Ohio, and shall be led by Mr. Olaf Heyden.
•	The Line of Business entitled “Systems” shall be located at the headquarters in Paderborn, and shall be led by Dr. Ulrich Näher.
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•	The Line of Business entitled “Software” shall be located at the headquarters in Paderborn / Utrecht (sub-location in London, Ontario), and shall be led by Alan Karr.

A third management dimension will be customer segments, currently consisting of Retail and Banking. For further details the Management Board and the Supervisory Board refer to the Bidder’s explanations in section 8.1 of the Offer Document.

1.2	Composition of Boards of the Bidder and Wincor Nixdorf

The Business Combination Agreement provides that the Bidder and Wincor Nixdorf will (subject to respective applicable laws and fiduciary duties) use their best efforts to staff the respective boards of the Bidder and Wincor Nixdorf as promptly as reasonably practicable after the closing as follows:

a)	Supervisory Board of Wincor Nixdorf

Wincor Nixdorf shall use it reasonably best efforts to ensure that after closing three (3) current shareholder appointed members of the Supervisory Board of Wincor Nixdorf will resign from their positions and will be replaced by three (3) representatives of the Bidder. The total number of members of the Supervisory Board, currently consisting of twelve (12) members (with six (6) representatives from the shareholders’ side and six (6) representatives from the employees’ side) shall remain unchanged.

In the Business Combination Agreement the Bidder covenants not to cause Wincor Nixdorf to take any action that would lead to a change of the existing level and status of co-determination in the Supervisory Board.

b)	Management Board of Wincor Nixdorf

The current members of the Management Board shall continue to manage Wincor Nixdorf also after the closing; upon the Bidder’s reasonable request, the Bidder shall be adequately represented in the Management Board. According to section 8.2.2 of the Offer Document the Bidder intends to expand the Management Board in this case.

c)	Board of Directors (Verwaltungsrat) of the Bidder

Immediately following the completion of the Takeover Offer, the Bidder will expand its board of directors to an overall number of thirteen (13) members and will appoint Dr. Alexander Dibelius, chairman of the Supervisory of the Target Company, Dr. Dieter Düsedau, member of the Supervisory Board of the Target Company, and Mr. Eckhard Heidloff, chief executive officer of the Target Company as members of the board of directors. Furthermore, upon becoming member of the board of directors the Bidder will appoint Mr. Heidloff as president of the Bidder.

d)	Executive Committee at the Level of the Bidder

Immediately following the closing, the Bidder will install a supreme executive committee of eight members with equal representation of executives from Diebold and Wincor Nixdorf (Executive Committee).

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Pursuant to the Business Combination Agreement the Executive Committee will include the respective chief executive officers and the chief financial officers of the Bidder and Wincor Nixdorf, i. e. Mr. Andreas W. Mattes and Mr. Christopher A. Chapman will serve on the Executive Committee for the Bidder, and Mr. Eckard Heidloff and Dr. Jürgen Wunram will serve on the Executive Committee for Wincor Nixdorf. The other four members of the Executive Committee will be the heads of the Lines of Business entitled “Services” (Mr. Olaf Heyden), “Systems” (Dr. Ulrich Näher), “Software” (Mr. Alan Kerr) and the chief legal officer / general counsel of the Bidder (Mr. Jonathan B. Leiken).

With regard to further details the Management Board and the Supervisory Board make reference to the explanations of the Bidder in section 8.2 of the Offer Document.

1.3	Employees, Employment Terms and Employee Representatives

In the Business Combination Agreement the Bidder and the Target Company stipulated their common view that the business combination is an opportunity for growth and development for their employee base. Given both companies’ multinational structure, the Combined Group will rely on the competence and commitment of all of its employees and considers the combined workforce the foundation for future success.

Businesses and operations of Wincor Nixdorf as they exist on the date of the entering into the Business Combination Agreement on November 23, 2016 shall substantially be maintained at least until September 30, 2018. This is subject to the implementation of the current transformation program “Delta” which is strongly supported by the Bidder and which shall be continued substantially in the same manner as envisaged. Any reduction of Wincor Nixdorf’s workforce in the Federal Republic of Germany shall not materially exceed the extent contemplated under the transformation program “Delta”.

The Bidder states in the Business Combination Agreement that it will respect all labor-related provisions in the Federal Republic of Germany, including existing shop agreements (Betriebsvereinbarungen) and collective bargaining agreement (Tarifverträge). Moreover, it is stated in the Business Combination Agreement that all employees of the Combined Group will be treated fairly in connection with the integration process.

1.4	Name and Registered Office; Location of Essential Parts of the Business of the Combined Group

Pursuant to the Business Combination Agreement, the name of the Bidder and the Combined Group shall be “Diebold Nixdorf”. The corporate colors of the Combined Group shall include red as used by Wincor Nixdorf and blue as used by the Bidder. The Combined Group shall incorporate Wincor Nixdorf’s logo design with blue characters and with a red stripe.

The Combined Group’s business shall be operated from headquarters located in North Canton, Ohio and Paderborn, Federal Republic of Germany. There shall be no change

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to the location of Wincor Nixdorf’s corporate headquarters in Paderborn or to the locations of Wincor Nixdorf’s German material subsidiaries.

1.5	Integration
a)	Integration Committee

In order to ensure an effective and efficient integration process, pursuant to the Business Combination Agreement, an integration committee (Integration Committee) shall be established. The Integration Committee shall consist of four (4) members and each of the Bidder and Wincor Nixdorf shall nominate two (2) members. In particular, the Integration Committee has the assignment to ensure and to observe an efficient planning and implementation of the integration of the Bidder and Wincor Nixdorf. The Integration Committee will be supported by a further committee, the integration management office (Integration Management Office) in the course of the integration planning and the integration.

b)	Integration Plan

In addition to the establishment of the aforementioned integration committees the Wincor Nixdorf and the Bidder have agreed to develop an integration plan which outlines all relevant objectives for the integration of the businesses and which further develops the post-closing business strategy (Integration Plan).

1.6	Implementation

The Management Board and the Supervisory Board point out that to some extent the provisions of the Business Combination Agreement require further implementation steps and that insofar compliance with the Wincor Nixdorf’s and the Bidder’s relevant undertakings is subject to the adoption of corresponding resolutions by the competent bodies.

2.	Objectives and Intentions in the Offer Document

With regard to the objectives and intentions, the Bidder states in section 5.10 of the Offer Document that Diebold KGaA has assured to support the Bidder in implementing the intentions of the Bidder as described in section 8 of the Offer Document with regard to Wincor Nixdorf and, in particular, exercise its voting rights and other membership rights resulting from the acquired Wincor Nixdorf Shares in accordance with the strategy pursued by the Bidder with respect to Wincor Nixdorf and described in the Offer Document.

2.1	Economic and Strategic Background; Geographic Expansion; Potential Synergies
a)	Economic and Strategic Background

According to the statements in section 7 of the Offer Document, the Bidder believes that the business combination will complement its development into a premium services-led and software-enabled company supported by innovative hardware and would enable the Bidder to provide broader and more fully integrated solution offerings

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to clients more efficiently and on a global scale. The Bidder also expects that the business combination will create a larger and stronger core business with the potential to be a self-service solution provider for banking and retail with an installed base of approximately one million ATMs in total worldwide to the benefit of its customers.

b)	Geographic Expansion and Creation of a Global Company

The Bidder further states in section 7.1.1 of the Offer Document that the Diebold Group and the Wincor Nixdorf Group together cover the regions Americas, Europe, the Middle East and Africa as well as Asia. The Bidder is a leading player in the Americas, whereas Wincor Nixdorf is a leading player in Europe. These two regions are key drivers for innovation and digital transformation in Banking and Retail. The Bidder would benefit from Wincor Nixdorf’s strong relationships with customers and suppliers in Europe, the Middle East and Asia while the Combined Group’s strong service presence will also benefit Wincor Nixdorf’s retail business.

Therefore, the Bidder expects that the business combination will create a geographically expanded business with opportunities for an amplified global presence, including entry into new markets. The complementary regional footprints of the Bidder and Wincor Nixdorf and the complementary strengths in software, hardware and services would allow the Combined Group to provide customers with greater worldwide access to an integrated solution across the aforementioned product segments. Ultimately, the Combined Group’s collective capabilities and established global market presence will offer a broad range of services and software for its customer and growth in both the software and services segments is expected to be accelerated by the business combination.

c)	Potential for Operative Synergies

According to section 7.2.2 of the Offer Document, the Bidder expects that it may be able to use possible advantages of significant cost efficiencies and synergy opportunities resulting from the business combination. The Bidder believes that the Bidder and Wincor Nixdorf have a common strategic focus on growing services and software, complementary offerings, a complementary geographic presence and complementary customer bases. Consequently, the Bidder expects to yield by the end of the third full year following the settlement of the Takeover Offer annual synergies of up to approximately $160 million (or approximately €150 million), which are expected to arise, among others, through product consolidation, services rationalization in overlapping regions and better purchase conditions.

The Bidder further expects that the Combined Group will provide increased free cash flow, which may be used to pursue future key investments.

Since Wincor Nixdorf Shareholders after the completion of the Takeover Offer will own approximately 16.60 percent of the outstanding Diebold Shares in case of 100 percent acceptance rate, they will be able to participate directly in any future earnings and growth of the Combined Group.

For further details the Management Board and the Supervisory Board refer to the Bidder’s statements in section 7.2.2 of the Offer Document.

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2.2	Intentions of the Bidder regarding the Future Business Activities of Wincor Nixdorf and the Bidder
a)	Reference to the Business Combination Agreement

In connection with the description of its intentions under section 8 of the Offer Document, the Bidder firstly makes reference to the intentions and obligations set forth in the Business Combination Agreement and summarizes them. Insofar, the Management Board and the Supervisory Board make reference to the statements made in sections 8.1 through 8.3 of the Offer Document as well as to the comprehensive description in section VIII.1 of this Statement.

b)	Consolidation; Structural Measures

According to section 8.4 of the Offer Document, the Bidder intends, to the extent permissible, to achieve control over Wincor Nixdorf. To this end and depending on the percentage of Wincor Nixdorf common shares acquired by the Bidder in the Takeover Offer and, to the extent legally permissible, in the open market, the conclusion of a domination and/or profit and loss transfer agreement or a so-called squeeze-out, i.e. to seek a compulsory transfer of the Wincor Nixdorf Shares held by potential minority shareholders after closing against payment of a consideration, might be considered. For a more detailed description of such measures the Management Board and the Supervisory Board refer to the explanations of the Bidder in sections 8.4.2 through 8.4.4 as well as sections 15.2 through 15.4 of the Offer Document.

If and which kind of structural measures the Bidder will seek after the consummation of the Takeover Offer, depends, according to the Bidder’s statements in section 8.4.4 of the Offer Document, on the percentage of Wincor Nixdorf Shares acquired by the Bidder in the Takeover Offer or, to the extent legally permissible, in the open market. The Bidder states in detail:

•	If the Bidder (indirectly) holds at least 75 percent but less than 90 percent of the outstanding Wincor Nixdorf Shares (each without taking into account the Wincor Nixdorf Treasury Shares), the Bidder could and will presumably enter into a domination and/or profit and loss transfer agreement with Wincor Nixdorf.
•	If the Bidder (indirectly) holds at least 90 percent but less than 95 percent (each without taking into account the Wincor Nixdorf Treasury Shares), the Bidder could and intends to effect a squeeze-out according to section 62 para. 5 German Transformation Act.
•	If the Bidder (through Diebold KGaA) directly or indirectly holds at least 95 percent of the outstanding Wincor Nixdorf shares (without taking into account the Wincor Nixdorf Treasury Shares), the Bidder could and intends to either effect a squeeze-out according to sections 327a et seqq. AktG or a squeeze-out according to section 39a WpÜG.

The Bidder points out in section 8.4.4 of the Offer Document that the Bidder – if the Bidder (through Diebold KGaA) after the Takeover Offer holds less than 90 percent

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of the share capital (without taking into account Wincor Nixdorf’s treasury shares) – has the right to acquire further Wincor Nixdorf Shares in the open market, in order to reach the threshold which is necessary to effect a squeeze-out.

2.3	Dividends

The Management Board and the Supervisory Board point out that, according to the statements in sections 14.3.2 and 14.4.2 (each at the end) of the Offer Document, the Bidder and Diebold KGaA do not expect further dividends of Wincor Nixdorf.

In section 8.5 of the Offer Document, the Bidder points out that, subject to market and other developments, the Bidder intends to pay dividends at a lower per share rate as it has paid in the past after the completion of the Takeover Offer.

2.4	No Further Intentions

Other than the intentions and measures stated in section 8 of the Offer Document, the Bidder and Diebold KGaA according to section 8.5 of the Offer Document have not provided for any other intentions or measures concerning future business operations, the registered office and the location of essential parts of Wincor Nixdorf, the use of assets, future obligations, the employees and their representatives, the members of the governing bodies and material changes of employment conditions of either Wincor Nixdorf or, to the extent affected by the Takeover Offer, the Bidder.

3.	Assessment of the Objectives and Intentions of the Bidder and the Prospective Consequences

The Management Board and the Supervisory Board welcome that the conclusion of the Business Combination Agreement has formed a legal basis for the combination of the Bidder and Wincor Nixdorf, taking the interests of both companies into a balanced account. According to the view of the Management Board and the Supervisory Board, the Business Combination Agreement and the objectives and intentions of the Bidder set out in the Offer Document provide good framework conditions for a successful implementation of the business combination in the interest of the shareholders, employees, and customers of the Wincor Nixdorf Group as well as of the Diebold Group. Furthermore, the Management Board and the Supervisory Board believe that the aforementioned groups of interest can benefit from the future integration of the two companies.

In addition, the Management Board and the Supervisory Board believe that Wincor Nixdorf and the Bidder can face the challenges of changing markets better together, and will be more in a position to open opportunities, whereas, if every company was considered solely, it would be significantly harder to grasp this opportunity.

3.1	Economic and Strategic Background

The Management Board and the Supervisory Board share the view that the business combination will provide significant strategic opportunities, and consider this positive. The Management Board and the Supervisory Board expect that not only the Diebold Group will benefit from the well-established services and software business

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of the Wincor Nixdorf Group which leads to Diebold being able to provide broader and more fully integrated solution offerings to clients more efficiently. The Management Board and the Supervisory Board do also expect significant advantages for the Wincor Nixdorf Group’s business. The Management Board and the Supervisory Board especially share the Bidder’s view that the Wincor Nixdorf’s retail business will considerably benefit from strong service presence of the Combined Group in the United States of America.

Due to the complementary geographic presence of the Bidder and Wincor Nixdorf after closing the Combined Group will become a leading enterprise which covers the entire value chain and significantly greater geographic areas. This will bring the Combined Group closer to the customers. The combined expertise as well as the global market presence of the Combined Group will offer an even broader range of product solutions and services to customers. According to the Management Board’s and the Supervisory Board’s view, the combined research and development expertise offers great potential to satisfy the requirements of the fast changing banking and retail business even better. According to the Management Board’s and the Supervisory Board’s view, this will also benefit Wincor Nixdorf Group’s customers. The Management Board and the Supervisory Board take the view that these aspects are important drivers for an accelerated future growth, especially in the software and services segments as well as in new markets, and the future success of the Combined Group.

The Management Board and the Supervisory Board welcome the chances resulting from this. The Management Board and the Supervisory Board take the view that not only the customers of the Combined Group will benefit, but also will the future success have positive effects for the Wincor Nixdorf Shareholders, who, through the partial exchange of stock offered by the Bidder, have the possibility to participate in future yield increase of the Combined Group as new shareholders of the Bidder. The Management Board and the Supervisory Board, however, take note of the fact that the Bidder, according to section 8.5 of the Offer Document, subject to market and other developments, intends to pay dividends at a lower per share rate as it has paid in the past, following the time after the completion of the Takeover Offer. This may decrease positive effects, at least as regards dividend payments, resulting from an increase of the earnings per Diebold share for those Wincor Nixdorf Shareholders who accepted the Takeover Offer. The Management Board and the Supervisory Board, however, point out that increases in earnings in combination with decreased dividends possibly may have positive influence on the value and, therefore, on the share price of the Diebold share as well.

3.2	Synergy Potential

The Management Board and the Supervisory Board support the Bidder’s objective that the Combined Group after the end of the third full year following the settlement of the Takeover Offer annual synergies of up to approximately $160 million (or approximately €150 million), which are expected to arise, among others, through product consolidation, better purchase conditions, and services rationalization in overlapping regions. This not only opens up a potential to improve the operative margin, but, according to the Management Board’s and the Supervisory Board’s view,

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will as well contribute to a continued increase of earnings per share. The shareholders of the Combined Group, i.e. including the Wincor Nixdorf Shareholders who accepted the Bidder’s Takeover Offer, may benefit from this. The Management Board and the Supervisory Board consider this positive. Should Wincor Nixdorf Shareholders possibly not want to accept the Takeover Offer due to possible negative tax consequences, they are of course free to acquire Diebold shares outside the Takeover Offer (e.g. via the stock exchange), in order to possibly profit from potential synergy potentials of the business combination, and from a potential increase of the profit per share, as far as the expected synergy potential is not yet reflected in the respective purchase price.

Insofar, the Management Board and the Supervisory Board take the view that predictions made by the Bidder with regard to potential synergy effects are achievable. The Management Board has assessed, and, as far as legally possible, discussed and checked on plausibility, the information and assumptions underlying these forecasts in the course of the discussions and negotiations with the Bidder prior to the conclusion of the Business Combination Agreement. However, the Management Board and the Supervisory Board expressly point out that it cannot be predicted with certainty that these synergy potentials can really be achieved in said amount and in accordance with the Bidder’s time guidelines. The Management Board and the Supervisory Board were in particular not able to examine in detail the information available to them. Furthermore, the Management Board and the Supervisory Board point out that special factors which perhaps neither the Bidder nor Wincor Nixdorf may influence the extent of possible synergies. According to the Management Board and the Supervisory Board, the extent of synergies which are achievable might also be influenced by general risks for the business of the Combined Group. According to the Management Board and the Supervisory Board, such factors are for example:

•	Currency risks and the risk of a change in interest rates, which might lead to fluctuations in earnings, share capital and cash flow.
•	Changes within the market which are in particular relevant for Wincor Nixdorf’s portfolio, i.e. such sales regions in which Wincor Nixdorf is active for retail banks and retailers. This portfolio consists of hardware, software as well as services. Worth mentioning are uncertainties of envisaged software acquisition and software integration business.
•	Market access or changes to the verticalization strategy by enterprises with equal product portfolio.

The Management Board and the Supervisory Board consider it positive that, through the Integration Committee, there is a possibility to further assess synergy potentials and develop options for the best way of realizing the existing potentials.

3.3	Future Business Activities of Wincor Nixdorf and the Bidder; Use of Assets and Future Liabilities of Wincor Nixdorf and the Bidder

The Management Board and the Supervisory Board deem it to be of crucial importance that the business combination and the future integration are implemented in accordance with the Business Combination Agreement and, as set out therein, the understanding

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of a constructive dialogue and taking into a balanced account the interests of the Bidder and Wincor Nixdorf in order to create a competitive undertaking with as much of a value creating potential as possible and to make use of synergy effects on the basis of the strengths of both companies.

Against this background, the Management Board and the Supervisory Board welcome that the Bidder and Wincor Nixdorf have agreed in the Business Combination Agreement to establish an Integration Committee with an equal number of representatives of both companies and which is supported by a so-called Integration Management Office. The Management Board and the Supervisory Board further consider it positive that, according to the Business Combination Agreement, Wincor Nixdorf and the Bidder together shall develop an integration plan outlining all relevant objectives for the business combination and including a business strategy for the period after the completion of the business combination. Due to the equal representation in the Integration Committee and the fair cooperation, the Management Board and the Supervisory Board consider it guaranteed at its best that know-how which both companies have will be integrated into the integration planning, and will contribute to the success of a future integration and business activity of the Combined Group. According to the Management Board’s and the Supervisory Board’s view, the organization of the joint integration planning on the one hand side creates the best possible conditions in order to merge differences and harmonize at its best, and, on the other hand side keeps the commitment to the respective origin of Wincor Nixdorf and the Bidder.

The Management Board and the Supervisory Board welcome the intention that the Combined Group will focus on the delivery of services, the development of software solutions supported by hardware solutions. Moreover, the Management Board and the Supervisory Board support the planned organization of the Combined Group along Lines of Business, Regions as well as customer segments. According to the Management Board and the Supervisory Board this organization offers the possibility to develop worldwide strategies and business concepts along the line organization on the one hand side, and, due to the segmentation by region, take into consideration regional and local peculiarities and special customer needs and requirements in the business and product planning on the other hand side. The Management Board and the Supervisory Board believe that the further division into customer segments offers the possibility to adapt products, services and solutions more specifically to the requirements of single customers or customer groups. In this respect, the Management Board and the Supervisory Board consider it positive that two of the three Lines of Business will be led by representatives of Wincor Nixdorf, i.e. Mr. Olaf Heyden and Dr. Ulrich Näher. The local allocation with regard to management of the Lines of Business is considered positive by the Management Board and the Supervisory Board.

Finally, the Management Board and the Supervisory Board welcome the Bidder’s intention to support the transformation program “Delta” which was launched by Wincor Nixdorf in 2015. According to the Management Board and the Supervisory Board the transformation program has started well and can contribute considerably to the success of the Combined Group’s business, even after the consummation of the Takeover Offer.

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The Management Board and the Supervisory Board take note of the fact the Bidder and Diebold KGaA point out in section 14.3.2 of the Offer Document that they do not expect further dividends from Wincor Nixdorf.

The Management Board and the Supervisory Board make clear that, after the consummation of the Takeover Offer, they intend to continue to take reasonable account in their decisions of the interests of any remaining Wincor Nixdorf Shareholders, in particular with regard to such measures that relate to the integration of Wincor Nixdorf with the Bidder.

3.4	Composition of Boards

The Management Board and the Supervisory Board hold the view that the approach which is stipulated in the Business Combination Agreement with regard to the composition of boards, according to which partly a strictly equal representation of Wincor Nixdorf’s and the Bidder’s representatives shall be established, and partly it is envisaged to appoint personnel according to the principle of “performance over origin”, is balanced and promising.

In this respect, the Management Board and the Supervisory Board welcome the intention that, after the consummation of the Takeover Offer, an eight-member business managing body, the Executive Committee, with equal representation of executives from Wincor Nixdorf and Diebold will be established at the level of the Bidder. According to the Management Board and the Supervisory Board, this equal representation is a clear commitment to a business combination of equals. The Management Board and the Supervisory Board believe, that this equal representation further helps to give a sign to the customers and employees of Wincor Nixdorf in times of change, indicating that the corporate culture, which they know and appreciate, will be incorporated into the Combined Group.

Furthermore, the Management Board and the Supervisory Board welcome that, according to the Business Combination Agreement, the current Management Board of Wincor Nixdorf will continue to lead the business of Wincor Nixdorf after the consummation of the Takeover Offer. The Management Board and the Supervisory Board believe that this signals continuity.

The Management Board and the Supervisory Board consider the Bidder’s intention to be adequately represented in the management board and in the supervisory board a consequence of the business combination which is comprehensible and in the interest of the Bidder.

Moreover, the Management Board and the Supervisory Board welcome that, after the consummation of the Takeover Offer, three (3) out of thirteen (13) members (this means almost a quarter) of the Bidder’s board of directors, i.e. Dr. Alexander Dibelius, chairman of the Supervisory Board of Wincor Nixdorf, Dr. Dieter Düsedau, member of the Supervisory Board of Wincor Nixdorf, and Mr. Eckhard Heidloff, chairman of the Management Board of Wincor Nixdorf, will be representatives of Wincor Nixdorf.

Overall, the Management Board and the Supervisory Board consider the intended mutual appointment of the Bidder’s and Wincor Nixdorf’s boards as evidence of the

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common wish to shape the business combination in the interest of both companies, their shareholders, employees and customers, as well as a good chance to use the respective strengths at the best for the future success of the Combined Group’s business.

3.5	Name and Registered Office of the Target Company and the Bidder; Location of Essential Parts of the Business

The Management Board and the Supervisory Board welcome that the Combined Group’s business will be managed from two headquarters, one in Paderborn, Federal Republic of Germany, and one in North Canton, Ohio, United States of America.

Furthermore, the Management Board and the Supervisory Board welcome that the name of the Combined Group will be “Diebold Nixdorf”, that the corporate colors will include red as used by Wincor Nixdorf and blue as used by the Bidder, and that the Combined Group’s logo will incorporate Wincor Nixdorf’s logo design with blue characters and with a red stripe. This is considered as clear commitment to the respective origin by the Management Board and the Supervisory Board and they believe that, due to the recognition value with regard to the Bidder as well as Wincor Nixdorf, this will contribute to the future success of the Combined Group’s business.

Moreover, the Management Board and the Supervisory Board consider it positive that there will be no changes with regard to the location of the headquarters of Wincor Nixdorf in Paderborn or the locations of Wincor Nixdorf’s German material subsidiaries.

3.6	Consolidation; Structural Measures

The Management Board and the Supervisory Board take notice of the Bidder’s intention to implement certain structural measures after the consummation of the Takeover Offer. According to the explanations in sections 8.4.2 through 8.4.4 of the Offer Document, besides the conclusion of a domination and/or profit and loss transfer agreement, these also include a mandatory exclusion of minority shareholders of Wincor Nixdorf, i.e. the mandatory transfer of Wincor Nixdorf Shares to the Bidder or rather the Diebold KGaA against payment of a compensation.

The Management Board and the Supervisory Board recognize that these structural measures may be conducive for the integration of the companies of Wincor Nixdorf and the Bidder. The Management Board and the Supervisory Board, however, point out that such structural measures might have consequences for the Wincor Nixdorf Shareholders possibly remaining after the consummation of the Takeover Offer which include the loss of the position as shareholders of Wincor Nixdorf. With regard to these consequences, the Management Board and the Supervisory Board make reference to the Bidder’s explanations in section 15 of the Offer Document as well as in section IX of this Statement.

The Management Board and the Supervisory Board make clear that, after the consummation of the Takeover Offer, they intend to continue to take reasonable account in their decisions of the interests of any potentially remaining Wincor Nixdorf Shareholders.

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3.7	Financial Consequences for Wincor Nixdorf
a)	Financing of Wincor Nixdorf

The Management Board and the Supervisory Board point out that certain financing agreements of the Wincor Nixdorf Group provide for a special right of termination in case of a change of control on the level of Wincor Nixdorf’s shareholders. These financing agreements comprise, in particular, (i) a loan agreement with the European Investment Bank with an outstanding loan of currently €80 million (EIB Loan), (ii) a syndicated loan agreement with a credit line of currently €300 million, under which currently no funds are drawn (Wincor Nixdorf Consortium Loan), and (iii) a loan agreement with BNP Paribas with a credit line of currently €45 million.

Apart from that, it cannot be ruled out that certain single banks might want to terminate existing financing agreements in case of the consummation of the Takeover Offer (or they might have to terminate financing agreements, for example because they have business relationships with companies of the Diebold Group and, after the consummation of the Takeover Offer, the maximum credit lines, which may be lend out according to internal or regulatory requirements, have been reached).

Against this background, according to the Management Board’s and the Supervisory Board’s view, potential refinancing requirements amount to up to €500 million.

In the Business Combination Agreement, the Bidder, however, has undertaken to grant a shareholder loan in an amount of up to €500 million for the purpose of refinancing, and to have a considerable part secured by binding financing commitments. Pursuant to the Business Combination Agreement, a shareholder loan would have to be granted at market terms, but no less favorable terms and conditions than the current financing agreements of Wincor Nixdorf Group.

The Management Board and the Supervisory Board welcome that the Bidder has undertaken this commitment in the Business Combination Agreement.

The Management Board and the Supervisory Board currently have no concrete indications that might call into question the Bidder’s ability to grant a shareholder loan in the respective amount. The Bidder, in particular, has, as of the conclusion of the Business Combination Agreement, already entered into binding financing commitments. Under these binding financing commitments, a refinancing of Wincor Nixdorf’s liabilities under the EIB Loan and the Wincor Nixdorf Consortium Loan is secured, even if these credit lines will be fully used.

b)	Tax Consequences

(1)            Real Estate Transfer Tax

The consummation of the Takeover Offer may, in principle, trigger real estate transfer tax within the Wincor Nixdorf Group, if the ownership of the partner structure of a partnership (indirectly) held by Wincor Nixdorf is (indirectly) changed by the consummation of the Takeover Offer within a five-year period by at least 95 percent (the Wincor Nixdorf Treasury Shares should, as long as they are held by Wincor Nixdorf,

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not be taken into account in the calculation of the percentage ownership in the denominator). The party liable to pay the tax would then be the respective partnership.

The real estate transfer tax burden may have the consequence that the distributable profit of the Wincor Nixdorf Group is reduced.

(2)            Tax Loss Carry-Forwards

The Management Board and the Supervisory Board point out that the completion of the Takeover Offer may have adverse impacts on the tax loss carry-forwards of the Wincor Nixdorf Group. Within the Wincor Nixdorf enterprises, as of September 30, 2016, there were corporate income tax loss carry-forwards amounting to approximately €35.5 million and trade tax loss carry-forwards amounting to approximately €87.6 million. Upon completion of the Takeover Offer, the loss carry-forwards might be completely or partly lost due to applicable tax laws.

The Management Board and the Supervisory Board are currently examining, whether loss carry-forwards can be used or secured through potential measures within the Wincor Nixdorf Group prior to the completion of the Takeover Offer. It is not foreseeable at the moment if and possibly to what extent this might be possible.

The loss of tax loss carry-forwards may, in the future, result in an additional burden on Wincor Nixdorf Group as well as in a reduction of the distributable profit.

(3)            Deductibility of Interest Expenses

Within the scope of their business activities, the companies of the Wincor Nixdorf Group have entered into financing arrangements with third parties. Interest payments and repayments of the principal amount will have to be made for this debt financing. The tax deductibility of interest on debt may be limited by the so-called “Interest Barrier” (Zinsschranke). Due to the „Interest Barrier”, the deductibility of net interest expenses of a business is generally limited to 30 percent of the taxable EBITDA (taxable income less interest payable and certain depreciations) unless certain exceptions such as the „Escape Clause” are applicable. Any non-deductible amount may only be carried forward to future periods and may be deductible in future years under certain circumstances.

Potential restructuring and refinancing measures conducted after the completion of the Takeover Offer might have negative effects on the tax deductibility of interest expenses because of the provisions on the “Interest Barrier”. Therefore, parts of the interest expenses incurred in the Wincor Nixdorf Group might not be tax deductible after the completion of the Takeover Offer.

Any increase in the non-deductible interest expenses may have the consequence that the tax burden of the Wincor Nixdorf Group will increase and the distributable profit will decrease.

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3.8	Consequences on Existing Business Relationships of the Wincor Nixdorf Group

The Management Board and the Supervisory Board do currently not assume that the consummation of the Takeover Offer and a change of control potentially arising therefrom with regard to the Wincor Nixdorf Group will lead to a cancellation or other termination of any material business relationships by the respective contractual partners of the Wincor Nixdorf Group. With regard to potential consequences on financing within the Wincor Nixdorf Group, reference is made to the explanations in section VIII.3.7 of this Statement.

4.	Statement Regarding Possible Consequences for Employees and Employee Representations in the Wincor Nixdorf Group as well as Employment Conditions

The completion of the Takeover Offer at first will not have negative consequences for the employees. The employment relationships will continue with the same employer. There will be no transfer of business. The contents of the employment contracts will remain unaffected by the completion of the Takeover Offer. The collective bargaining agreements (Tarifverträge) and the shop agreements (Tarifvereinbarungen) remain in force unchanged.

The existing employee representations, in particular the existing works councils in the companies and the establishments of the Wincor Nixdorf Group, will not be effected by the completion of the Takeover Offer, neither in their existence nor in their composition. To the extent employee representatives have been elected as members of supervisory boards of Wincor Nixdorf companies by virtue of applicable rights of co-determination, such members will remain in office following completion of the Takeover Offer. In this respect, the Management Board and the Supervisory welcome that the Bidder undertakes in the Business Combination Agreement not to cause Wincor Nixdorf to take any actions that would lead to a change of the existing level and status of co-determination in the Supervisory Board.

Furthermore, the Management Board and the Supervisory Board welcome the intention, as stipulated in the Business Combination Agreement, to consider the business combination as an opportunity for growth and development of their employee base, as well as the common understanding that the combined workforce is the foundation for future success which is also stipulated in the Business Combination Agreement. The Management Board and the Supervisory Board welcome as well that the Bidder has confirmed in the Business Combination Agreement to respect all labor-related provisions in the Federal Republic of Germany, including existing shop agreements (Tarifvereinbarungen) and collective bargaining agreements (Tarifverträge). In addition, pursuant to the Business Combination Agreement, all employees shall be treated fairly in connection with the integration process.

The Management Board and the Supervisory Board point out potential structural measures and integration measures following the completion of the Takeover Offer possibly may affect the employment relationships and the employment conditions. However, they deem it positive that such measures will be worked out by an Integration

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Committee jointly set up by Wincor Nixdorf and the Bidder. Furthermore, the Management Board and the Supervisory Board welcome that, pursuant to the Business Combination Agreement, businesses and operations of Wincor Nixdorf as they exist on the date of the conclusion of the Business Combination Agreement on November 23, 2015, will substantially be maintained at least until September 30, 2018, subject to the current transformation program “Delta”, and that any reduction of the Wincor Nixdorf’s workforce in the Federal Republic of Germany shall not materially exceed the extent contemplated under the transformation program “Delta”.

The mixture of strictly equal staffing of governing boards of the Combined Group with representatives of Wincor Nixdorf and the Bidder within the Executive Committee and a “best in class” selection process for further governing boards is deemed by the Management Board and the Supervisory Board to be an appropriate approach.

The employment contract provisions of the Members of the Management Board and of key executives of the Wincor Nixdorf Group do not have special rights of termination in case of a change of control on the level of Wincor Nixdorf’s shareholders. The Management Board (with respect to key employees) and the Supervisory Board (with respect to the members of the Management Board) examine, however, whether measures should be taken nevertheless, in order to prevent a potential resignation of executives and employees in connection with the Takeover Offer or its completion, in order to ensure the successful continuation of the business and the successful integration planning and future integration in Wincor Nixdorf’s interest.

IX.	Consequences for Wincor Nixdorf Shareholders

The following statements serve to assist the Wincor Nixdorf Shareholders in their assessment of the consequences of an acceptance or non-acceptance of the Takeover Offer. The aspects mentioned are not exhaustive. Every Wincor Nixdorf shareholder is solely responsible for making its own evaluation of the consequences of an acceptance or non-acceptance of the Takeover Offer. The Management Board and the Supervisory Board recommend to the Wincor Nixdorf Shareholders to seek expert advice in this context, if required.

The Management Board and the Supervisor Board advise every shareholder to seek tax advice with regard to the tax implications of an acceptance of the Takeover Offer, taking into account the individual tax situation.

For further information regarding the treatment of Wincor Nixdorf Shareholders accepting the Takeover Offer from a tax perspective, the Management Board and the Supervisory Board make reference to section VII.5 of this Statement and to the Bidder’s explanations in section 19 of the Offer Document as well as section “24 Key Aspects of Taxation” in Annex 4 to the Offer Document.

1.	Potential Disadvantages in Case the Takeover Offer is Accepted

Wincor Nixdorf Shareholders accepting the Takeover Offer will lose their membership and property rights in Wincor Nixdorf upon completion of the Takeover Offer with the transfer of their Wincor Nixdorf Shares to the Bidder and will receive as a

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consideration a fixed number of Diebold Offer Shares in addition to a Cash Component. They should, therefore, take into account the risks relating to the Diebold Shares described in the Offer Document as well as, in particular, the following aspects:

•	Wincor Nixdorf Shareholders accepting the Takeover Offer will no longer directly benefit from a potential favorable development of the stock exchange price of the Wincor Nixdorf Share or a potential positive development of the business of the Wincor Nixdorf Group.

•	Wincor Nixdorf Shareholders accepting the Takeover Offer will bear, in case the Takeover Offer is executed the risk that the stock exchange price or the business activities of the Bidder or Wincor Nixdorf may develop unfavorably. In particular, it is possible that the synergy effects expected by the Bidder will not or not to a full extent be achieved. With regard to potential risks that may be involved in the acquisition of the Diebold Offer Shares, reference is made to the Bidder’s information provided in section 1.6 of Annex 4 to the Offer Document.

•	The completion of the Takeover Offer and the acquisition of the Diebold Offer Shares by the Wincor Nixdorf Shareholders as well as the payment of the Cash Component will not take place before all Closing Conditions have been met or the Bidder, if and to the extent possible, has waived their fulfillment. In case the Closing Condition Merger Control Clearance will be met only at the latest moment possible, i.e. November 21, 2016, and it has not been waived prior to the end of the Acceptance Period, the Diebold Offer Shares and the Cash Component would be expected to be credited only by November 30, 2016, and sales proceeds from the liquidation of fractional shares are expected to be credited only by December 14, 2016 to the respective custodian bank (for further explanations see section V.6.2 of this Statement). The completion of the Takeover Offer can be delayed until this point in time.

•	A withdrawal from acceptance of the Takeover Offer is possible only in accordance with the requirements set out in section 16 of the Offer Document and is possible only prior to the end of the Acceptance Period. The Wincor Nixdorf Shareholders’ right of disposal is restricted with regard to the Wincor Nixdorf Shares for which the Takeover Offer has been accepted. According to the Offer Document, Tendered Wincor Nixdorf Shares are likely to be admitted to trading on the regulated market (Prime Standard) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse) under ISIN DE000A169QN2 (WKN A169QN) as of the third trading day following commencement of the Acceptance Period. Trading with Tendered Wincor Nixdorf Shares on the regulated market of the Frankfurt Stock Exchange is and is expected to cease after the end of the regular stock exchange trading hours one day after fulfilment of the last Closing Condition (see section V.10 of this Statement) or, if later, one day after the expiry of the Additional Acceptance Period. The Management Board and the Supervisory Board point out that the trading volume of the Tendered Wincor Nixdorf Shares may, at some times, be low which may lead to purchase and sale orders not being executed or not being executed promptly and to an increased volatility of, or negative impact on, the share price.

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•	If the Bidder, persons acting in concert with it or its subsidiaries acquire Wincor Nixdorf Shares over the counter within one year after publication of the number of Wincor Nixdorf Shares it or they are entitled to after expiry of the Acceptance Period and resulting from acceptance of the Takeover Offer (section 23 para. 1 no. 2 WpÜG) and if the value of the consideration granted or agreed for those shares is higher than the consideration in the Takeover Offer, the Bidder is obliged to pay to the Wincor Nixdorf Shareholders having accepted the Takeover Offer a consideration in the amount of the respective difference. Such a claim for a subsequent improvement of the consideration under the Takeover Offer shall, however, not exist for any over-the-counter acquisitions against payment of a higher consideration after expiry of this subsequent acquisition period of one year. Furthermore, the Bidder is also entitled to buy Wincor Nixdorf Shares on the stock exchange at a higher price within the aforementioned one-year subsequent acquisition period without having to adjust the consideration paid to those Wincor Nixdorf Shareholders which have already accepted the Takeover Offer.

•	If the Takeover Offer is consummated, various structural measures can be subsequently executed which may have the consequence that Wincor Nixdorf Shareholders who have not accepted the Takeover Offer will be entitled to compensation or adjustment payments that may be lower or higher than the consideration under the Takeover Offer. These structural measures may include, without limitation, a (Company Law) squeeze-out (see section 15.4 of the Offer Document) or a (Company Law) put right (see section 15.5 of the Offer Document). Wincor Nixdorf Shareholders who will accept the Takeover Offer are not entitled to any such compensation or adjustment payments or any additional payments, even if such payments are higher. The compensation payments, if any, are calculated on a different basis than the consideration under the Takeover Offer and are subject to regulatory or possibly judicial control.

•	The Wincor Nixdorf Shareholders which accept the Takeover Offer will acquire Diebold Shares upon completion of the Takeover Offer, i.e. shares in a United States company (incorporate) that is governed by the laws of the State of Ohio and whose registered office is in the United States of America. General meetings of the Bidder take place in the English language and the shareholders’ membership and property can deviate from the rights of the shareholders of a German stock corporation (Aktiengesellschaft).
2.	Potential Disadvantages in Case the Takeover Offer is Not Accepted

Wincor Nixdorf Shareholders which do not accept the Takeover Offer and do not sell their Wincor Nixdorf Shares in any other way remain shareholders of Wincor Nixdorf. However, they should pay attention to, inter alia, the Bidder’s statements in section 15 of the Offer Document as well as to the following aspects:

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•	Wincor Nixdorf Shareholders directly bear the risk relating to the future development of the Wincor Nixdorf Group and the future development of the stock exchange price of the Wincor Nixdorf Share.
•	As a general rule, the future share price movements of the Wincor Nixdorf Shares cannot be predicted. These movements are subject to all external influences linked to the overall economic situation and depend on the future business development of the Wincor Nixdorf Group as well as on the supply of, and demand for, Wincor Nixdorf Shares. It cannot be ruled out that the present stock exchange price of the Wincor Nixdorf Shares has been influenced by the Bidder’s announcement and publication of the Offer Document and that it will not maintain its current level. Furthermore, it cannot be ruled out that potential general negative trends in industry or sector will also have negative influence on the Wincor Nixdorf Share’s share price (e.g. in case the Takeover Offer is not successful).
•	The non-acceptance of the Takeover Offer may have the consequence that the Minimum Acceptance Rate provided as a Closing Condition is not reached and the Takeover Offer will not be executed (further explanations in this respect are contained in sections 11.1.3 and 11.4 of the Offer Document as well as section V.8.3 of this Statement). This might result in considerable negative impacts on the stock exchange price of the Wincor Nixdorf Share.
•	A significant reduction in the free float might have the consequence that the Wincor Nixdorf Share ceases to fulfill the criteria defined by the relevant index providers for inclusion in the MDAX, MSCI World Index (World Small Cap) and the Kempen/SNS Smaller Europe SRI Index (Social Responsible Investment). A future exclusion of the Wincor Nixdorf Share from one or several of these indices might have the consequence that investment funds or other institutional investors whose investments are reflected by the relevant index sell their Wincor Nixdorf Shares. This might result in an oversupply of Wincor Nixdorf Shares in a comparatively illiquid market, which might adversely affect the stock exchange price of the Wincor Nixdorf Shares.
•	Wincor Nixdorf Shares for which the Takeover Offer has not been accepted can continue to be traded on the stock exchange for the time being. However, it is possible, depending on the number of Tendered Shares, that the demand for Wincor Nixdorf Shares following completion of the Takeover Offer will be lower than at present and that thus the liquidity of the Wincor Nixdorf Shares will decrease. This may result in situations where sales orders cannot be executed or cannot be executed in a timely manner. In addition, the potential restriction on the liquidity of the Wincor Nixdorf Shares might have the consequence that share price movements will be much more significant than in the past.
•	Following the successful completion of the Takeover Offer, the Bidder can strive (i) that the Wincor Nixdorf Shares are no longer listed in the sub-segment of the regulated market of the Frankfurt Stock Exchange with additional post-admission obligations (Prime Standard) while maintain their listing
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on the regulated market (Segment Change), (ii) to remove the Wincor Nixdorf Shares from regulated market of the Frankfurt Stock Exchange and to list them on the unregulated market (Freiverkehr) of the Frankfurt Stock Exchange (Downlisting) or (iii) to remove the Wincor Nixdorf Shares entirely from the Frankfurt Stock Exchange (Delisting). In case of a Segment Change, the Wincor Nixdorf Shareholders would no longer benefit from the more stringent reporting obligations of the sub-segment of the regulated market of the Frankfurt Stock Exchange with additional post-admission obligations (Prime Standard). In the case of a change from regulated market into the unregulated market of the Frankfurt Stock Exchange or in case of a Delisting, the reporting obligations of Wincor Nixdorf would be further reduced or would be cancelled completely. If the Bidder would effect a Downlisting, the liquidity of the Wincor Nixdorf Shares would be negatively affected and in case of a Delisting there would be no organized public market for trading the Wincor Nixdorf Shares anymore.
•	In case of a Downlisting or Delisting, the Bidder has to submit a public offer to all Wincor Nixdorf Shareholders. The consideration offered for the Wincor Nixdorf Shares must be in cash and may not be less than (i) the weighted average domestic market price of the Wincor Nixdorf Shares during the last six months prior to the publication of the decision to launch the Takeover Offer, or (ii) the highest consideration provided or agreed to by the Bidder for the acquisition of Wincor Nixdorf Shares within the last six months prior to the publication of the respective Offer Document. Under German securities law, no comparable protection is afforded to the Wincor Nixdorf Shareholders if the Bidder decides to pursue a Segment Change.
•	Following the completion of the Takeover Offer, the Bidder might have the qualified majority necessary to resolve or to approve all important corporate structural measures in a general shareholders’ meeting of Wincor Nixdorf. Such resolutions include amendments of the articles of association, capital increases, transformations (especially mergers and change of form), a squeeze-out or a dissolution.

•	Compensation or adjustment payments to Wincor Nixdorf Shareholders in the course of potential structural measures of the Bidder (e.g. a squeeze-out; see section 15.4 of the Offer Document) may be lower or higher than the consideration under the Takeover Offer.

•	In section 15.4.3 of the Offer Document, the Bidder states that, if the Bidder holds at least 95 percent of the voting Wincor Nixdorf Shares, following the successful completion of the Takeover Offer in accordance with section 39a para. 1, 2 WpÜG, the Bidder could further prompt the filing of an application with the competent court, within three months following the expiration of the Acceptance Period, requesting the transfer of the remaining Wincor Nixdorf Shares by the minority shareholders to Diebold KGaA against payment of the Offer Consideration or an alternative cash only amount (section 39a WpÜG). The Management Board and the Supervisory Board cannot determine whether the preconditions for such a Put Right will be fulfilled in principle.

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•	In respect of a number of measures which the Bidder could execute by virtue of a majority of votes in the general meeting of Wincor Nixdorf or enforce due to its controlling position as a majority shareholder, the Wincor Nixdorf Shareholders do not necessarily have to be offered a compensation of any nature whatsoever. Nevertheless, it cannot be ruled out that such measures might have an adverse impact on the share price or the value of the Wincor Nixdorf Shares calculated on the basis of the company value.

•	Provided the Bidder holds the required majority of Wincor Nixdorf Shares, it may independently pass resolutions in the general meeting with regard to the use of a potential balance sheet profit.

X.	Interests of the Members of the Boards of Wincor Nixdorf
1.	Provisions under the Business Combination Agreement

In section 17 of the Offer Document, the Bidder describes the provisions of the Business Combination Agreement which provide that the following payments of money and cash-equivalent benefits shall be offered to the members of the Management Board and the Supervisory Board in connection with the Takeover Offer:

•	Mr. Eckard Heidloff, the Target Company’s chief executive officer, shall become a member and president of the board of directors of the Bidder and will receive customary compensation for such activity.

•	Messrs. Dr. Alexander Dibelius and Dr. Dieter Düsedau, both members of Wincor Nixdorf’s supervisory board, shall become members of the board of directors of the Bidder and shall receive customary compensation for such activity).

•	Mr. Eckard Heidloff and Dr. Jürgen Wunram, both members of the management board of Wincor Nixdorf, shall serve on the Executive Committee in the Combined Group and will receive customary compensation for such activity.

•	Mr. Olaf Heyden, a member of the management board of Wincor Nixdorf, shall become head of the Line of Business entitled “Services” in the Combined Group and will receive customary compensation for such activity. As head of the Line of Business “Services” Mr. Olaf Heyden will, according to the Business Combination Agreement, be a member of the Combined Group’s Executive Committee.

•	At the latest after the consummation of the Takeover Offer, each member of the Management Board of Wincor Nixdorf Shall enter into discussions with the Supervisory Board with the goal of agreeing new service agreements (Dienstverträge) with the Target Company which follow the Bidder’s human resources practices (in respect of terms, extension and severance).

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•	Messrs. Dr. Alexander Dibelius, Dr. Dieter Düsedau and Mr. Eckard Heidloff will be covered by the existing management liability insurance (so-called D&O insurance) of the Bidder, on the same basis as current members.

•	The Bidder indemnifies the members of the management board of Wincor Nixdorf regarding the completeness and correctness of statements and information provided in connection with the Business Combination Agreement (including governmental proceedings with the BaFin and the SEC), except if the material incorrectness of the statements and information is caused by a willful misconduct. Pursuant to the Business Combination Agreement, this indemnification applies equally to members of the Supervisory Board of Wincor Nixdorf.

The Management Board and the Supervisory Board have not yet passed any resolution on the aforementioned issues.

2.	Special Termination Rights of the Members of the Boards and of Key Executives of the Wincor Nixdorf Group in Case of Change of Control

The employment contracts concluded by the members of the Management Board and of key employees do not provide for special termination rights in case of a change of control on the level of the Wincor Nixdorf Shareholders.

XI.	Intentions of the Members of the Management Board and the Supervisor Board, to Accept the Takeover Offer

All members of the Management Board of Wincor Nixdorf, i.e. Mr. Eckhard Heidloff, Dr. Jürgen Wunram as well as Mr. Olaf Heyden, hold Wincor Nixdorf Shares. Moreover, the following members of the Supervisory Board hold Wincor Nixdorf Shares:

•	Mrs. Daniela Ueberschär;
•	Mr. Edmund Schaefer;
•	Mr. Reinhard Steinrücke; and
•	Mr. Michael Schild.

All members of the Management Board, as well as the aforementioned members of the Supervisory Board, due to their individual tax situation, intend not to accept the Takeover Offer, but to sell their Wincor Nixdorf Shares over the stock exchange or otherwise at a point in time and at a price which, according to their respective own discretion, they deem reasonably satisfactory.

XII.	Recommendation

In view of the explanations provided in this Statement and by considering the overall circumstances of the Takeover Offer, as well as the objectives and intentions of the

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Bidder, the Management Board and the Supervisory Board take the view that the consideration offered by the Bidder is adequate in the sense of section 31 para. 1 WpÜG and that the transaction is in the best interest of Wincor Nixdorf, its shareholders and other stakeholders.

For this reason and in consideration of the foregoing explanations, the Management Board and the Supervisory Board support the Takeover Offer and recommend the Wincor Nixdorf Shareholders to accept the Takeover Offer.

The Management Board and the Supervisory Board advise every shareholder to seek tax advice with regard to the tax implications of an acceptance of the Takeover Offer, taking into account the individual tax situation. They in particular point out to the German Retail Shareholders the possibility that the Cash Component in principle is subject to withholding tax (Kapitalertragsteuer).

For further information regarding the tax treatment in case of Wincor Nixdorf’s shareholders accepting the Takeover Offer, the Management Board and the Supervisory Board make reference to section VII.5 of this Statement and to the Bidder’s explanations in section 19 of the Offer Document as well as to section “24 - Material Tax Considerations” in Annex 4 to the Offer Document.

The Management Board and the Supervisory Board of Wincor Nixdorf point out that in individual cases a sale of Wincor Nixdorf Shares (e.g. via the stock exchange) might be economically more beneficial for German Retail Shareholders (including the Current Shareholders) of Wincor Nixdorf than an acceptance of the Takeover Offer. However, in other cases it might be economically more disadvantageous than the acceptance of the Takeover Offer.

The Management Board and the Supervisory Board do not assume any liability in the event that the acceptance or non-acceptance of the Takeover Offer subsequently proves to be economically disadvantageous.

February 10, 2016

Wincor Nixdorf Aktiengesellschaft

Management Board and Supervisory Board

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Definitions

Acceptance Period	33
Additional Acceptance Period	33
AktG	11
Authorized Capital 2014	11
BaFin	31
Banking	16
Bidder	7
Blocked Account Agreement	13
Bridge Credit Agreement	45
Business Combination Agreement	8
Cash Component	7
CET	33
Closing Condition Material Adverse Change	38
Closing Condition Material Compliance Violation	38
Closing Condition Minimum Acceptance Rate	37
Closing Condition No Market Material Adverse Change Condition	38
Closing Condition Registration Statement	37
Closing Conditions	36
Closing Conditions Merger Control Clearance	36
Combined Group	29
Conditional Capital I 2014	11
Conditional Capital II	12
Consideration	32
Consortium Credit Agreement	45
Credit Agreements	45
Current Shareholders	59
Delisting	79
Diebold	7
Diebold Group	7
Diebold KGaA	25
Diebold Offer Shares	7
DOJ	41
Downlisting	79
EDGAR-System	9
EIB Loan	72
Exchange Act	7
Executive Committee	61
Expected Cash Component	44
Expected Supply Obligation	44
Expected Transaction Costs	44
Fairness Opinion	55
Financial Year 2013/2014	17
Financial Year 2014/2015	17
Financing Confirmation	46
German Retail Shareholders	59
Goldman Sachs	55
HSR Act	41

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IDW	57
Integration Committee	63
Integration Management Office	63
Integration Plan	63
Line of Business	60
Lines of Business	60
Management Board	7
Non-Tender Agreement	43
NYSE	20
Offer Consideration	32
Offer Document	7
Put Right	36
Put Right Period	36
Registration Statement	31
Response Statement	7
Retail	16
SEC	31
Securities Act	31
Segment Change	79
Settlement Agent	32
Share Component	7
Statement	7
Supervisory Board	7
Takeover Offer	7
Target Company	7
Tendered Wincor Nixdorf Shares	7
Term Sheet	27
Total Authorized Shares	21
Tranche 2012	14
Tranche 2016	15
Transaction	56
Wincor Nixdorf	7
Wincor Nixdorf Consortium Loan	72
Wincor Nixdorf Custodian Bank	13
Wincor Nixdorf Facility	13
Wincor Nixdorf Group	7
Wincor Nixdorf Share	7
Wincor Nixdorf Shareholder	8
Wincor Nixdorf Shareholders	8
Wincor Nixdorf Shares	7
Wincor Nixdorf Stock Option Plans	14
Wincor Nixdorf Treasury Shares	13
WpHG	15
WpÜG	7
WpÜG-AngebotsVO	31
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Appendix 1 – Subsidiaries of WINCOR Nixdorf

Persons acting in concert with Wincor Nixdorf
(Subsidiaries of Wincor Nixdorf) as at January 27, 2016

Entity	Registered Office
WINCOR NIXDORF International GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Banking Consulting GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Business Administration Center GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Customer Care GmbH	Paderborn, Federal Republic of Germany
Wincor Nixdorf Dienstleistungs GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Facility GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Facility Services GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Global IT Operations GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Global Logistics GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Grundstücksverwaltung Ilmenau GmbH & Co. KG	Paderborn, Federal Republic of Germany
Wincor Nixdorf Logistics GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Lottery Solutions GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Manufacturing GmbH	Paderborn, Federal Republic of Germany
Wincor Nixdorf Portavis GmbH	Hamburg, Federal Republic of Germany
WINCOR NIXDORF Real Estate GmbH & Co. KG	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Retail Consulting GmbH	Paderborn, Federal Republic of Germany
Wincor Nixdorf Retail Services GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Security GmbH	Paderborn, Federal Republic of Germany
Wincor Nixdorf Services GmbH	Paderborn, Federal Republic of Germany
WINCOR NIXDORF Technology GmbH	Paderborn, Federal Republic of Germany
Aevi International GmbH	Paderborn, Federal Republic of Germany

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Entity	Registered Office
Bankberatung Organisations- und IT-Beratung für Banken AG	Wedemark, Federal Republic of Germany
IP Management GmbH	Paderborn, Federal Republic of Germany
Prosystems IT GmbH	Bonn, Federal Republic of Germany
Wincor Nixdorf N.V.	Zaventem, Belgiun
Wincor Nixdorf A/S	Ballerup, Denemark
Wincor Nixdorf Oy	Espoo, Finland
Wincor Nixdorf SAS	Vélizy-Villacoublay, France
Wincor Nixdorf Information Systems S.A.	Kifissia/Athen, Greece
Wincor Nixdorf Banking Services Ltd.	Bracknell/Berkshire, Great Britain
Wincor Nixdorf Ltd.	Bracknell/Berkshire, Great Britain
Aevi UK Limited	Bracknell/Berkshire, Great Britain
Wincor Nixdorf Ltd.	Dublin, Ireland
Wincor Nixdorf S.r.l.	Basiglio/Milan, Italy
Wincor Nixdorf Finance Malta Holding Limited	St. Julians, Malta
Wincor Nixdorf Finance Malta Limited	St. Julians, Malta
SecurCash B.V.	Rotterdam, The Netherlands
SecurCash Nederland B.V.	Houten, The Netherlands
SecurCash Geldverwerking B.V.	Houten, The Netherlands
Wincor Nixdorf B.V.	Delft, The Netherlands
WINCOR NIXDORF Software CV	Utrecht, The Netherlands
WINCOR NIXDORF Software Partner B.V.	Utrecht, The Netherlands
WINCOR NIXDORF Global Solutions B.V.	Utrecht, The Netherlands
Wincor Nixdorf A/S	Oslo, Norway
Wincor Nixdorf GmbH	Wien, Austria
Wincor Nixdorf Sp.z o.o.	Warschau, Poland
Wincor Nixdorf Lda.	Carnaxide, Portugal
LLC WINCOR NIXDORF	Moskau, Russia
Wincor Nixdorf Oil and Gas IT LLC	Moskau, Russia
Wincor Nixdorf Oil and Gas IT Service LLC	Moskau, Russia
Wincor Nixdorf AB	Solna, Sweden
BEB Industrie Elektronik AG	Burgdorf, Switzerland
Wincor Nixdorf Finance AG	Baar, Switzerland
Wincor Nixdorf AG	Brüttisellen, Switzerland
WINCOR NIXDORF s.r.o.	Bratislava, Slovakia
Wincor Nixdorf S.L.	Madrid, Spain
Dynasty Technology Group, S.A.U.	Madrid, Spain
Wincor Nixdorf s.r.o.	Prag, Czech Republic
WN CZ RETAIL SOLUTIONS s.r.o.	Prag, Czech Republic
Aevi CZ s.r.o.	Prag, Czech Republic
Wincor Nixdorf Bilgisayar Sistemleri A.S.	Kadikoy/Istanbul, Turkey

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Entity	Registered Office
LIMITED LIABILITY COMPANY WINCOR NIXDORF	Kiew, Ukraine
Wincor Nixdorf Kft.	Budapest, Hungary
Wincor Nixdorf Soluções em Tecnologia da Informação Ltda.	Atibaia/São Paulo, Brazil
Dynasty Technology Brasil Software Ltda.	Barueri/São Paulo, Brazil
Wincor Nixdorf Canada Inc.	Mississuaga/Ontario, Canada
Wincor Nixdorf IT Support S.A. de C.V.	Mexico City, Mexiko
Wincor Nixdorf S.A. de C.V.	Mexico City, Mexiko
Wincor Nixdorf Inc.	Austin, US
Wincor Nixdorf C.A.	Caracas, Venezuela
WINCOR NIXDORF AUSTRALIA PTY LTD	Frenchs Forest/Sydney, Australia
Wincor Nixdorf (Hong Kong) Ltd.	Kwun Tong, Kowloon/ Hong Kong, China
Wincor Nixdorf Retail & Banking Systems (Shanghai) Co., Ltd.	Shanghai, China
Wincor Nixdorf Manufacturing (Shanghai) Co., Ltd.	Shanghai, China
Wincor Nixdorf India Private Ltd.	Mumbai, India
PT. Wincor Nixdorf Indonesia	Jakarta Selatan, Indonesia
WINCOR NIXDORF RETAIL SOLUTIONS (M) SDN. BHD	Kuala Lumpur, Malaysia
Wincor Nixdorf (M) Sdn. Bhd.	Kuala Lumpur, Malaysia
WINCOR NIXDORF (PHILIPPINES) INC.	Makati City, Philippines
WINCOR NIXDORF PTE. LTD.	Singapore
WINCOR NIXDORF MANUFACTURING PTE. LTD	Singapore
WINCOR NIXDORF Ltd.	Seoul, South Korea
Wincor Nixdorf Taiwan Ltd.	Taipei, Taiwan
Wincor Nixdorf (Thailand) Co., Ltd.	Bangkok, Thailand
EURL WINCOR NIXDORF	Algiers, Algeria
Wincor Nixdorf S.A.	Casablanca, Morocco
WINCOR NIXDORF (PTY) LTD	Hurlingham-Sandton, South Africa
Wincor Nixdorf Retail ME DMCC (not fully consolidated)	Dubai, United Arab Emirates
Wincor Nixdorf Limited (not fully consolidated)	Lagos, Nigeria
CI Tech Components AG (Joint Venture)	Burgdorf, Switzerland
CROWN B.V. (Joint Venture)	Delft, The Netherlands
WINSERVICE AS	Oslo, Norway

87

AppenDix 2 – Fairness Opinion
Goldman Sachs AG

NON-BINDING TRANSLATION

The following opinion was delivered to the Management Board (Vorstand) and the Supervisory Board (Aufsichtsrat) of Wincor Nixdorf AG by Goldman Sachs AG in German language. In the event of an inconsistency between this version and the German language version, only the German language version is binding.

[Goldman Sachs AG Letterhead]

PERSONAL AND CONFIDENTIAL

February 10, 2016

The Management Board (Vorstand)
The Supervisory Board (Aufsichtsrat)
Wincor Nixdorf AG
Heinz-Nixdorf-Ring 1
D-33106 Paderborn

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Diebold, Inc. (“Diebold”) and its affiliates) of the issued no-par value bearer shares (each representing a pro rata amount of the registered share capital of €1.00 per share) (the “Shares”) of Wincor Nixdorf AG (the “Company”) of the Consideration (as defined below) to be paid for each Share in the Tender Offer (as defined below) pursuant to the offer document dated February 5, 2016 and published by Diebold on February 5, 2016 (the “Offer Document”) in accordance with Section 14, Paragraph 3 of the German Act on the Acquisition of Securities and Takeovers (the “Takeover Act”). The Offer Document provides for a tender offer for all of the Shares (the “Tender Offer”), pursuant to which Diebold will exchange €38.98 in cash (the “Cash Consideration”), and 0.434 shares of common stock, par value $1.25 per share (the “Diebold Shares”), of Diebold (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”) for each Share for which the Tender Offer has been accepted. The Offer Document provides that, following the Tender Offer, under certain circumstances, a domination agreement and/or a profit and loss transfer agreement may be entered into between Diebold or Diebold Holding Germany Inc. & Co. KGaA as the direct or indirect parent company and the Company as the controlled and/or profit shifting company pursuant to Sections 291 et seq. of the German Stock Corporation Act.

Goldman Sachs AG and its affiliates (collectively, “Goldman Sachs”) are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Diebold, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Offer Document and the

NON-BINDING TRANSLATION

The Management Board (Vorstand)

The Supervisory Board (Aufsichtsrat)

Wincor Nixdorf AG

February 10, 2016

Page Two

Business Combination Agreement (the “Agreement”), dated November 23, 2015, by and among Diebold and the Company (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse, under certain circumstances, certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We also have provided certain financial advisory and/or underwriting services to Diebold and/or its affiliates from time to time. We may also in the future provide financial advisory and/or underwriting services to the Company, Diebold and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Offer Document, the draft reasoned statement of the Management Board and the Supervisory Board of the Company prepared in accordance with Section 27, Paragraph 1 of the Takeover Act in the form approved by you; the Agreement; annual reports (Geschäftsberichte) of the Company, including the consolidated financial statements of the Company and the management report (Konzernlagebericht) for the Wincor Nixdorf Group, for the five fiscal years ended September 30, 2015; annual reports to shareholders and Annual Reports on Form 10-K of Diebold for the five fiscal years ended December 31, 2014; the Form S-4 Registration Statement of Diebold as filed with the Securities and Exchange Commission on February 5, 2016; certain interim reports of the Company and certain interim reports to shareholders and Quarterly Reports on Form 10- Q of Diebold; certain other communications from the Company and Diebold to their respective shareholders; certain publicly available research analyst reports for the Company and Diebold; and certain internal financial analyses and forecasts for the Company prepared by its management and for Diebold prepared by its management, in each case, as approved for our use by the Company (the “Forecasts”) and certain operating synergies projected by the managements of the Company and Diebold to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Diebold regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and Diebold; reviewed the reported price and trading activity for the Shares and the Diebold Shares; compared certain financial and stock market information for the Company and Diebold with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent public tender offers in Germany; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Diebold and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Diebold or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Offer Document and the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

NON-BINDING TRANSLATION

The Management Board (Vorstand)

The Supervisory Board (Aufsichtsrat)

Wincor Nixdorf AG

February 10, 2016

Page Three

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Diebold and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders in the Tender Offer. We do not express any view on, and our opinion does not address, any other term or aspect of the Transaction or any term or aspect of any agreement or instrument contemplated by the Offer Document or the Agreement or entered into or amended in connection with the Transaction, including any domination agreement and/or profit and loss transfer agreement, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than Diebold and its affiliates) of Shares in the Tender Offer or otherwise. We are not expressing any opinion as to the prices at which the Diebold Shares or the Shares will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Diebold or the ability of the Company or Diebold to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Management Board and the Supervisory Board of the Company in connection with their consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

This opinion is not, and should not be construed to be, a valuation opinion (Wertgutachten) of the type rendered by qualified auditors under the requirements of the corporate laws of Germany. An opinion of fairness from a financial point of view differs in a number of important respects from such a valuation opinion performed by qualified auditors and from accounting valuations generally.

NON-BINDING TRANSLATION

The Management Board (Vorstand)

The Supervisory Board (Aufsichtsrat)

Wincor Nixdorf AG

February 10, 2016

Page Four

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than Diebold and its affiliates) of Shares in the Tender Offer is fair from a financial point of view to such holders.

Very truly yours,

GOLDMAN SACHS AG

/s/ [WOLFGANG FINK]	/s/ [THOMAS SCHWEPPE]